429



05009354

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hindalco Industries

*CURRENT ADDRESS

PROCESSED
JUN 3 0 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3428 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 6/29/05


HINDALCO
DITYA BIRLA GROUP

ANNUAL REPORT
2004-2005



HINDALCO INDUSTRIES LIMITED



IN HOMAGE TO
OUR LEGENDARY LEADERS



GHANSHYAMDAS BIRLA ADITYA VIKRAM BIRLA

"WE LIVE BY THEIR VALUES"




HINDALCO
ADITYA BIRLA GROUP



OUR VALUES

Integrity
Commitment
Passion
Seamlessness
Speed



Copper Complex at Dahej



Captive Jetty at Dahej

CONTENTS

HINDALCO INDUSTRIES LIMITED

BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla
Chairman
Mrs. Rajashree Birla
Mr. C.M. Maniar
Mr. E.B.Desai
Mr. S.S. Kothari
Mr. M.M.Bhagat
Mr. K.N.Bhandari
Mr. A.K. Agarwala
Mr. D. Bhattacharya
Managing Director

KEY EXECUTIVES

CHIEF FINANCIAL OFFICER

Mr. R.K. Kasliwal
Group Executive President

COMPANY SECRETARY

Mr. Anil Malik

AUDITORS

Singhi & Co., Kolkata

COST AUDITORS

R. Nanabhoy & Co., Mumbai
Mani & Co., Kolkata

INDEPENDENT AUDITORS (US GAAP)

KPMG, Mumbai

ALUMINIUM BUSINESS

Mr. Sashi K. Maudgal, *Chief Marketing Officer*
Mr. Shankar Ray, *Joint President (Chemicals & International Trade)*
Mr. Sumit Banerjee, *Joint President (Foil & Wheel)*
Mr. S. M. Bhatia, *Chief Operating Officer – Demerged Indal Units*
Mr. Amit Basu, *Joint President (HR) – Demerged Indal Units*

Renukoot Unit

Mr. Ratan K. Shah, *Chief Officer – Operations*
Mr. R.P. Shah, *Chief Manufacturing Officer*
Mr. Rahul Mohnot, *Jt. Executive President (F & C)*
Mr. Ajey Srivastava, *Joint President (Fabrication)*
Mr. S.C. Tandon, *Joint President (Reduction)*
Mr. J. Bhowmik, *Joint President (Renusagar Power)*

Aditya Aluminium

Mr. S. N. Bontha, CEO

Utkal Alumina

Mr. S. Marar, CEO

COPPER BUSINESS

Mr. P.Balakrishnan, *Executive President*
Mr. A.K. Saxena, *Joint Executive President(Manufacturing)*
Mr. P.S. Ghose, *Joint Executive President(Projects)*
Mr. J.P. Paliwal, *Joint Executive President(Commercial)*
Mr. B.M. Sharma, *Joint Executive President(Marketing)*
Mr. Sanjay Loyalka, CEO, *Copper Mines(Australia)*

CORPORATE

Mr. S. Talukdar, *Deputy* CFO
Mr. Kim Freeman, COO *(Mining)*
Mr. Pratik Roy, *Chief People Officer*
Mr. Barry Marshall, *Head-Risk Management & Business Development*

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

India has become the centripetal force of globalisation. The country is attracting capital and companies at an accelerated pace. In the process, it is rewriting the economics of scores of industries. Consolidation is becoming the order of the day. We welcome this trend sparked by globalisation.

With the resurgence of the industrial sector, propelled by buoyant exports and the brightening of the domestic investment climate, both business optimism and consumer confidence rose. The macro economic performance of our country, in fact, turned out to be stronger than anticipated. These developments at the macro level had a salutary impact on your Company's overall performance.

Your Company posted a splendid performance and attained net revenues of Rs. 95,233 million and profit before tax and extraordinary items of Rs. 19,133 million. Despite tremendous odds faced due to high input costs, the dropping of the US dollar and a disproportionate lowering of import tariffs, your Company could post an impressive result which is indeed commendable.

To take Hindalco's strategic stake in Indal to its logical conclusion, all of the businesses of that Company have been merged into Hindalco, with the exception of its foil business at Kollur.

To retain its edge, your Company has opted for further brownfield expansions and is exploring greenfield ventures as well. The Alumina capacity at your Company's Muri plant is being raised from 110,000 tpa to 500,000 tpa. Likewise, a plan for enhancement of capacity at Belgaum is under evaluation. Our intent is to elevate the capacity significantly from 350,000 tpa to 650,000 tpa and to ramp up high value special alumina from 91,000 tpa to 167,000 tpa. Concurrent to the Alumina Expansion, your Company is also augmenting its smelter and captive power generation capacity at Hirakud. The metal capacity is being enhanced from 65,000 tpa to 146,000 tpa, while the power generation capacity is to increase from 67.5 MW to 317.5 MW.

We have entered into MoUs with the Government of Orissa and Jharkhand to set up a world-class aluminium complex and a greenfield aluminium smelter respectively. These mark a milestone in our goal of making Hindalco a global non-ferrous metals powerhouse. Both these projects are subject to receiving the necessary approvals, land and other infrastructural support from the Governments of Orissa and Jharkhand. Once commissioned, these projects will position Hindalco in the league of the top ten global players.

"Doubling the copper smelter capacity from 250,000 tpa to 500,000 tpa catapults your Company's plant - Birla Copper to become the world's largest single location world-scale copper smelter. Importantly, it brings us closer to our goal of being among the "Top 15%" global, cost efficient copper makers."

Doubling the copper smelter capacity from 250,000 tpa to 500,000 tpa catapults your Company's plant - Birla Copper to become the world's largest single location world-scale copper smelter. Importantly, it brings us closer to our goal of being among the "Top 15%" global, cost efficient copper makers.

Ramping up of Birla Copper's capacity from 100,000 tpa in 1998 to 500,000 tpa which is a five-fold leap in 7 years, is indeed a commendable feat. It also enables us to sweat our assets optimally, enabling us to leverage the Dahej jetty and infrastructural facilities to the maximum.

I would also like to share with you that in the Copper business too our aspiration is to be a world-class, globally competitive, integrated copper player. To do so, apart from the Nifty and Mt. Gordon mines, which we have acquired in the last three years, we are exploring getting new mines in the South-East Asian and the Australian region. Nifty and Mt. Gordon will eventually contribute 20 per cent of our copper concentrate requirement at Dahej.

Unrelenting sweating of the assets, a tight rein on costs, extremely prudent financial management, the leadership position that its aluminium and copper businesses enjoy and above all, its strong fundamentals, in my view, have a collective propitious impact on your Company's future. This is notwithstanding, the challenges that both the businesses will continue to face.

Globally the demand for aluminium grew by 10 per cent last year on the back of strong demand from China. In 2005, we peg growth at a moderate 4 to 5 per cent due to the softening demand growth in the US, Western Europe and China.

"Unrelenting sweating of the assets, a tight rein on costs, extremely prudent financial management, the leadership position that its aluminium and copper businesses enjoy and above all, its strong fundamentals, in my view, have a collective propitious impact on your Company's future."

For us in India, the tidings are good. Indian domestic consumption was up by 9.5 per cent in the year under review, driven by a double digit growth in aluminium forms of castings, extrusions and wire rods used in the transportation, building and electrical sectors. The continued growth in the Indian economy is expected to heighten activities in these sectors. Collectively they account for over 65 per cent of the total aluminium usage. With our GDP growth slated to be around 7 per cent for the ensuing year, we expect the domestic aluminium demand to grow at sustained levels of 8 per cent.

In so far as it relates to copper, global copper consumption in 2005 is estimated to grow at a moderate 2.4 per cent after a growth of 8.8 per cent in 2004. China would continue to be the main driver with a consumption growth of 9.5 per cent. Given the increased availability of Copper Concentrate the demand/supply situation will equalize after experiencing a huge demand/supply gap of approximately 800,000 tonnes in 2004.

In India the user segments such as winding wire, power cables, the transformer industry and continued increased export of down stream products supporting higher Deemed Export sales will help the copper sector chug along. Regrettably, the industry is greatly disadvantaged as non-value added imports from Sri Lanka under the FTA continue to adversely impact the domestic sales.

A large number of Smelters are taking their annual maintenance shutdown during the first quarter of the financial year 2006. No major new Smelters other than those already in the pipeline are reported to come on stream. In a scenario of high copper and gold prices, mines would continue to produce more. The market would therefore remain in surplus, and hence the annual Tc/Rc for 2006 is expected to further improve in favour of the Smelters.

We continue to look forward to a period of high growth both in revenues and earnings.

I would like to take this opportunity to place on record, your Board and my personal appreciation of the dedication and uncompromising commitment of an overwhelming majority of your Company's employees. They have enabled us build a culture of meritocracy.

Aditya Birla Group – In Perspective

"Our road-map includes exploring further acquisitions and leveraging upon both greenfield and brownfield opportunities. Our plans are well under way."

I am pleased to share that much of the consolidation that we had embarked upon is now behind us. Going forward, our accent is on accelerated growth as we stand at an inflection point. In each of our major businesses, scaling up of capacities and services will be necessary. Our road-map includes exploring further acquisitions and leveraging upon both greenfield and brownfield opportunities. Our plans are well under way.

The completion of the acquisition of UltraTech Cement (the erstwhile Cement business of Larsen & Toubro), has positioned Grasim Industries as the 8th largest Cement player in the world. By the turn of the decade, significant additional capacities will also be added.

As a step up to fortify our Pulp operations in the Viscose Staple Fibre business, we have signed a Framework Agreement with the Province of New Brunswick for the acquisition of St. Anne Nackawic Pulp Mill, in partnership again with Tembec. To become self-sufficient in pulp, we are exploring the setting up of Greenfield pulp plants globally. This strategy is consistent with our game-plan of reinforcing our competitive edge in the Cellulosic man-made fibre sector through setting up fully integrated operations virtually from the "Forest to the Fabric" stage.

"Our vision as a Group is to be a premium global conglomerate with a clear focus on each business. Our focus is both top-line and bottom-line growth and not growth for the mere sake of growth."

Our Carbon Black Plant in Egypt has become the largest producer in the world. In China, at the Liaoning Carbon Black Plant, we are scaling up the capacity significantly. Today, we are the fourth largest Carbon Black player in the world, and we hope to rise in the rank.

In essence, our vision as a Group is to be a premium global conglomerate with a clear focus on each business. Our focus is both top-line and bottom-line growth and not growth for the mere sake of growth.

Focus on People

Being essentially a meritocracy and a people's organization, our attention in the people area remains unwavering. We are enhancing the quality and the pace of the institutionalization of our systems and processes. These now embrace the entire life cycle of the employees' engagement with the organization. Several new initiatives have been taken towards the well-being of our employees, particularly in the area of healthcare, education of their children and other critical aspects that can have a significant bearing on his or her performance.

Our focus on managerial capabilities is getting much sharper. We are proactively addressing the need to build a robust leadership pipeline. International firms have been enlisted by us to assess the talent and the potential in our Group to meet our future growth aspirations. I have also impressed upon our management teams that it is our collective responsibility to spot talent, track it and help spawn leaders.

"Our focus on managerial capabilities is getting much sharper. We are proactively addressing the need to build a robust leadership pipeline. International firms have been enlisted by us to assess the talent and the potential in our Group to meet our future growth aspirations. I have also impressed upon our management teams that it is our collective responsibility to spot talent, track it and help spawn leaders."

Let me reiterate, our aspiration is to hone capabilities not for an Indian manager who is posted overseas, but for a world-class manager who simply happens to be an Indian.

Finally, I believe few organizations can take pride in the quality of competence, passion and commitment that we find here. We have the organizational will, discipline and people power to achieve our stretched ambition.

Best regards,

Yours sincerely,



Kumar Mangalam Birla

Date: 30th April, 2005

FINANCIAL HIGHLIGHTS

(Rs. in Millon)

	2004-05***		2003-04	2002-03**	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96	1986
PROFITABILITY	Mn US$*											
Gross Sales & Operating Revenues	**2,396**	104,804	68,199	55,024	26,595	25,836	23,076	20,131	16,707	13,083	14,222	3,218
Net Sales & Operating Revenues	**2,177**	95,233	62,084	49,856	23,314	22,754	20,312	17,670	14,733	11,571	12,518	2,483
Operating Profit	**520**	22,766	15,003	12,972	10,060	10,622	9,450	7,916	6,156	4,425	5,700	251
Other Income	**62**	2,700	2,400	1,662	1,989	1,221	1,337	1,305	1,176	1,592	1,675	18
Interest Charges	**39**	1,700	1,772	1,365	456	619	597	836	723	489	616	78
Depreciation	**106**	4,633	3,175	2,642	1,543	1,424	1,353	1,246	776	423	348	126
Profit before Tax & Extraordinary Items	**437**	19,133	12,456	10,627	10,050	9,801	8,837	7,138	5,832	5,105	6,411	34
Current Tax	**130**	5,705	2,606	2,520	2,570	3,020	2,485	1,470	870	1,202	2,400	-
Deferred Tax	**1**	43#	1,461	653	620	-	-	-	-	-	-	-
Net Profit before Extraordinary items	**306**	13,385	8,389	7,455	6,860	6,781	6,352	5,668	4,962	3,903	4,011	34
Net Profit	**304**	13,294	8,389	5,821	6,860	6,781	6,124	5,668	4,962	3,903	4,011	34
Dividend Payout (Including Dividend tax)	**48**	2,120	1,721	1,408	1,005	985	691	532	430	369	298	20
Retained Profit	**255**	11,174	6,668	4,413	5,855	5,796	5,433	5,135	4,532	3,534	3,714	14
Foreign Exchange Earnings on Exports	**595**	26,052	12,951	10,283	3,374	3,763	3,123	1,655	1,702	1,566	1,054	1
BALANCE SHEET												
Gross Fixed Assets (including CWIP and Revaluation)****	**2,308**	100,958	71,262	64,704	63,168	56,365	53,450	52,055	36,205	30,812	25,046	3,784
Net Fixed Assets (excluding Revaluation)	**1,583**	69,265	52,079	48,634	26,951	21,520	20,009	19,950	18,929	14,202	8,845	806
Investments	**846**	37,021	33,772	26,484	19,853	19,175	11,328	10,628	10,012	7,144	9,455	224
Net Current Assets	**448**	19,582	18,325	19,233	13,032	10,241	12,409	8,851	6,282	7,059	6,339	399
Capital Employed	**2,877**	125,869	104,176	94,351	59,836	50,936	43,746	39,429	35,223	28,405	24,640	1,429
Loan Fund	**869**	38,000	25,646	23,950	9,577	7,147	5,754	6,870	7,799	5,513	5,282	827
Deferred Tax Liability	258	11,297	9,951	8,490	4,443	-	-	-	-	-	-	-
Net Worth	**1,750**	76,572	68,579	61,911	45,816	43,789	37,992	32,559	27,424	22,892	19,357	602
Net Worth represented by :-												
Share Capital	21	928	925	925	745	745	745	745	745	745	496	184
Reserves & Surplus (Excluding Revaluation Reserves) *****	**1,729**	75,644	67,654	60,986	45,071	43,044	37,247	31,814	26,679	22,147	18,861	418
	1,750	76,572	68,579	61,911	45,816	43,789	37,992	32,559	27,424	22,892	19,357	602
Book Value per share (US$ / Rs.)	19	825.30	741.59	669.24	615.26	588.00	510.19	437.24	368.27	307.41	389.92	44.97
Capital Expenditure	336	14,689	6,690	10,373	7,009	2,995	1,474	2,311	5,549	5,786	2,937	336
Market Capitalisation (at year end share price)	**2,743**	120,023	112,556	49,428	57,338	57,447	54,740	34,701	49,892	67,876	39,050	1,165

* 1 US$= Rs. 43.7500

** Figures for 2002-03 onwards include figures relating to the copper business acquired from Indo Gulf Corporation Ltd with effect from 01.04.2002.

*** Figures for 2004-05 include figures relating to the Aluminium business after the merger of demerged undertakings of Indal with effect from 01.04.2004.

**** Fixed assets of Aluminium Business have been reinstated at its original cost in 2002-03.

***** Net of Miscellaneous Expenditure.

\# Net of Provision for Deferred Tax Liability for earlier years written back.

FINANCIAL HIGHLIGHTS

(Rs. in Millon)

		2004-05**	2003-04	2002-03*	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96	1986
RATIOS & STATISTICS												
Operating Margin	%	**23.90**	24.17	26.02	43.15	46.68	46.53	44.80	41.78	38.24	45.54	10.12
Gross Margin	%	**24.96**	25.18	26.62	49.73	49.33	50.17	47.45	44.86	47.77	54.00	7.71
Net Margin	%	**13.96**	13.51	11.68	29.42	29.80	30.15	32.08	33.68	33.73	32.05	1.38
Interest Cover (EBITDA/Interest)	Times	**14.98**	9.82	10.72	26.43	19.14	18.08	11.02	10.13	12.31	11.98	3.06
Gross Interest Cover (EBITDA/Gross Interest)	Times	**12.47**	8.77	7.51	13.50	14.92	17.76	10.70	7.23	8.63	11.98	3.06
Pre-tax Interest Cover (EBIT/Interest)	Times	**12.26**	8.03	8.79	23.04	16.84	15.81	9.53	9.06	11.44	11.41	1.44
ROACE	%	**17.45**	14.33	13.57	18.97	22.01	22.68	21.36	20.61	21.09	32.02	9.68
ROAE***	%	**17.88**	15.10	15.05	16.70	16.58	18.01	18.90	19.72	18.48	23.44	6.05
Net Sales / Total Assets	Times	**0.76**	0.60	0.53	0.39	0.45	0.46	0.45	0.42	0.41	0.51	1.74
Debts Equity Ratio	Times	**0.47**	0.36	0.37	0.20	0.16	0.14	0.20	0.27	0.21	0.22	1.21
Debt Equity (net of cash & cash equivalents)	Times	**0.07**	0.14	0.20	-	0.00	-	0.09	0.20	0.14	0.10	0.90
Debts Capitalisation Ratio	Times	**0.30**	0.25	0.25	0.16	0.14	0.13	0.17	0.21	0.17	0.18	0.58
DPS	Rs	**20.00**	16.50	13.50	13.50	12.00	8.00	6.50	5.25	4.50	6.00	1.50
EPS	Rs	**143.28**	90.71	62.92	92.12	91.06	82.23	76.11	66.64	52.50	80.79	2.56
CEPS	Rs	**193.21**	125.04	91.49	112.85	110.18	100.41	92.85	77.06	58.18	87.81	12.00
No. of Equity Shareholders	No	**117,721**	117,124	153,606	35,955	37,925	39,769	38,780	37,294	37,656	38,577	20,638
No. of Employees	No	**19,687**	13,675	13,752	12,955	12,892	12,964	12,968	12,445	11,935	11,388	8,143
Average Cash LME (Aluminium)	US$/MT	**1,779**	1,496	1,354	1,395	1,533	1,473	1,291	1,566	1,505	1,723	1,450
Average Cash LME (Copper)	US$/MT	**3,000**	2,046	1,586	-	-	-	-	-	-	-	-
PRODUCTION												
Calcined Alumina	MT	1,159,664	591,297	501,270	494,724	476,700	453,305	421,486	361,520	333,223	341,031	194,576
Aluminium Metal	MT	409,068	323,184	266,837.	261,338	251,492	248,930	240,926	200,304	166,272	175,398	123,425
Wire Rods	MT	62,392	58,233	50,789	52,203	43,946	49,018	51,197	45,482	42,704	45,865	30,443
Rolled Products	MT	175,734	77,069	73,171	70,113	62,811	58,690	44,668	34,193	18,302	31,378	26,498
Extruded Products	MT	28,551	18,194	18,973	16,250	18,602	14,959	11,995	12,389	11,798	12,589	9,064
Foil	MT	26,177	18,560	19,235	17,209	12,756	7,537	1,551	26	-	-	-
Wheel	Pcs	107,279	99,091	56,117	22,889	23,058	5,451	-	-	-	-	-
Copper Cathodes Produced	MT	217,138	186,611	185,159	-	-	-	-	-	-	-	-
Continuous Cast Copper Rods	MT	88,298	91,380	76,766	-	-	-	-	-	-	-	-
DAP and Complexes	MT	286,264	231,903	315,785	-	-	-	-	-	-	-	-
Gold	Kgs	5,155	6,908	5,451	-	-	-	-	-	-	-	-
Silver	Kgs	36,595	31,513	30,500	-	-	-	-	-	-	-	-

* Figures for 2002-03 onwards include figures relating to the Copper business acquired from Indo Gulf Corporation Limited with effect from 01.04.2002.

** Figures for 2004-05 onwards include figures relating to the Aluminium business after the merger of demerged undertakings of Indal with effect from 01.04.2004.

*** ROAE is based on profit before extraordinary items.



Mr. D. Bhattacharya
Managing Director

OVERVIEW

It was yet another landmark year for your Company as aggregate revenues and net profits reached a new high of Rs. 95,233 million and Rs. 13,294 million respectively. The results reflect an impressive growth, even if adjusted for the impact of the business units, demerged from Indal, our subsidiary, during the year.

Your Company has delivered a commendable performance amidst significant challenges. Though a rise in LME prices benefited, both aluminium and copper businesses suffered on account of a steep cut in import tariff, appreciation in the value of Indian Rupee against the US Dollar, high energy and caustic prices. Being a custom copper smelter, the company gained little from the steep rise in LME price. The business bore the brunt of a heavy reduction in export incentives and a 10% cut in import tariff effected through the two budgets. The dramatic recovery in the Treatment Charges and Refining Charges (Tc/Rc) did not have any significant positive impact on profitability as most of the long term contracts for FY05 were negotiated towards the end of CY2004.

STRATEGIC INITIATIVES

It was a historic year for your Company strategically. Several steps were initiated to enhance economies of scale, increase share of value added products and improve the market mix.

Merger of de-merged Indal

The Board of Directors of Hindalco and Indal approved a Scheme of Arrangement between both the Companies, on 23rd August 2004. This entailed the de-merger of all the businesses of Indal with the exception of the business pertaining to the Foil plant at Kollur in Andhra Pradesh, into Hindalco. A full-blown merger was not considered in the view of certain fiscal issues pertaining to the Foil business.

The Scheme was duly approved by the High Courts of Kolkata and Mumbai on 23rd December, 2004 and 14th January, 2005 respectively. Pursuant to the Scheme, Hindalco issued shares to the minority shareholders of Indal in the ratio of 1 share of Rs. 10/- each in Hindalco, credited as fully paid up for every 7 equity shares held by the minority shareholder in Indal. The Indal shareholders will continue to hold their shares in Indal. The face value of those shares is reduced from Rs 10 per share to Rs 2 for every share. Hindalco's stake in the remaining Indal stays unchanged at its existing 97% level.

The effective date for the Scheme was 1st April, 2004 and the operations for the current year reflect the performance of Hindalco and the de-merged entities of Indal, for the full year. Upon successful completion of


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the scheme, your Company has also re-organised its production as well as sales and marketing divisions towards ensuring seamlessness in operations and tighter control over costs. We are confident that this value accretive move will yield desired results from the current fiscal onwards.

Brownfield expansion in Copper

Your Company has successfully stabilized the smelter capacity of 250,000 tpa, expansion of which was completed towards the end of FY04. The capacity ramp-up has been satisfactory.

Towards attaining global size, scale and competitiveness and to reap benefits of the significant deficit in the Asian markets, your Company pursued yet another expansion of the copper smelter to 500,000 tpa. The project implementation is nearing completion and in fact significantly ahead of planned timelines. Commissioning trials have begun in April 2005 and the commercial production is likely to start soon.

On successful stabilisation of the expanded smelter, your Company will be amongst the Top-10 global producers of copper and will also be the largest custom smelter in a single location anywhere in the World. More importantly, it will also enable your Company to fully exploit the infrastructure potential at Dahej and move to the coveted position of being amongst Top-15% of lowest cost copper producers in the World.

Significant growth plans initiated

Simultaneously, towards realizing the vision of attaining global size and scale and further improving cost competitiveness, your Company pursued several growth projects in alumina and aluminium. These include low cost brownfield expansion of alumina capacities at Muri and Belguam as well as smelting capacity at Hirakud, which is already under implementation. In addition, your Company is also implementing a 1 - 1.5 million tpa greenfield alumina plant in Orissa through Utkal Alumina, a joint venture with Alcan. Your company holds 55% equity stake in the joint venture.

Apart from these, your Company is also exploring opportunities for further growth in alumina and aluminium. Towards this end, your Company has signed a Memorandum of Understanding each with the Governments of Jharkhand and Orissa, details of which are outlined elsewhere in this report. On their successful completion these projects will catapult your company into the league of "Global Top-10" and further strengthen its cost competitiveness in the global aluminium industry.


THE

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BUSINESS PERFORMANCE REVIEW

Your Company delivered top notch performance with the highest ever net profit of Rs. 13,294 million on a record breaking turnover of Rs. 95,233 million. The Aluminium business accounted for 55% of the total revenues and 77% of Earnings before Interest & Tax, while the balance came from the Copper business.

	Aluminium		Copper		Unallocable	Total
	Rs. Mn	Share	Rs. Mn	Share	Rs. Mn	Rs. Mn
Net Sales & Operating Revenue	52,521	55%	42,712	45%	-	95,233
PBIT	15,957	77%	2,538	12%	2,338	20,833
Capital Employed	55,129	44%	37,813	30%	33,021	125,963
ROCE (%)	29%		7%			17%
PBIT Margins (%)	30%		6%			22%

ALUMINIUM BUSINESS

It was an eventful year for the Aluminium business due to the following reasons:

- Production scaled new heights with alumina volumes nearing 1.16 million tonnes and primary metal crossing the 400,000 tonne mark.
- Business income rose to record level of Rs. 52,521 Million. In fact it was up by 17.5% on a comparable basis even after excluding results of the newly merged Indal.
- The PBDIT margins reached 42%, the highest level in last 5 years.
- Aluminium exports of your Company crossed the Rs. 10,000 million mark to reach Rs. 10,890 million

Your Company recorded the highest production across all products. The sales volumes crossed previous highs, except in primary metal as more metal was used in-house for value added products. Realisations too registered increase in all the product categories. The highlight of the year's performance was the contribution of value added products (VAP) to sales. At 198,615 MT, the VAP constituted 47% of metal sales tonnage and 54% of metal revenues.


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Operational Review

Product-wise break-up of sales

Products	Net Sales (Rs. Million)		Sales Volume (MT)	
	FY05	FY04	FY05	FY04
Hydrate and Alumina (Standard Metallurgical & Specials)	5,696	-	322,828	-
Aluminium Ingots/Billets	14,375	13,653	158,518	170,319
Rolled Products	16,380	5,852	144,158	58,175
Extruded Products	3,379	1,927	28,453	18,352
Conductor Redraw Rods	5,908	4,991	62,841	58,778
Aluminium Foils	4,543	2,574	26,004	18,818
Aluminium Wheels	198	186	111,045 (Pcs)	105,975 (Pcs)

Note: This year's results include performance of demerged Indal and hence are not comparable with those of last year.

Alumina

Total Alumina production stood at 1,159,664 MT while sales aggregated to 322,828 MT with balance captively consumed for metal production. Revenues from third party sale of Alumina were Rs. 5,696 Million reflecting an average realisation of Rs. 17,643/MT, which is 46% higher than last year when the business was owned by Indal.

Primary Metal

The primary metal production was at 409,068 MT, pegging the capacity utilisation level at 90% compared to 94% last year. However, excluding the Alupuram smelter which had been de-energised temporarily, the utilisation works out to 100%. The sales tonnage at 158,518 MT was 7% less compared to last year, as a substantial part was used for manufacturing value added products. Total revenues from primary metal sales rose by 5% on the back of improved pricing conditions. This is reflected in average metal realisation which grew 13% from Rs. 80,162/MT to Rs. 90,682/MT. The realisations were higher on account of the strong LME prices.


FY 1999 (231,046 MT)
FY 2005 (419,974 MT)
76%
18%
1%
34%
53%
Metal
Rolled
Extrusions
Foils
Product Mix: FY99 and FY05

During the year, the average LME price increased by 19% from $1,496/MT to $1,779/MT. However, this rise did not translate into an equivalent change in domestic prices due to the appreciation in the value of INR against the US$ and reduction in effective import tariff to 15% in January 2004 before being cut to 10% effective from March'05.

Redraw Rods

Your company produced 62,392 MT of Redraw Rods up by 7% over that of 58,233 MT in the previous year. The stable demand from electrical sector ensured good off-take and helped increase the total sales tonnage by 7% to 62,841 MT. Revenues surged 18%; realisations increased by as much as 11% to Rs. 94,015/MT from Rs. 84,906/MT during the previous year.

Value Added Products (VAP)

Your company has been striving to improve share of value added products, which now accounts for nearly 50% of aggregate metal sales. A well structured plan has been put into place to carry forward the strategy to expand this market further. Already, considerable progress has been made through:

- Refinement and Institutionalization of Key Account Management practices.
- Identification of potential markets to substitute imports by customers.
- Setting up of a large distribution network covering the entire country and plans to further improve the depth of coverage are on the anvil.
- De-risking of the distribution chain through channel financing.
- *The Aluminium Gallery* to showcase new products and applications in aluminium.

Rolled Products

Rolled products constitute the largest segment of VAP, contributing 73% to the total VAP sales. A strong growth in the Consumer durables and the Transport sectors was the main growth drivers. Coupled with aggressive marketing and support services, rolled product sales volume soared to 144,158 MT. Even adjusted for Indal merger effects in the current year, sales volume has grown by an impressive 23% over that of last year. Exports accounted for 41% of the sales tonnage as the company penetrated deeper into the markets of the USA, the UAE and Taiwan.



Golden Foil Packaging

The realisations grew by 15%, outperforming the trend in domestic metal prices, due to higher mark-up and richer product mix. As a result, the revenues from rolled products jumped to Rs. 16,380 million constituting 37% of total metal sales.

Foils

Foils business is the second largest VAP segment accounting for 10% of total metal products sales. Aggregate sales volume climbed up to 26,004 MT garnering Rs. 4,543 million in revenues. The sales tonnage has risen by 11% as compared to last year, even if adjusted of Indal merger effects. Meanwhile, average realisation moved up 28% from Rs. 136,787/MT to Rs. 174,700/MT in FY05, reflecting 93% higher realisation over the ingot prices as compared to 71% in the previous fiscal. The higher premium reflects the significant improvement in product mix and deeper penetration into the profitable niche segments of the end-user sectors.

Extrusions

The total production of extruded products stood at 28,551 MT and excluding the demerged Indal's production, the output rose by 23%. Sales volume clocked 28,453 MT due to a high demand from construction and automobiles sectors. Improved product range and development of new applications like Shuttering Systems, Auto Components and Aluminium Truck & Bus bodies also helped. Notably, this was achieved despite industrial unrest at the Alupuram plant, leading to a production loss for 5 months. The problem has since been resolved and the plant is currently operating at full capacity. Average realisation improved by 13% YoY and pushed the segment revenues to a new high of Rs. 3,379 million.

Wheels

Wheels business operates in a highly competitive environment with four major players and imports as major supply source. Your company increased its volumes by 5% and revenues by 6% to Rs.198 million in FY05. The slow growth in realisation primarily reflects competitive pressures in the market as well as our conscious strategy to widen product range, with a bias towards smaller cars in the popular segment. The latter move was a conscious effort towards expanding the alloy wheels market for long term benefits.

Pricing & Profitability

LME prices started the year at $1,723/MT then declined to $1,575/MT in May before trending up to the 10 year high of $2,032/MT in March and subsequently closed the year at $1,973/MT. This historically high level was accompanied by huge stock depletion on LME warehouses with aluminium inventories touching a mere one week of consumption at the year end.



Closure Stock



Aluminium Chequered Sheets: Flooring & Panelling Applications

Supported by the LME and high demand for VAP, your Company realised better prices across all the VAP segments, despite the appreciating rupee and fall in import tariffs. Higher share of VAP and a richer product mix resulted in higher premiums over metal.

Continuous efforts to improve efficiency, control over costs and higher volumes led to an all time high EBIT of Rs. 15,957 million. Business operating margins were maintained at 37% in FY05. This is commendable considering the sharp increases in cost of key inputs such as caustic soda, auxiliary chemicals as well as energy costs during the year.

Aluminium Outlook

Global Industry Outlook

The global aluminium industry witnessed a healthy growth of over 10% in CY04. Though the pace of growth may not be similar to previous year, primary consumption is expected to remain firm on the back of a strong growth in China and South East Asia and a modest growth in the US and Latin America.

The US consumption is expected to grow, albeit at a slower pace as compared to a double-digit growth witnessed in CY04. With the aerospace market recovering and the truck trailer market growing strong, experts forecast the automotive sector consumption of the metal to be encouraging this year as well. The demand from the construction, machinery and electrical sectors will gain from an upturn in the investment spending. The end-use sector will thus be able to sustain the demand.

With demand from Europe and Japan slowing down for the year, world primary aluminium demand is expected to grow by 4-5% in 2005.

Asia continues to be the strongest engine for the growth in aluminium consumption world over, growing by almost 13% in the last 3 years. While China remains the fastest growing region, the consumption growth in the South East Asian region is impressive. South Korea, Taiwan and Thailand will continue to remain strong consumers of aluminium, the South East Asian region is expected to grow by a healthy 5.6% in 2005. Asia is expected to witness 7-8% demand growth for 2005.

Aluminium production in Asia too has witnessed good growth in the recent times with production in the region growing by a huge 23% in 2004. Notwithstanding, aluminium supplies continue to lag behind the demand, resulting in a supply deficit of 4.2 million metric tons in 2004. During this period, China witnessed a marginal surplus and the rest of Asia witnessed a deficit of 4.8 million metric tons. Given the expectations of



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continued strong growth in China and other Asian markets, the demand supply gap is expected to widen and is estimated to reach a high of 5.9 million metric tons by 2009.

Reflecting the positive outlook, industry experts forecast LME prices to remain firm and move in a range bound manner in a band of $1,700 – 1,900 levels over the next 12-18 months.

Domestic Industry Outlook

The domestic sector outlook remains impressive, both in the immediate and long term. The market that has grown in excess of 10% last year is poised to grow at a healthy pace going forward as well, driven by robust demand from the end-use segments.

The electrical sector has been the largest consumer of aluminium, accounting for 44% of the aluminium consumption. The demand from the sector has been growing at a healthy 10% during the year on the back of reforms in the sector. The recent government initiatives (SEB restructuring, the New Electricity Act and thrust on Transmission & Distribution) have created an environment for rising investments in the power sector. The government has set a capacity addition target of around 100,000 MW in the 10th plan (FY02-07) and the 11th plan (FY07-12). This coupled with the favourable policy changes that allow power sales by captive producers to third parties have created yet another opportunity for increasing private sector participation. We believe that the contribution from this segment will grow in the future as well.

The automotive sector is the second largest user of domestic aluminium. Consumption from the automotive segment has grown by 17% driven by the demand in the automobiles sector and a significant increase in the intensity of aluminium consumption. The automobiles sector growth, having clocked 16% in FY05, is expected to remain in double digits during the year boosted by demand for both 2-wheelers and passenger cars. Importantly, India is fast emerging as a global hub for automobiles as well as auto components, which is likely to fuel demand further.

The building and construction sector is also poised to grow further. The current housing shortage is estimated to be around 19 million and industry experts forecast at least 7-8 million houses to be added every year. The improving affordability on the back of lower interest rates, stable real estate prices and continued fiscal incentives is driving the growth. This coupled with growing acceptance of aluminium for construction and increasing standardisation of extruded products for construction would increase the sector's confidence in using aluminium products. With the Government now considering to allow 100% FDI in the retail sector there will be a surge in retail malls with newer designs that will improve the usage of aluminium in construction. The sector has been growing with a CAGR of over 9% in the past two years and we expect the growth to continue even further.



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Aluva Bus Terminus

Overall, we expect domestic aluminium consumption to grow by 7-8% in FY06.

Domestic prices continue to track the landed cost of imports and hence will follow LME trends, outlook for which remains positive. However the domestic premiums have fallen on account of the duty cuts in the previous budget. The appreciation of the Rupee will also play a significant role in determination of the domestic prices.

Business Outlook for Hindalco

The strong deficit in the neighbouring regions offers significant opportunity for India. Your Company is well positioned to capitalise on the emerging opportunity due to significant competitive strengths, acquired over the years. Your Company is the domestic market leader and amongst the lowest cost producers globally. It benefits from its fully integrated operations, superior operating efficiencies and cost effective access to abundant quality bauxite in India. The changing power scenario in the country and the opening up of coal mining for captive consumers will add further strength going forward.

Aggressive growth plans

Towards capitalising on the emerging opportunities, your Company has chalked out an ambitious growth plan that is aimed at catapulting your company into the league of Top-10 producers of alumina and aluminium in the World.

Keeping in mind the ongoing value shift in alumina, favourable demand-supply conditions in the growing markets of Asia and the significant advantages available for Indian producers, your company has decided to pursue aggressive growth starting with Alumina. Towards this end, as mentioned earlier, we have embarked on two large brownfield expansions and a Greenfield joint venture with Alcan.

- First, we are expanding the refinery capacity at Muri from 110,000 tpa to 450,000 tpa. The project work has already been initiated and is likely to be commissioned by FY07.
- The second expansion is planned at Belgaum, where the refinery capacity is being hiked up from 350,000 tpa to 650,000 tpa. The project is currently under evaluation and if found attractive, is expected to be commissioned in 24 months from the zero date.
- To further strengthen our hold on the domestic market and embark on value added exports in the future, we also plan to de-bottleneck the Special Alumina capacity at Belguam.



Hindalco Extrusions: Where Ideas Take Shape

Simultaneous to these cost-effective brownfield expansions, your Company is also embarking on a greenfield Alumina plant through Utkal Alumina - a 55% held joint venture with Alcan. Utkal will set up a 1.0 – 1.5 Mn tpa alumina plant. The mining leases for over 195 million tonnes of bauxite in Orissa are in place, the land acquisition is completed and the shareholder agreement with Alcan has also been signed. Work on the project has already been initiated. The project is likely to be commissioned in 36 months from the zero date.

Metal growth: The next logical step

Simultaneous to aggressive growth plans in Alumina, towards reaping benefits of attractive metal opportunities in Asia and to further improve cost competitiveness, we are also pursuing opportunities in aluminium as well.

Towards this end, your Company is pursuing a low cost brownfield expansion of the metal capacity at its Hirakud smelter. The smelter capacity is being raised from 65,000 tpa to 146,000 tpa in two phases. Simultaneous efforts are on to modernise the Smelter by converting it from the Soderberg technology to a more efficient Pre-bake technology. The power generation capacity is being hiked to 317.5 MW to complement the smelter expansions.

MoUs with the Jharkhand and the Orissa Governments

Simultaneous to brownfield smelter expansion, your Company is pursuing a few Greenfield opportunities as well. Towards this end, your Company has signed Memorandums of Understanding (MoUs) with the State Governments of Jharkhand and Orissa:

- In the State of Orissa, your Company proposes to setup an integrated greenfield aluminium project, with a capacity to produce a million tpa of alumina and 260,000 metric tpa of aluminium upon completion. This will be supported by a 650 MW dedicated power plant, backed by dedicated coal mines. We have signed a MoU with the Government of Orissa for land, water, bauxite and coal mines, grid power back-up and other necessary approvals/clearances required for the project.
- In the State of Jharkhand, we are considering the implementation of a greenfield smelter with 325,000 tpa capacity, backed by a 750 MW dedicated power with coal mines.

You may please note that these projects are still at the planning stage and their future is contingent upon a thorough evaluation, coal and bauxite linkages falling into place.

On successful completion of the proposed expansions, post critical evaluation of their viability, your Company's smelting capacity will cross the 1-million mark over the next 5-6 years and place us amongst the league of



Copper Cathodes

"Global Top-10" in aluminium. This will also help reduce production costs significantly; thereby further strengthening our competitive position in the aluminium industry, both domestic as well as global.

COPPER BUSINESS

It was an extremely challenging year for the copper business. The sharp rise in LME had a limited impact on current operations, as it was largely a pass through for custom smelters like us. We continued to suffer on account of Tc/Rc that hit a new low in July 2004 before witnessing a sharp recovery during the second half. Since our contracts had already been negotiated for the CY2004, the impact of the recovery was not evident until the fourth quarter as the benefit was contained to that period of the year.

Additionally, the copper business suffered on account of the accelerated pace of tariff changes as it was cut twice to reach the level of 10% in Feb'05 from the 20% level prevailing during the previous fiscal. The difficulties got exacerbated due to heavy reduction in export incentives, INR appreciation against the USD, and rise in input costs.

Operational Review

Products	Net Sales (Rs. Million)		Sales Volume (MT)	
	FY05	FY04	FY05	FY04
CC Rods	14,774	11,266	87,924	91,537
Copper Cathodes	17,966	10,487	126,452	101,033
Sulphuric Acid	434	277	268,592	194,559
DAP & Complexes	4,182	3,492	302,436	260,022
Gold (In Kgs)	3,205	3,770	5,300	6,556
Silver (In Kgs)	352	270	34,900	31,504

Production

Copper cathodes production rose 16% from 186,611 MT last year to 217,138 MT, as the Copper II achieved full stabilisation in February 2005. The utilisation level stands at 87% as compared to 115% of weighted capacity last year. The CC Rods production at 88,298 MT was 3.4% or 3,082 MT less than the 91,380 MT last year, with the utilisation level declining marginally from 94% to 91%.



Copper Refinery at Dahej

Sales

Copper revenues soared by 33% to Rs. 42,712 Million from Rs. 32,126 Million. Aggregate sales tonnage rose to 214,376 MT a rise of 11% over 192,570 MT. With increasing penetration into the high deficit South East Asia and Far Eastern markets, total export rose 16% to 112,001 MT making your Company the largest copper exporter in the country.

The volumes for copper cathodes are 25% up at 126,452 MT while that for CC Rods fell marginally by 4%. Domestic sales of CC Rods increased by 12% Y-o-Y and copper cathodes exports by 37% Y-o-Y. Your company maintained its leadership position in the domestic market by raising its market share from 39% last year to 41% during the year under review.

To extract value from large quantities of by-products generated, your Company launched its fertilizer brand *Birla Balwan*. The exercise has already started showing results as DAP sales crossed 300,000 MT with a 16% increase and revenues by 20% to Rs. 4,182 Million.

The inverted duty structure for Gold and Silver makes their production an uneconomical proposition. Therefore, your company consciously scouts for concentrate with low gold content. In line with lower production, Gold revenues were 15% lower at Rs 3,205 Million and quantity sold declined by 19% from 6,556 Kgs to 5,300 Kgs.

Pricing & Profitability

The rise in LME copper prices, led to higher revenues. However, as you are perhaps aware, the copper price on LME is largely pass-through in nature and does not contribute much to the bottomline. Therefore, the high LME prices have not brought any benefit to the company. The major factors affecting profitability are the Tc/Rc, premium on value added products, domestic market premium, regional premium net of freight costs and value extracted from by-products.

As discussed earlier, the Tc/Rc for CY 2004 were contracted at a time when they were at historic lows. In fact, the higher LME copper prices increased the working capital requirement for your Company resulting in increased interest and financial charges. The import tariff was brought down from 25% to 20% in January 2004, then further to 15% in July 2004 before being cut to 10% in February 2005. The export incentive was also reduced to Rs. 6,500/MT in November 2004. These fiscal changes reduced the domestic market premium and export benefits earlier available to the company.

Overall profitability was constrained as EBIT declined from Rs. 3,097 Million in 2003-04 to Rs. 2,538 Million, as a fallout of the difficult business conditions as outlined above.


US$/MT
3600
3400
3200
3000
2800
2600
2400
Cu Cash
Apr-04
Jun-04
Sep-04
Dec-04
Mar-05

Copper Cash Price on LME

Copper Outlook

Global Industry Outlook

The global copper industry witnessed a demand growth of over 8.5% in 2004, the strongest since the 1980s. The growth was backed by rising consumption from China and better industrial production in the US, Europe and the Asian region. The copper production growth in 2004 was lower at 5.7% and led to a deficit for the year. Though demand growth is expected to slowdown in the rest of the world, strong consumption in Asia would keep global demand growing at 3-4% for 2005.

Led by China, Asia may witness the strongest growth in copper consumption even in 2005. Demand from China is slated to grow in double digits during 2005 mainly due to the need for large investments in the country's power sector. The sector, estimated to account for half of China's total copper demand, is still underinvested and the Chinese government's growth plans for the sector will ensure continued strong demand for copper. Demand from the rest of Asia also remained firm in 2004 with the region emerging as a hub for consumer durables and electronic components (key copper consumers). Consumption in 2005 is likely to slow down as exports of these products fall. As a result experts feel that overall Asian demand growth too may slow down to 5-6% for 2005 from 10% in 2004.

Production in the region too has been growing steadily with a growth of 10% during 2004. With supplies still lagging demand and lack of additional smelting capacities in the region, experts forecast a deficit of around 2 – 2.5 million tonnes in the Asian region. This provides an enormous opportunity to Indian producers for tapping the export potential in the coming years, given the locational advantage they command over the western producers.

Outlook for copper prices and Tc/Rc

As stated earlier, the strong growth in demand, lagging supplies and subsequent fall in inventories have led to buoyant LME prices with FY05 seeing copper prices touching a 15-year high of $3,453/MT towards the year end. The average LME for the year was around $3,000/MT. With demand growth cooling off in the current year and supplies likely to grow on expectations of the new smelter being commissioned in the year, experts feel that high copper prices may not be sustainable. For custom copper smelters, Tc/Rc outlook however is more critical, being the key determinant of sustainable profitability.



Aluminium Curtain Walling made of Hindalco Extrusions

Tc/Rc rates have risen sharply after remaining weak throughout CY 2003 and hitting new lows in the first half of CY 2004. From a low of US¢2-3/lb in July 2004, the spot rates have shot up to US¢25-30/lb by December 2004 and have remained firm since then. Meanwhile, benchmark rates in the contract markets (as indicated by Japanese negotiated rates) have shot up from US¢10-12/lb in 2004 to US¢18-20/lb levels during the current negotiating season.

With most large mines increasing production to capture the high LME prices, experts forecast a surplus of around 500,000 MT of copper-in-concentrate and resultant high Tc/Rc rates for smelters. With increased production from mines likely to continue in the coming year and most smelters having planned shutdowns for maintenance during the first half of 2005, there is the possibility of a surplus for copper in concentrate in 2005, leading to high Tc/Rc for the year.

Domestic Industry Outlook

Domestic demand outlook remains stable. The Jelly Filled Telecom Cables (JFTC), the largest copper consuming segment, is likely to witness steady growth, after having recovered from a sharp fall in recent years. Coupled with continuing strong growth in other key user segments such as winding wires, power cables and the transfer sector, domestic demand is expected to grow by around 4-5% annually over the next few years. The continuing threat of non-value added imports from Sri Lanka under FTA pose a significant challenge for domestic copper producers.

The outlook for domestic copper producers remains optimistic given widening demand-supply gap in Asia, which provides an opportunity for direct exports. Deemed exports should also rise on the back of better outlook for downstream product exports and strong competitive advantage enjoyed by the producers in India.

Business Outlook for Hindalco

Your Company is a domestic market leader with a 41% market share. Towards benefiting from growth opportunities, it has drawn a three pronged strategy:

- The first leg of the strategy focuses on sweating existing assets to attain global cost competitiveness. Simultaneous to its focus on stabilising Copper II operations (i.e., smelter expansion to 250,000 tpa), your company is concentrating on a speedy ramp up of Copper III (i.e., smelter expansion to 500,000 tpa). Improved efficiencies and economies of scale will take your Company to the league of the "Top-15%" global producers in terms of cost.



Tata Motors, Pune - A Testimony of the Durability of Everlast Aluminium Roofing

- Second, your company will strive to leverage benefits of concentrate supplies from captive mines to further improve business profitability in the future. The Mt. Gordon mines in Australia has commenced supplies last year and the Nifty Mines in Australia is expected to go onstream in 2005. The benefits of captive supplies that are expected to account for 20% of expanded requirements will compliment the gains arising out of cyclical improvement in the Tc/Rc markets.
- Finally, we will focus on further strengthening the presence in the Copper mining sector. While tapping the copper value chain optimally, we strive to achieve a fair balance between captive and merchant sources for concentrate requirements in the future.

Your Company will continue to benefit from its strategic strengths arising from its location on the coast, superior operating efficiencies and the benefits of low cost brownfield expansions, completed recently. The value contribution from by-products and the captive jetty at Dahej will add further strength. More importantly, with the improved outlook for Tc/Rc as well as the increased volumes the business is poised to improve in profitability.

FINANCIAL REVIEW & ANALYSIS

Highlights (in Rs. Million)

	FY05	FY04
Net Sales & Operating Revenues	95,233	62,084
Other Income	2,700	2,400
Total Revenues	**97,933**	**64,484**
Total Expenditure	72,467	47,081
Operating Profit	**22,766**	**15,003**
Interest	1,700	1,772
Depreciation	4,633	3,175
Profit before Extraordinary Items and Tax	**19,133**	**12,456**
Provision for Current Tax	5,705	2,606
Provision for Deferred Tax	759	1,461
Provision for Deferred Tax for earlier years written back	(716)	-
Profit before Extraordinary Items	**13,385**	**8,389**
Extraordinary Items	91	-
Net Profit after Extraordinary Items	**13,294**	**8,389**
Operating Margins	24%	24%

Note: This year's results include performance of demerged Indal and hence are not comparable with those of last year.



Everlast Colour Coated Roofing: Industrial and Residential Applications

Total Operating Revenues

Net Sales & Operating Revenues increased to Rs. 95,233 Million from Rs. 62,084 Million last year. As the current year's revenues include those of demerged Indal, it is therefore not comparable with last year's revenues. Operating margins were flat at 24% as the gains in aluminium business were offset by constraints in the copper business.

Other Income

Other Income rose by 12.5% to Rs. 2,700 Million, partly on account of inclusion of Indal, but mainly because of interest on income tax refund and higher income from current investments.

Interest

Total interest expenses declined by 4% from Rs. 1,772 Million in the previous year to Rs. 1,700 Million on account of repayment of debenture and foreign currency loans. Your Company also capitalized about Rs. 342 Million of interest along with capital expenses.

Depreciation

There has been a 46% increase in depreciation charges, mainly due to inclusion of Indal's assets and full year depreciation on Copper II plant at Dahej. Average depreciation rate for the year under review stands at 8% as compared to 7.7% last year.

Taxes

The total effective tax rate at 34% remained almost the same as last year's 33%, even though deferred tax rate declined to 4% from 12%. This was due to increase in effective current tax rate, from 21% to 30% in FY05, on account of lower tax depreciation and removal of export benefits under the Income Tax Act, 1962. Reversal of the deferred tax on account of decrease in income tax rate has resulted in a net addition of Rs. 716 Million to the bottomline of the Company as extraordinary items.

Extraordinary Items

Your Company had to incur expenses amounting to Rs. 91 million for carrying out the scheme of amalgamation of demerged business of Indal with itself.

Net Profit

The net profit before extraordinary items for the year 2004-05 crossed the Rs. 10 billion mark at Rs. 13.29 billion. The earnings per share rose by 58% to Rs. 143 per share, while the cash earnings per share at Rs. 193 is higher by 55% as compared to Rs. 125 last year.



Mr. S.K. Maudgal, CMO and Mr. R.K. Kasliwal, CFO receiving the IMC Ramakrishna Bajaj National Quality Award 2004 from Hon'ble Governor of Maharashtra Mr. S.M. Krishna

Cash Flow Analysis (In Rs. Million)

Cash Flow Highlights – FY05	Amount	%
SOURCES OF CASH		
Cash from operations	17,609	65.0%
Non-operating income	2,061	7.6%
Net debt Inflows	7,427	27.4%
Total	**27,097**	**100.0%**
APPLICATION OF CASH		
Net capital expenditure	11,205	43.8%
Investment in subsidiaries	588	2.3%
Other Treasury investments (Net)	10,358	40.4%
Interest charges and lease rentals	1,740	6.8%
Dividend payout – FY04	1,725	6.7%
Total	**25,616**	**100.0%**
Increase / (Decrease) in Cash and Cash Equivalents	1,481	

Sources of Cash

Income from operations

Strong aluminium and copper prices combined with a better product and market mix significantly improved the realisations. As a result, the year ended with a sizeable Rs. 17,609 million in cash generated from operations. Your company's cash flows remain strong.

Non-operating income

Your company manages a large treasury surplus, giving due considerations to safety, liquidity and returns in that order. It turned in a cash inflow of Rs. 2,061 million, constituting just about 8% of aggregate cash flows.

Net debt inflows

To finance its on going expansion projects, your company tied up a 10 year loan facility for Rs. 49,500 million, out of which the first tranche of Rs. 4,950 million was drawn down in March 2005. Your Company also raised Rs. 3,500 million through two Secured Redeemable Non-Convertible Debenture issues and draw down of



HINDALCO INDUSTRIES LTD



IMC RAMKRISHNA BAJAJ
NATIONAL QUALITY AWARD

The Award certificate and citation

US$ 50 million from a facility contracted last year. Total debt inflows added to Rs. 15,933 million while outflows amounted to Rs. 8,506 million resulting in net debt inflows of Rs. 7,427 million.

Application of Cash

Capital Expenditure

Your Company made investments to the tune of Rs. 11,205 million towards expansions and efficiency improvement projects. Of this, over Rs. 10,118 million crores was spent on expansion projects and the balance for efficiency projects and normal activities.

Investment in Subsidiaries

Your Company has made net investments of Rs. 588 million in subsidiary companies. A sum of Rs. 981 million was invested in equity Shares of Birla Minerals Resources Pty Limited, towards providing finance for the development of the mines. A sum of Rs. 281 million was received from subsidiaries as repayment of loan. The balance is accounted for by the cash and cash equivalents of the demerged Indal net of expenditure on the merger.

Other Investments

Net investment has gone up by Rs. 10,358 million primarily in the form of bonds and units of debt schemes of domestic mutual funds.

Interest

Interest and Finance charges amounted to Rs. 1,700 million during the year, while the total payment towards these charges was Rs. 1,740 million.

Dividend

Your Board has recommended a dividend of Rs. 20 per share, which if approved, would entail an outflow of Rs. 2,120 million including the dividend tax of Rs. 264 million. During the year, your company paid Rs. 1,725 million towards dividend and dividend tax, which includes Rs. 1,721 million towards dividend (incl. dividend tax) for FY04 and the balance for earlier years.

Consolidated Financials

The consolidated financial result of Hindalco along with that of its subsidiaries and joint ventures is impressive. It reflects the robust performance of the company as shown below.

(In Rs. Million)

Consolidated Highlights	FY05	FY04
Net Sales & Operating Revenues	101,055	82,233
Operating Profit	24,306	19,555
Profit before Extraordinary Items	12,978	9,945
Net Profit after Extraordinary Items	12,848	9,935
EPS (before Extraordinary Items) in Rs.	139.9	107.5
EPS (after Extraordinary Items) in Rs.	138.5	107.4
Net Worth	76,514	70,308

RISK MANAGEMENT

Your company is in the commodity business and therefore its revenues and consequently the profitability are exposed to the volatility and cyclicality of commodity prices. Moreover, its revenues are directly and indirectly linked with exchange rate of US$ / Indian Rupee. Your company also assumes interest rate risk in course of its business.

A well established commodity risk management policy and foreign exchange management policy is in place to provide a framework for management of price-risk exposures in these areas. The policy stipulates hedging objectives, risk management authority structure, limits & controls and reporting requirements.

Your Company has a Risk Management Board (RMB), authorized by the board of directors, to oversee various risk management aspects of your Company, strategies for various exposures and compliances with the policies. The members of the RMB are nominated by the board of directors. Formation of price-view and various operational decisions making are done in committees, namely, Price Management Committee for Commodities and Exchange Management Committee for exchange rate risk. These committees report to Risk Management Board.

Commodity Price Risk Management

The Company gets reference from quotations of London Metal Exchange (LME) for its prices in domestic and international markets. Consequently, the changes in the prices of alumina, aluminium, copper, gold and silver significantly impact the revenues of your Company. In accordance with its risk management policy, Company endeavours to reduce exposure to commodity price-risk movements by entering into hedging contracts. The principal objectives of the activity are to reduce volatility of future cash flows and to increase visibility of future revenues.

Company's commodity hedging activities can be divided into following:

- *Timing mismatch risk*: This is the price risk arising due to timing mismatch of purchases of copper concentrate, which is priced based on copper, gold and silver content and sale of copper products, gold and silver. We use various spread risk management tools to hedge this risk.
- *Absolute price risk*: We have price risk on metals that we produce. We use various derivative tools for hedging this risk from time to time.

The prevailing regulations do not permit hedging price-risk of domestic sales of Aluminium. Your company has applied to the RBI for approval in this behalf and is expecting a positive response from the regulator. Another key risk arises from the fluctuations in Treatment Charges and Refining Charges (Tc/Rc) in the Copper business, as these are negotiated annually. Your company addresses this problem through judicious use of long term and short term concentrate contracts in the global markets. Acquiring own mines has been a strategic move towards hedging this risk.

Foreign Exchange Risk

Your company is exposed to foreign exchange risk due to imports of raw materials, capital goods and exports of finished goods. However, since Company's revenues (both export and domestic) are linked with US$/Indian Rupee exchange rate, any volatility in the exchange rate may significantly impact your Company's profitability.

In order to hedge the risk, your company uses various tools such as foreign currency borrowings, currency forward and option contracts in accordance with its foreign exchange risk management policy.

Interest Rate Risk

Your company borrows money from the market to fund its working capital and expansion plans. These borrowings are exposed to interest rate risk. While most of the long-term borrowings are at fixed rate, the short-term borrowings are exposed to interest rate changes every time new loans are drawn. Your company uses a combination of interest rate and cross currency swaps to manage the interest rate risk from time to time.

Internal Control System

Strong internal controls and an effective MIS system define roles and responsibilities of people across various levels of the organisation, enabling checks and controls and tight monitoring on a continuous basis. All management decisions are supported by well-defined and integrated MIS reports.

These checks, controls and monitoring systems are periodically evaluated for their effectiveness by the management along with the internal auditors. A system has been put in place for reviewing the implementation of the improvement measures. This is a continuous process that provides for improvement in the internal control systems.

The management and the auditors, internal and statutory, have detailed discussions from time to time to identify key focus areas and to help the auditors prepare an effective audit plan.

CONCLUSION

Your company has delivered record performance amidst challenging business environment characterized by appreciating rupee, steep cut in import tariff and withdrawal of export incentives.

Going forward, your Company is cautiously confident of delivering superior operating performance on the back of improving cost competitiveness driven by expansion benefits, favourable demand conditions in the domestic and regional markets, firm LME prices and improved outlook for Tc/Rc for the copper business.

Towards heightening growth momentum to realise its vision of being a global sized, globally competitive metal producer, your Company has chalked out expansions in alumina and aggressive growth plans in aluminium. Our efforts will be supported by robust current operations, a strong balance sheet and locational advantages that provide us access to good quality bauxite and coal as well as freight advantage. We are confident of success of these efforts in transforming your Company to the league of "Global Top-10" in both the metals and deliver superior value to stakeholders even in the future.

CAUTIONARY STATEMENT

Statements in this "Management's Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

REPORT ON CORPORATE GOVERNANCE

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices are a product of self desire and reflect the culture of trusteeship that is deeply ingrained in our value system and reflected in the strategic thought process. At a macro level, our governance philosophy rests on five basic tenets viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, ***Hindalco Industries Limited,*** a flagship of the Aditya Birla Group, has been striving for excellence through adoption of best governance and disclosure practices. During the year, the Company has further strengthened the quality of disclosures on the Board Composition and its functioning, remuneration paid and level of compliance with various Corporate Governance Codes.

Compliance with Corporate Governance Codes

Your company is fully compliant with the recommendations of the prevailing and applicable corporate governance codes and is committed to ensuring full compliance with any proposals for modifications, well ahead of their implementation timelines. Your company's compliance with requirements are presented in the subsequent sections of the report.

I. BOARD OF DIRECTORS

- ***Composition of the Board***

Director	Executive/Non- Executive/ Independent[1]	No of Outside Directorships Held[5]		Outside Committee Positions Held[6]	
		Public	Private	Member	Chairman
Mr. Kumar Mangalam Birla	Non Executive	12	10	1	-
Mrs. Rajashree Birla	Non Executive	6	10	-	-
Mr. A. K. Agarwala	Non Executive[2]	6	-	2	1
Mr. E. B. Desai	Non Executive	6	2	1	5
Mr. S. S. Kothari	Non Executive	-	1	-	-
Mr. C. M. Maniar	Independent	13	7	7	1
Mr. M. M. Bhagat	Independent	3	-	1	-
Mr. K. N. Bhandari	Independent[3]	4	-	1	-
Mr D. Bhattacharya	Managing Director	5	-	1	-

1 *Independent Director means a director defined as such under Clause 49 of the Listing Agreement.*

2 *Employee of another company of the Aditya Birla Group.*

3 *Nominee of General Insurance Corporation of India (GIC) (An Investor).*

4 *Mr. T. K. Sethi who was an independent director on the Board of the Company left for heavenly abode on 25th August, 2004.*

5 *Excluding Directorships in private Companies, foreign companies and companies under Section 25 of the Companies Act, 1956.*

6 *Only the three Committees viz. the Audit Committee, the Remuneration Committee and the Shareholders' / Investor Grievance Committees are considered.*

- ***Details of Board Meetings and Attendance***

Date of Board Meeting	City	No. of Directors Present
26th April, 2004	Mumbai	9 out of 10
31st July, 2004	Mumbai	9 out of 10
23rd August, 2004	Mumbai	9 out of 10
29th October, 2004	Mumbai	9 out of 9
29th January, 2005	Mumbai	8 out of 9
31st March, 2005	Mumbai	7 out of 9

- ***Details of Remuneration to Board of Directors***

All decisions related to the remunerations of the Directors, both executive and non-executive are decided by the Board of Directors of the Company. Details of the actual remunerations paid to the Executive and Non-Executive directors for the period under review are as follows:

A. Non-Executive Directors

Name of Director	*Sitting* Fees Paid*	*Commission payable*	*Total Payments Paid/Payable in 2004-05*	*No. of Board Meetings*		*Attended Last AGM@*
	(In Rs.)	*(Rs in Mn.)*	*(Rs in Mn.)*	*Held*	*Attended*	
Mr. Kumar Mangalam Birla	25,000	11.18	11.20	6	5	Yes
Mrs. Rajashree Birla	25,000	0.37	0.40	6	5	Yes
Mr. E. B. Desai	90,000	0.76	0.85	6	6	Yes
Mr. S. S. Kothari	25,000	0.37	0.40	6	5	No
Mr. T. K. Sethi	10,000	0.11	0.12	6	1	Yes
Mr. C. M. Maniar	80,000	0.65	0.73	6	5	Yes
Mr. M. M. Bhagat	60,000	0.60	0.66	6	6	Yes
Mr. K. N. Bhandari^	30,000	0.45	0.48	6	6	Yes
Mr. A. K. Agarwala	60,000	0.51	0.57	6	6	Yes
Mr. D. Bhattacharya	-	-	-	6	6	Yes

@ Annual General Meeting Held on 31st July, 2004 at Birla Matushri Sabhagar, Mumbai

** Sitting fees paid at the rate of Rs. 5,000 per meeting of the Board and Board Committees*

^ Commission paid to General Insurance Corporation, as director is a nominee of GIC

Note:

1. *No Director is related to any other Director on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are son and mother respectively.*
2. *Your Company has a policy of not advancing any loans to its Directors except to Executive Directors in the course of normal employment.*
3. *In the AGM for the year 2003-04, the Company had obtained shareholders' approval for payment of commission on profits to its Non-Executive Directors and Independent Directors, not exceeding 1% of the profits of the Company.*

B. Executive Director

Executive Director	Relationship with other Directors	Business relationship with the Company, if any	Remuneration paid during 2004-05			
			All elements of remuneration package i.e, salary, benefits, bonuses, pension etc.	Fixed component & performance linked incentives, alongwith performance criteria	Service contracts, notice period, severance fee	Stock option details, if any
Mr. D. Bhattacharya	-	Managing Director	Rs. 2,58,18,082.00	See note (a)	See note (b)	See note (c)

a) *Mr. D. Bhattacharya was paid a sum of Rs. 48,65,519.00 towards performance bonus linked to achievement of targets.*

b) *The appointment is subject to termination by three months notice in writing on either side. The appointment is for a period of 5 years w.e.f. 2nd October 2003. No severance fees is payable to the Managing Director.*

c) *The Company does not have any scheme for grant of stock options to its Directors or Employees.*

II. BOARD COMMITTEES

- ***Audit Committee***

Your Company has an Audit Committee at the Board level with the powers and the role that are in accordance with Section 292A of the Companies Act, 1956 and Clause 49 II (C) and (D) of the Listing Agreement. The Committee acts as a link between the management, the statutory, cost and internal auditors and the Board of Directors and oversees the financial reporting process. The Audit Committee now comprises of two Independent Directors and the position of one Independent Director is vacant due to death, as per details mentioned hereunder:

- ❑ *Mr. M. M. Bhagat, Chairman*
- ❑ *Mr. T. K. Sethi, Member**
- ❑ *Mr. C. M. Maniar, Member*
- ❑ *Mr. E. B. Desai, Member*

During the year, the Audit Committee met 6 times to deliberate on various matters and the details of the attendance by the Committee members are as follows:

Name of Director	*No. of Meetings*	
	Held	*Attended*
Mr. M. M. Bhagat	6	6
*Mr. T. K. Sethi**	6	1
Mr. C. M. Maniar	6	5
Mr. E. B. Desai	6	6

* *Mr. T. K. Sethi attended one Audit Committee Meeting, which was held on 31.07.2004.*

1. *The Chairman of the Audit Committee was present at the Annual General Meeting of your Company held on 31st July, 2004.*
2. *Mr. D. Bhattacharya, Managing Director and Mr. R. K. Kasliwal, Group Executive President & C.F.O. are permanent invitees of the Audit Committee and the Statutory, Internal as well as the Cost Auditors of the Company are also invited to the Audit Committee Meetings.*
3. *Mr. Anil Malik, Company Secretary, acted as Secretary to the Committee.*

- ***Shareholders Committee***

Your Company has an "Investor Grievance Committee" at the Board level to look into issues relating to shareholders, including transfer and transmission of shares, issue of duplicate shares, non-receipt of dividend, Annual Report, etc.

The composition of the Committee is as follows:

- ❑ *Mr. E.B. Desai - Chairman*
- ❑ *Mr. C.M. Maniar - Member*

The shares of the Company are traded on the stock exchanges only in the dematerialised form and are automatically transferred on delivery in the dematerialised form. As of 31st March, 2005 more than 83% of Company's shares are in the dematerialised form. In addition, to expedite the transfer of shares in the physical segment, Officers of the Company have been authorised to approve transfers of up to 5,000 shares and / or debentures under one transfer deed.

Keeping this in mind, during the year under review, the Committee met once and was attended by both the Directors.

Mr. *Anil Malik, Company Secretary, acts as Secretary to the Committee.*

- **Name and designation of compliance officer:**

  Mr. *Anil Malik, Company Secretary has been appointed as the Compliance Officer of the Company.*
- The details of shareholders complaints are shown in the shareholder information.

III. OTHER DISCLOSURES

- **Details of related party transactions**

  There are no material pecuniary transactions with related parties that require separate disclosure. A comprehensive list of related party transactions as required by the Accounting Standard (AS) 18 as issued by the Institute of Chartered Accountants of India, forms part of the Note No. 31 of Part B of Schedule 23 to the Accounts in the Annual Report.
- **Pecuniary relationship or transactions of the Non-Executive Directors**

  There is no material transaction with any Non-Executive as well as Independent Director of the Company that requires a separate disclosure.
- **Details on the use of proceeds from public issues, rights issues, preferential issues etc.**

  No funds have been raised through issue of equity or debt in the form of public or rights or preferential issues during the year under review.
- **Details of information on appointment of new directors**

  A brief resume, nature of expertise in specific functional areas, names of companies in which the person already holds directorships and memberships of committees of the Board and his shareholding in the Company forms part of the Notice of General Meeting, annexed to this Annual Report.
- **Details of non-compliance, penalties, strictures imposed on the company by Stock Exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.**

  Pursuant to the SEBI Order dated February 18, 2005, the Company has made an Open Offer to acquire upto 20% Equity shares of Bihar Caustic & Chemicals Limited under the provisions of the SEBI (Substantial Acquistions of Shares & Takeovers) Regulations, 1997.
- ***Means of communication:***

- Half-yearly report sent to each household of shareholders	Yes
- Quarterly results:	
❑ Which newspapers normally published in	The Financial Express – All editions. Business Standard – All editions. Tarun Bharat (Mumbai) – Mumbai.
❑ Any website, where displayed	www.adityabirla.com
❑ Whether it also displays official news releases	Yes
- Presentations made to investors/analysts: Are they available on the company website	Yes
- Whether MD&A forms part of the Annual Report	Yes
- Whether Corporate Governance report forms Part of the Annual Report	Yes

- General Body Meetings
  - **Current AGM: Date, time and venue**

    The ensuing Annual General Meeting shall be held on Tuesday, the 12th July, 2005 at 3:30 P.M. at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai – 400 020.
  - Location and time, where last three AGMs held:

Year	*Location*	*Date*	*Time*
2003-04	*Birla Matushri Sabhagar*	*31st July 2004*	*3:30 p.m.*
2002-03	*Birla Matushri Sabhagar*	*31st July 2003*	*3:30 p.m.*
2001-02	*Birla Matushri Sabhagar*	*31st July 2002*	*3:30 p.m.*

- Postal Ballot
  - Whether special resolutions were put through postal ballot last year — No
  - Details of voting pattern. — N.A.
  - Person who conducted the postal ballot exercise — N.A.
  - Are proposed to be conducted through postal ballot — N.A.
  - Procedure for postal ballot — N.A.

NON-MANDATORY RECOMMENDATIONS

- ***Chairman's office:* A non-executive Chairman should be entitled to maintain a Chairman's office at the company's expense and also allowed reimbursement of expenses incurred in performance of his duties.**

  Your Company has a separate office for the Chairman with necessary infrastructure facilities to discharge his duties and responsibilities effectively.

- ***Shareholders' Rights:* The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders.**

  "Performance Update" consisting of financial and operational performance is being sent to the shareholders since 2000-01 and this practice has continued this year as well.

  Postal Ballot: *For shareholders who are unable to attend the meetings, there should be a requirement, which will enable them to vote by postal ballot for key decisions.*

  Your Company has not carried any resolutions through a postal ballot in the past and will adhere to all applicable laws in spirit in such an event in the future.

SHAREHOLDER INFORMATION

1. Annual General Meeting
   - Date and Time : 12th July, 2005 – 3:30 p.m.
   - Venue : Birla Matushri Sabhagar
     19, Marine Lines,
     Mumbai-400 020.
2. Financial Calendar
   - Financial reporting for the quarter ending June 30, 2005 : End July 2005
   - Financial reporting for the half year ending September 30, 2005 : End October 2005
   - Financial reporting for the quarter ending December 31, 2005 : End January 2006
   - Financial reporting for the year ending March 31, 2006 : End April 2006
   - Annual General Meeting for the year ended March 31, 2006 : End July 2006
3. Dates of Book Closure : 01st July, 2005 – 12th July, 2005 (Both days inclusive)
4. Dividend Payment Date : On or after 12th July 2005
5. Registered Office : Century Bhavan, 3rd Floor,
   Dr. Annie Besant Road,
   Worli, Mumbai - 400 025.
   Tel: (91-22) 5662 6666
   Fax: (91-22) 2422 7586 / 2436 2516
   E-Mail: amalik@adityabirla.com
   Website: www.adityabirla.com

6 (a) Listing Details:

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street, Mumbai - 400 023	Societe de la Bourse de Luxembourg Societe Anonyme, RC B6222, B.P.165, L-2011, Luxembourg	National Stock Exchange of India Limited "Exchange Plaza", Bandra Kurla Complex Bandra (East), Mumbai 400 051.
National Stock Exchange of India Limited "Exchange Plaza", Bandra Kurla Complex Bandra (East), Mumbai 400 051.		

Note: Listing fees for the Financial year 2005-06 have been paid to the respective Stock Exchanges in India. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2005.

During the year Calcutta Stock Exchange Association Limited has delisted Company's shares pursuant to the application for voluntary delisting made to them.

6 (b) Overseas Depository for GDRs : J.P. Morgan Chase Bank
60 Wall Street,
New York, NY 10260
Tel.: 1-302-552 0253
Fax: 1-302-552 0320

SHAREHOLDER INFORMATION

6 (c) Domestic Custodian of GDRs : Citibank N.A.
Custody Services,
77 Ramnord House,
Dr. Annie Besant Road,
Worli, Mumbai – 400 018
Tel.: (91-22) 24975301
Fax: (91-22) 24937620

7. Stock Code:

	Reuters	Bloomberg
Bombay Stock Exchange	HALC.BO	HNDL IN
National Stock Exchange	HALC.NS	NHNDL IN
Luxembourg Stock Exchange (GDRs)	HALCq.L	HDCD LI

8. Stock Price Data

	Bombay Stock Exchange				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low (In Rs.)	Close	Av. Vol. (In Nos.)	High	Low (In Rs.)	Close	Av. Vol. (In Nos.)	High	Low (In US$)	Close
Apr-04	1374.0	1101.0	1114.7	35763.6	1374.0	1101.2	1114.5	111008.1	32.8	25.5	25.5
May-04	1153.5	725.0	904.5	100858.1	1154.0	720.0	905.6	256971.3	25.9	18.0	20.1
Jun-04	1025.4	905.0	998.0	29017.7	1030.0	901.1	996.9	109334.2	22.3	20.3	21.9
Jul-04	1150.0	1000.0	1101.2	40412.3	1270.0	990.0	1101.8	139846.5	24.7	22.1	23.7
Aug-04	1193.9	1016.0	1178.8	46236.1	1189.9	1016.0	1178.5	153672.3	25.7	22.3	25.7
Sep-04	1354.8	1168.0	1347.8	49029.4	1370.0	1162.0	1356.2	146131.0	29.3	25.3	29.1
Oct-04	1409.5	1173.6	1187.1	48766.3	1408.0	1174.0	1187.2	154955.4	30.3	25.6	25.8
Nov-04	1315.0	1186.0	1307.4	33156.6	1324.0	1170.1	1308.6	131279.3	29.1	26.8	29.1
Dec-04	1472.8	1247.0	1426.8	60465.5	1474.9	1249.0	1422.7	170659.5	33.2	28.3	32.9
Jan-05	1487.0	1220.0	1300.5	59953.6	1499.7	1218.1	1301.0	192473.2	32.5	28.3	29.6
Feb-05	1418.0	1302.1	1394.6	63619.8	1424.7	1305.3	1393.2	168887.4	32.5	30.1	32.5
Mar-05	1465.0	1265.1	1293.7	42445.7	1465.0	1267.0	1295.6	124433.4	34.5	29.4	30.0

9. Stock Performance


Stock Performance (Indexed)
130
110
90
70
50
April-04 May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05 Mar-05
Sensex
Hindalco

10. Stock Performance over the past few years:

	Absolute Returns (in %)			Annualised Returns (in %)		
	1 Year	3 Years	5 Years	1 Year	3 Years	5 Years
Hindalco	**6.3**	**68.0**	**76.0**	**6.3**	**18.9**	**12.0**
BSE Sensex	16.1	87.1	29.8	16.1	23.2	5.4
NSE Nifty	14.9	80.2	33.2	14.9	21.7	5.9

11. Registrar and Transfer Agents: In house Share Transfer
Registered with SEBI as category II Share Transfer Agent
vide Registration no INR 000003910
Investor Service Department
Hindalco Industries Limited
Ahura Centre, 1st floor, B Wing, Mahakali Caves Road,
Andheri (East), Mumbai- 400 093.
Tel: (91-22) 5691 7000 /11/ 19 Fax: (91-22) 5691 7001
E-mail: amalik@adityabirla.com

12. Share Transfer System : Share transfer in physical form are registered and returned within a period of 15 days of receipt, if the documents are clear in all respects. Officers of the Company have been authorized to approve transfers upto 1,000 Shares in physical form under one transfer deed and one Director of the Company has been authorized to approve the transfers exceeding 1,000 shares under one transfer deed.

The total number of shares transferred in the physical form during the year was 925,274 (previous year 192,640). Transfer of shares in the physical segment is significantly lower since more than 83 % of the outstanding capital is in the dematerialized form and dealing in the Company's shares are permitted only in dematerialized form on all Stock Exchanges.

	2004-05			2003-04		
Transfer period (in days)	No. of Transfers	No. of Shares	%	No. of Transfers	No. of Shares	%
1-10	1,809	894,836	76.6	1,103	24,465	12.7
11-15	388	22,309	16.4	965	35,446	18.4
16-20	65	3,511	2.8	221	41,996	21.8
21-30	99	4,618	4.2	1,736	90,733	47.1
Total	2,361	925,274	100.0	4,025	192,640	100.0

13. Investor Services :

a) Complaints received during the year

Nature of complaints during 2004-2005	Opening	Received	Cleared	Pending
Relating to Transfers, Transmissions, Dividend, Interest, Redemption, Demat - Remat and Change of Address etc.	1	31	31	1

Nature of complaints during 2003-2004	Opening	Received	Cleared	Pending
Relating to Transfers, Transmissions, Dividend, Interest, Redemption, Demat - Remat and Change of Address etc.	2	21	22	1

b) Legal proceedings on share transfer issues, if any : Nil

c) Shares pending for transfer : Nil

14. Distribution of Shareholding as on 31st March:

	2005				2004			
No. of equity Shares held	No. of Share Holders	% of share holders	No. of Shares held	% share holding	No. of share holders	% of share holders	No. of Shares held	% share holding
1-100	100,775	85.7	2,268,992	2.5	99,379	84.9	2,249,515	2.4
101-200	6,327	5.4	946,386	1.0	6,562	5.6	983,296	1.1
201-500	6,130	5.2	1,991,387	2.2	6,454	5.5	2,101,723	2.3
501-1000	2,510	2.1	1,775,290	1.9	2,656	2.3	1,887,077	2.0
1001-5000	1,556	1.3	3,021,319	3.3	1,668	1.4	3,229,393	3.5
5001-10000	136	0.1	957,703	1.0	143	0.1	991,080	1.1
10001 and above	287	0.2	81,813,720	88.1	262	0.2	81,033,191	87.6
Total	**117,721**	**100.0**	**92,774,797**	**100.0**	**117,124**	**100.0**	**92,475,275**	**100.0**

15. Categories of Shareholding as on 31st March:

	2005				2004		
Category	No. of Share Holders	% of Share Holders	No. of Shares held	% share holding	No. of share holders	No. of Shares held	% share holding
Promoters	59	0.05	24,068,057	25.9	31	22,534,236	24.4
Mutual Funds & UTI	42	0.04	5,718,264	6.2	132	7,391,737	8.0
Banks, Financial Institutions	233	0.20	10,097,594	10.9	103	11,233,347	12.2
FIIs	194	0.16	21,091,621	22.7	187	17,600,633	19.0
Corporates	1,804	1.53	2,343,062	2.5	2,165	3,361,138	3.6
Individuals	110,591	93.94	9,542,543	10.3	110,523	9,920,824	10.7
NRIs/ OCBs	4,795	4.08	3,999,270	4.3	3,982	4,355,734	4.7
GDRs	3	0.0	15,914,386	17.2	1	16,077,626	17.4
Total	**117,721**	**100.0**	**92,774,797**	**100.0**	**117,124**	**92,475,275**	**100.0**

16. Dematerialisation of Shares and Liquidity : Over 83% of outstanding shares (including 17.15% of outstanding capital in the form of Global Depository Receipts) have been dematerialized. Trading in Hindalco Shares is permitted only in the dematerialized form from 5th April, 1999 as per notification issued by The Securities and Exchange Board of India.

17. Details on use of public funds obtained in 3 years : Not Applicable

18. Outstanding GDR/Warrants /Convertible Bonds : Outstanding number of GDRs as on 31st March, 2005 are 15,914,386 (Previous year 16,077,626). Each GDRs represent one underlying equity share. There are no warrants / convertible bonds outstanding at the year end.

19. Plant Locations:

ALUMINIUM BUSINESS

Integrated Aluminium Plant (Smelter, Alumina Refinery, Sheets, Extrusions, Wire Rods)

Renukoot
P.O. Renukoot - 231 217
Dist.: Sonbhadra, Uttar Pradesh.
Tel : (05446) 252077-9
Fax: (05446) 252107

Smelters

Hirakud
Hirakud 768 016
Dist.: Sambalpur
Orissa
Tel: (0663) 2481307
Fax: (0663) 2481356

Alupuram
Alupuram P.B. No. 30
Kalamassery 683 104
Dist.: Ernakulam, Kerala
Tel: (0484) 2532441
Fax: (0484) 2532468

Alumina Refineries

Muri
Post Chotamuri - 835 101
Dist.: Ranchi, Jharkhand
Phone: (06522) 222233
Fax: (06522) 222231

Belgaum
Village Yamanapur
Belgaum 590 010
Karnataka
Tel: (0831) 2472716
Fax: (0831) 2472728

Captive Power Plants

Renusagar
P. O. Renusagar
Dist.: Sonbhadra,
Uttar Pradesh.
Tel : (05446) 272502-5
Fax: (05446) 272382

Hirakud
Post Box No. 12
Hirakud 768 016
Dist.: Sambalpur, Orissa
Tel: (0663) 2481408
Fax: (0663) 2481342

Coal Mines

Talabira
Talabira-1, Coal Project
Qrs. No. A6/1, Saraswati Vihar,
P.O. Sankarma, Dist.: Sambalpur
Orissa
Tel: (0663) 2540426

Bauxite Mines

Chandgad
Post: Chandgad 416509
Dist.: Kolhapur
Maharashtra
Tel/Fax: (02320) 224142

Durgmanwadi
Post: Radhanagri, Dist.: Kolhapur
Maharashtra - 416 212
Tel: (02321) 237108
Fax: (02321) 237478

Lohardaga
Dist.: Lohardaga 835 302
Jharkhand
Tel/ Fax: (06526) 224049

Sheet Plants

Belur
39, Grand Trunk Road
Belurmath 711 202
Dist.: Howrah
West Bengal
Tel: (033) 2654 7210
Fax: (033) 2654 9982

Taloja
Plot 2, MIDC Industrial Area
Taloja A.V., Dist.: Raigad
Navi Mumbai - 410 208
Maharashtra
Tel: (022) 2741 2261
Fax: (022) 2741 2430

Foil Plants

Kalwa
Thane Belapur Road
Kalwa, Thane 400 605
Maharashtra
Tel: (022) 25347151
Fax: (022) 25348798

Silvassa
Village Khutli, Khanvel,
Silvassa-396 230
Dadra & Nagar Haveli
Tel: (0260) 2677021-4
Fax: (0260) 2677025

Extrusions Plant

Alupuram
Alupuram, P.B. No. 30
Kalamassery - 683 104
Dist.: Ernakulam, Kerala
Tel: (0484) 2544713
Fax: (0484) 2532468

Wheel Plant

Silvassa
Village Khutli, Khanvel,
Silvassa-396 230
Dadra & Nagar Haveli
Tel: (0260) 2677021 - 4
Fax: (0260) 2677025

COPPER BUSINESS

Birla Copper
P.O. Dahej, Lakhigam
Dist.: Bharuch – 392 130, Gujarat
Tel: (02641) 256004-06, 251009
Fax: (02641) 251002-3

20. Investor Correspondence : The Company Secretary
Hindalco Industries Limited
Century Bhavan, 3rd floor, Dr. Annie Besant Road,
Worli, Mumbai - 400 025.
Tel: (91-22) 5662 6666
Fax: (91-22) 2422 7586 / 2436 2516
Email: amalik@adityabirla.com

21. Per share data :

	2004-05	2003-04	2002-03	2001-02	2000-01
Net Earnings (Rs. mn)	13,294	8,389	5,821	6,860	6,781
Cash Earnings (Rs. mn)	17,927	11,564	8,463	8,403	8,205
EPS (Rs)	143.3	90.7	62.9	92.1	91.1
CEPS (Rs)	193.2	125.0	91.5	112.9	110.2
Dividend per share (Rs)	20.0@	16.5	13.5	13.5	12.0
Dividend pay out (%)	16.7@	20.5	24.2	14.7	13.2
Book Value per share (Rs)	825.3	741.6	669.2	615.3	588.0
Price to earning (x) *	9.04	13.46	8.50	8.38	8.47
Price to cash earning (x)*	6.71	9.76	5.84	6.84	7.00
Price to Book Value (x)*	1.57	1.65	0.80	1.25	1.31

Stock Prices as on 31st March.

@ Proposed

22. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

Shareholders who have not yet encashed their dividend warrants for the financial years 1997-98 to 2004-2005 may approach the Company for revalidation / issue of duplicate dividend warrant quoting reference of their Ledger Folio numbers / DP & Client ID.

22.1 In terms of Section 205A of the Companies Act 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies - Maharashtra by submitting an application in the prescribed form.

22.2 The Unclaimed dividend for the financial year 1996-97 amounting to Rs.1,022,578 has been transferred by the Company to the Investor Education & Protection Fund constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956.

22.3 Shareholders are advised that dividends for the financial year ended 1997-98 onwards which remains unpaid/unclaimed over a period of 7 years have to be transferred by the Company to Investor Education & Protection Fund (IEPF) constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as under the amended provisions of Section 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by the Members. The dividend for the FY 1997-98 would be transferred to IEPF in the month of August 2005. The individual intimation letter to those shareholders who have not claimed the dividend are being sent by the Company.

Upon effectiveness of the Scheme of Arrangement under the Companies Act, 1956 between Indo Gulf Corporation Limited (IGCL), Hindalco Industries Limited (Hindalco) and Indo Gulf Fertilisers Limited

(IGFL), all unpaid dividend amounts of the then IGCL for FY 1997-98 to FY 2001-02 have been taken over by the Company. Members who have not yet encashed their dividend warrant for the above years may approach the Company for issue of demand draft(s) in lieu thereof.

As required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules 1978, the then IGCL has transferred all unclaimed dividend upto FY 1994-95 to the General Revenue Account of the Central Government. Members who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies, Uttar Pradesh & Uttaranchal, Westcott Building, The Mall, Kanpur-208 001 (U.P.) by submitting an application in the prescribed form.

The Unclaimed dividend for the financial year 1996-97 of erstwhile IGCL amounting to Rs. 2,519,588.36 has been transferred by the Company to the Investor Education & Protection Fund constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956.

Members are advised that dividends of IGCL for FY 1997-98 to FY 2001-2002 that remains unpaid/ unclaimed over a period of 7 years have to be transferred to the Investor Education & Protection Fund (IEPF) constituted by the Central Government under Sec. 205A & 205C of the Companies Act, 1956. Members who have not claimed the dividend for these years are requested to lodge their claim, as under the amended provisions of Sec. 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by them. Further, the unpaid dividend amount of FY 1997-98 is due for transfer to the IEPF by end 2005. Those members whose dividend for the said years is unpaid may please immediately approach the Company.

22.4 Shareholders are requested to provide particulars of their bank account details for availing '*Electronic Clearing Service*' (ECS) facility. Further, ECS facility is also available to the beneficial owners of shares in demat form. Those desirous of availing the facility may provide their mandate to the Company in writing.

22.5 Dematerialisation requests duly completed in all respects are normally processed within 10 days from the date of their receipt at Registered Office / Investor Service Department.

23. INVESTOR SERVICES

23.1 Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 31st May, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.

23.2 Shareholders/Beneficial Owners are requested to quote their Folio No./DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences regarding shares & debentures of the Company should be addressed to the Share Department of the Company at Ahura Centre, 1st Floor, 'B' Wing, Mahakali Caves Road, Andheri (East), Mumbai - 400 093 and not to any other office(s) of the Company.

23.3 Beneficial Owners of shares in demat form are advised that in terms of the regulations of NSDL & CDSL, their Bank Account details, as furnished to the Depository Participants (DP), will be printed on their dividend warrants. The Company will not entertain requests for change of such bank details printed on their dividend warrants.

23.4 Shareholders holding shares in physical form are requested to notify to the Company, change in their address/Pin Code number and Bank Account details promptly by written request under the signatures of sole / all joint holder(s). Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DP.

23.5 To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares are held in physical form) or to DP (if shares are held in demat form), as the case may be, for printing of the same on their dividend warrants.

23.6 Non-resident members are requested to immediately notify:-

- o change in their residential status on return to India for permanent settlement;
- o particulars of their NRE Bank Account with a Bank in India, if not furnished earlier.

23.7 In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the police and inform to the Company along with original or certified copy of FIR/acknowledged copy of the complaint.

23.8 For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

23.9 Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

23.10 Shareholders(s) of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificates in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

23.11 Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular those holding shares in single name, may avail of the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form to the Company.

23.12 Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

23.13 Shareholders are requested to quote their E-mail Ids, Telephone/Fax numbers for prompt reply to their communication(s).

24. INFORMATION FOR DEBENTURE HOLDERS.

The following are the outstanding Debentures of the Company:

Interest Payment Date	Frequency of Interest payment	% of Interest & Series No.	ISIN No.	Date of Maturity	Face Value per Deb. (in Rs.)	Name & Address of Debenture Trustees
8th Jan.	Annually	6.20% Series (XIV)	INE038A07175	8-Jan-2008	5 Lacs	State Bank of India, New Issues & Securities Service Division, Mumbai Main Branch, Mumbai Samachar Marg, Fort, Mumbai – 400 023. ("SBI")
14th Jan.	Annually	5.95% Series (XV)	INE038A07183	14-Jan-2008	5 Lacs	
15th Jan.	Annually	7.95% Series 2002 (I)	INE038A07084	15-Jul-2009 Put/Call Option 15-Jul-2007	1 Crore	
23rd Feb. & 23rd Aug.	Semi-Annually	6.95% Series 2002 (II)	INE038A07092	23-Aug-07 Put/Call Option 23-Aug-05	1 Crore	
23rd Feb. & 23rd Aug.	Semi-Annually	7.20% Series 2002 (III)	INE038A07100	23-Aug-09 Put/Call Option 23-Aug-07	1 Crore	
23rd Feb. & 23rd Aug.	Semi-Annually	6.95% Series 2002 (V)	INE038A07126	23-Aug-07 Put/Call Option 23-Aug-05	1 Crore	
23rd Feb. & 23rd Aug.	Semi-Annually	7.20% Series 2002 (VI)	INE038A07134	23-Aug-09 Put/Call Option 23-Aug-07	1 Crore	
28th Feb. & 28th Aug.	Semi-Annually	7.20% Series 2002 (IV)	INE038A07118	28-Aug-07	1 Crore	
28th Feb. & 28th Aug.	Semi-Annually	7.20% Series 2002 (VII)	INE038A07142	28-Aug-07	1 Crore	
31st Mar.	Annually	9.75% Series 2001 (II)	INE038A07068	02-Jul-08 Put/Call Option 02-Jul-06	1 Crore	
31st Mar.	Annually	6.40% Series 2002 (VIII)	INE038A07159	29-Nov-09 Put/Call Option 29-Nov-07	1 Crore	
31st Mar. & 30th Sept	Semi Annually	12.75% Series VI	INE022A07047 and 7054	Redeemable in 5 equal installments at the end of 5th, 6th, 7th, 8th & 9th yrs from date of allotment starting from 4.12.02 & 12.12.02	5 lacs	IDBI Trusteeship Services Ltd., 10th Floor, Nariman Bhavan, 227, Vinay K. Shah Marg., Nariman Point, Mumbai – 400 021.
23rd April	Annually	8.70% Series (XII)	INE022A07120	23-Apr-2007	5 Lacs	("SBI")
14th June*	Annually	9.95%	INE038A07233	14-Jun-06	1 Crore	Bank of Maharashtra*
1st July	Annually	11.22% Series 2001	INE038A07050	12-Jan-08 Put/Call Option 12-Jan-06	1 Crore	("SBI")
19th July	Annually	8.10% Series (XIII)	INE038A07167	19-Jul-09 Put/Call Option 19-Jul-07	5 Lacs	("SBI")
31st Aug.	Annually	9% Series 2001 (III)	INE038A07076	17-Sep-08 Put/Call Option 17-Sep-06	1 Crore	("SBI")
6th Sept.	Annually	6.5% (Series 2004 - I)	INE038A07209	06-Sep-09	10 Lacs	("SBI")
9th Sept.*	Annual	6.39%	INE038A07225	15-Sep-09	1 Crore	*Bank of Maharashtra, 1501, Shivaji Nagar, Lok Mangal, Pune – 411 005.
20th Nov.*	Annual	6.6%	INE038A07241	20-Nov-07	1,000	

* These Debentures were issued by Indian Aluminium Company Limited and transferred to the Company pursuant to the Scheme of Arrangement.

25. Investor Correspondence : The Company Secretary
Hindalco Industries Limited
Century Bhavan, 3rd floor, Dr. Annie Besant Road,
Worli, Mumbai - 400 025.
Tel: (91-22) 5662 6666
Fax: (91-22) 2422 7586 / 2436 2516
Email: amalik@adityabirla.com

ENVIRONMENT REPORT



Lush Green Copper Complex and Township at Dahej

As a business house, we are totally committed to sustainable development. Hence, building eco-efficiency in all of our operations and conserving natural resources comes to us naturally. Your Company has a well-drawn out environmental management strategy in place. Environment concerns are textured into all manufacturing processes and business decisions. We subscribe to the United Nations Global Compact.

All the company's installations i.e., mines, power plants, the integrated Aluminium complex, Wheel & Foils Division, de-merged undertakings of its subsidiary Indal and Copper complex continue to do excellent work in Environment Management and are ISO – 14001 certified and most are also OHSAS – 18001 certified.

Your Company places top priority on conserving valuable natural resources. Environment management for sustainable growth is embedded from the design stage of every unit. For instance, your Company's Copper complex in Dahej has adopted Best Available Technology for all its operations to preserve the green and clean environment around it.

Your Company's alumina refineries are equipped with high efficiency Electrostatic Precipitators and Bag filters to arrest alumina particles escaping into the atmosphere. The advanced hi-tech Dry Scrubbing Systems installed in the Pot Lines of Aluminium Smelter at Renukoot not only ensure maximum fluorine recovery and minimum fluoride emission but also restrict the alumina escaping to the atmosphere. Such state-of-the-art pollution control equipments ensure cleaner operations at all the units.

In its quest to make your Company a zero effluent discharge company, State-of-art industrial effluent treatment systems are operated in all units in such a manner that all the treated effluent is recycled for reuse in process.

The solid wastes generated are used in Red Mud Plantation as a soil conditioner at Renukoot and as landfill of low-lying areas at other locations. The Belgaum Alumina Refinery, after undertaking a scientific study, successfully rehabilitated 5 hectares of abandoned red mud dump by promoting soil growth through specific vegetation. The success is being replicated at the Muri Alumina Refinery as well.



Your Company's units have taken up unique projects on experimental basis jointly with local entrepreneurs for converting hazardous waste into useful products. Once successful, this will be a first of its kind effort in the Aluminium industry in India.

To achieve its goal of a clean environment, your Company operates latest fuel efficient Calciners in the Alumina refineries and meets its steam requirements by running highly efficient large capacity Boilers with Co-generation facilities. Microprocessor based controls in the smelter and baking furnaces also help save energy.

These steps have resulted in saving in fuel consumption, conservation of valuable natural resources and effective pollution control.

Your company is fully committed to the Charter of "Corporate Responsibility for Environment Protection" declared by the Ministry of Environment & Forests.

A well equipped Environment Management Cell is operative with qualified personnel to oversee environmental activities and is supported by full fledged sophisticated control laboratories set up to help and constantly monitor the quality of air emissions and water effluents.

The Company spent nearly Rs. 1,771 million on pollution control equipment during the year and has plans for substantial spending of Rs. 2,924 million within a span of 3 years.

Many accolades have been conferred on your Company for its singular contribution to environment conservation and safety. A selective list is given below.

- Your Company's Renukoot plant bagged several awards including the CII National Award for Excellence in Energy Management-2004; National Energy Conservation Award (1st Prize) 2004 in Aluminium Sector, Ministry of Power, Government of India; Green Tech Gold Award 2003-04 to Renusagar Power by Greentech Foundation, New Delhi for Organisational Health & Safety; and the 4th Annual Greentech Safety Gold

Award for the year 2004-05 in Metallurgy Sector. Renukoot plant was declared as the *Best Safety Performing Plant* in the world by the International Aluminium Institute for the year 2004.

- Hirakud Smelter was named the winner of the National Energy Conservation Excellence Award 2004 for the second consecutive year, while the Power Plant received the Shrestha Puraskar Award for 2003 from the National Safety Council, the CII – Exim Bank Award for its strong commitment to excel, and the National Energy Award-2003 by the Ministry of Labour and Employment.

- Belgaum and Muri Alumina Refineries won the Greentech Safety Gold Award 2003-04 by Greentech Foundation, New Delhi, for Organizational Health and Safety.

- The Belur Sheet Plant won the National Energy Conservation Award (2nd Prize) 2004 and the CII Energy Conservation Award 2004 as well as the National Award for Excellence in Water Management for 2004, from the CII-Sohrabji Godrej Green Business Centre.

- Durgmanwadi Mines bagged the Greentech Safety Silver Award 2003-04. Our Mines have also been recognised by Indian Bureau of Mines, Government of India for Afforestation, Plantation, Waste Dump Management, Top Soil Management, Reclamation and Rehabilitation, Dust Suppression Arrangement, Publicity and Propaganda and Overall Performance.

Apart from these measures, educating and sensitizing our employees, contractors and customers on the importance of sustainable development is a process in continuum.

As our country is often faced with drought and severe water shortage, your Company has begun unique rainwater harvesting projects in areas near our plant locations. These efforts are a part of our Environment Management Systems and evolve out of our commitment to ensure quality of life for the communities in proximity to our plants.

Our Board and our colleagues across our plants are fully committed to sustainable development. We are all nature lovers. The green cover in and around our plants, with tens of thousands of trees swaying, is a reflection of our passionate respect for the environment.

SOCIAL REPORT

Even as we in India have made a mark on the globe as a reservoir of intellectual capital, as a nation we are grappling with quality of life challenges. More so in the hinterland where poverty continues to stalk nearly 26 crores of our rural populace. From independence to date we have come a long way and we have to go long way as well. Regrettably our human development index is at an abysmally low - 127.

For over several decades, your company has been engaged in community work, concentrating largely in the rural areas close to your company's plants. The scope of our community projects extend across the villages around our plants at Renukoot (UP), Hirakud (Orissa), Muri, Lohardaga (Jharkhand), Belgaum (Karnataka), Alupuram (Kerala), Kalwa, Taloja, Durgmanwadi (Maharashtra), Belur (West Bengal) and Silvassa (Dadra & Nagar Haveli). Your company's social projects are carried out under the umbrella of the "Aditya Birla Centre for Community Initiatives and Rural Development", under the leadership of Mrs Rajashree Birla, your Director. The Centre provides.the strategic direction for the Group's community work, ensuring performance management and measurement of the impact of its initiatives as well.

In working with the communities, we gauge what are their real needs. What we discovered is that people's first need is to have potable water, second - agriculture and ways of sustainable livelihood, third - health care facilities, fourth - education and fifth - infrastructural facilities. These are our areas of focus, within which we have prioritized education and water projects.

For the year 2004-05, we have made significant progress as indicated.

Health Care

- Conducted 638 medical camps at which nearly 60,000 villagers were medically examined and those who were afflicted, were treated for their ailments.
- Hundreds of villagers were checked for their eye sight of which 871 senior citizens were provided with intra ocular lenses.
- 1,812 patients diagnosed with tuberculosis were treated.
- Malaria and TB detection /prevention camps benefitted around 1,200 persons including 500 inmates of the Sambalpur Jail in Orissa.
- 221 patients were treated for leprosy.
- 22 physically challenged persons were provided artificial limbs while 39 persons underwent reconstructive surgery.
- 13,528 patients were treated in the out-patients departments.



Mrs. Rajashree Birla inaugurating The Aditya Birla Rural Technology Park, Muirpur

Mother and Child Care

- Immunized 74,202 children against polio.
- 6 family planning camps organized in which 2,402 women and 38 men participated.
- Pre and post-natal care was provided to 15,342 women.
- 7,123 women were treated for sexually transmitted diseases and reproductive tract infections.

Education

- Merit Scholarships earned by 167 students.
- Support provided to 135 underprivileged students.
- Over 7,000 children benefited from balwadis, coaching centres and evening classes organized by your Company.
- Training programmes organized for 806 teachers.
- Education material distributed to 6,230 students.
- Around 1,200 adults are benefitting through a Literacy Drive where trained union representatives of your Company have volunteered as teachers.
- Career guidance programmes to local schools have helped advise 250 students and several youth have been sponsored to ITI vocational training courses.

Sustainable livelihood

- The Aditya Birla Technology Park continues to bring in transformation in the villages:
  - More than 72 programmes conducted on repair and maintenance of diesel pump sets, electric and electronic goods, hand pumps as well as on bee keeping, making ropes, tailoring and knitting.
  - 312 rural youth were trained for self employment.
  - Training in crop diversification, floriculture demonstration, integrated pest management and post harvest technology has provided agricultural support to more than 500 farmers.
- Watershed Development projects ensure optimum use of land and water resources. The projects include installation of hydel towers, erection of check dams, water channels and digging of wells.



Patient being attended to and a stitching training programme in progress at The Aditya Birla Rural Technology Park

Women Self-Help Groups

- Micro credit savings and social security through insurance schemes have encouraged financial independence.
- 228 Self Help Groups have enabled the empowerment of women through training and income generation.

Social Welfare

- 15 couples were united at a mass marriage programme.
- 12 widow remarriages were organised.

Infrastructure

- On going community support in the form of better roads, potable water systems, bio-gas plants, construction of dry toilets, water storage tanks, bore wells, tube wells and animal sheds.
- Panchayat and school buildings and community halls have undergone repair and maintenance work.

Of the 71 villages that we have committed for conversion into model villages, 49 have already been transformed.

Your Company treats its social projects with the same seriousness as its business projects. Your company has a one year plan and a three year rolling plan, with milestones, timelines and measurement mechanisms. At the plant level the head of the plant is responsible for the CSR activities. He and his team constantly apprise the Centre and the Business Director of the progress made.

In a sense CSR at your Company is very much on the radar of the top management. Our Board and all of our employees are fully committed to the Corporate Social Responsibility programme. In our own small way, we are endeavouring to build a better and sustainable way of life for the weaker sections of the society, making a difference actually. In doing so, our endeavour is also to raise our country's human development index.



Mother & child care camp at Yamanapur village near Belgaum



Skills training to Self Help Group members in bamboo craft at Jharkhand

DIRECTORS' REPORT TO THE SHAREHOLDERS

Dear Shareholders,

Your Directors take pleasure in presenting the 46th Annual Report along with the audited annual accounts for the year ended 31st March, 2005.

STRATEGIC INITIATIVES

Copper Brownfield Expansion Completed

As you are aware, your Company had undertaken yet another expansion of the copper smelter to raise the capacity from 250,000 tpa to 500,000 tpa. Your Directors are pleased to inform you that the commissioning trials at the new plant have already begun and the commercial production is likely to start soon.

Acquisition through Indal demerger

Pursuant to a Scheme of Arrangement under sections 391-394 of the Companies Act, 1956, all the business undertakings (other than the aluminium foil unit at Kollur) of the Indian Aluminium Company, Limited (Indal), a subsidiary of your Company, has been transferred to and vested in the Company as a going concern with effect from 1st April, 2004.

The Company has issued 299,522 equity shares to the shareholders of Indal in the ratio of one equity share of Rs. 10 each for every seven equity shares of Rs. 2 each held by such shareholders in Indal and consequently the issued and paid up Share Capital of the Company has increased by Rs. 3 million.

This marks a logical conclusion of the acquisition process. It will strengthen the aluminium business and ensure optimum realization of potential synergies.

Further growth plans underway in Aluminium

Your company is pursuing various growth opportunities in Aluminium.

Brownfield Expansions

As part of a well carved out strategy, your Company is pursuing brownfield expansions in Alumina and Special Alumina at Muri (Jharkhand) and Belgaum (Karnataka). Your Company is also augmenting the smelter and captive power generation capacity at Hirakud.

These facilities will be completed in a phased manner within the next three years and besides raising capacity, will pare production costs significantly.

Greenfield Opportunities

Utkal Alumina

Your Company's joint venture with Alcan to set up a 1.0-1.5 million tpa alumina refinery in Orissa is in an advanced stage of take-off. Your company holds a 55% stake in the project. On completion, in about 36 months from the date of commencement, it will emerge as one of the lowest cost producers of alumina in the world.

New Projects

The company has entered into MoUs with the respective governments for setting up of greenfield alumina and aluminium facilities in Orissa and Jharkhand.

OPERATIONAL PERFORMANCE

Your company has reported a stellar performance for the year under review.

The aluminium business continued to deliver strong performance quarter after quarter. Strong demand, firm prices and an enriched product mix led to higher realisations. The stabilization of the brownfield expansion delivered higher volumes and brought in improved operational efficiencies, bolstering profitability.

The performance of your copper division has been satisfactory despite Tc/Rc (Treatment Charges / Refining Charges) margins continuing to be at historical lows. Higher production and greater operating efficiencies have largely mitigated the impact of a steep reduction of import tariffs and rupee appreciation.

The Chairman's letter to shareholders and the Management's Discussion & Analysis, a part of this Annual Report provide the strategic direction and a more detailed analysis on the performance of individual businesses and their outlook.

Rs. in Million

Financial Results for the year ended	31.03.2005	31.03.2004
Net Sales	95,233	62,084
Profit before Extraordinary Items and Tax	19,133	12,456
Extraordinary Items	(91)	-
Profit Before Tax	19,042	12,456
Provision for Current Tax	5,705	2,606
Provision for Deferred Tax	759	1,461
Provision for Deferred Tax for Earlier Years written back	716	-
Net Profit	13,294	8,389
Appropriations		
Transfer to Debenture Redemption Reserve	960	921
Proposed Dividend	1,856	1,526
Tax on Proposed Dividend	264	195
Transfer to General Reserve	10,614	6,472

DIVIDEND

Your Directors recommend a dividend of Rs. 20 per share for the current year. This will entail a dividend payout ratio of 16% and a payment (including dividend tax) of Rs. 2,120 million as compared to Rs. 1,721 million in the previous year.

FINANCING

Your Company raised Rs. 3,500 million by way of Secured Redeemable Non-Convertible Debentures for general corporate purposes. Your Company also raised US$ 50 million through External Commercial Borrowing (ECB) route.

Your Company has also tied up a 10-year secured rupee term loan facility amounting to Rs. 4.95 billion priced at a spread of 65 basis points over the 5 year Sovereign for its expansion projects. The first tranche of Rs. 4,950 million was drawn down on 30th March, 2005.

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Accounting Standards 21 and 27 issued by the Institute of Chartered Accountants of India, your Company is presenting its consolidated financial statements. These consolidated Financial Statements form part of the Annual Report.

CORPORATE GOVERNANCE

The Securities and Exchange Board of India (SEBI) has prescribed certain corporate governance standards. Your Directors reaffirm their commitment to these standards and this annual report carries a section on Corporate Governance.

ENVIRONMENTAL PROTECTION AND POLLUTION CONTROL

Your Company firmly believes in maintaining high standards of corporate environmental conduct and is unequivocally committed to Environment protection. This, being the cornerstone of the Company's work philosophy, all its business decisions are integrated with the environmental dimensions. This has not only enhanced the Company's image amongst its stakeholders but has also resulted in keeping its cost of production down in harmony with nature and achieving sustainable development.

A separate chapter in this report deals at length with your Company's initiatives and commitment to sustainable development.

HUMAN RESOURCE DEVELOPMENT & INDUSTRIAL RELATIONS

You are perhaps aware about your Company's continuous efforts to nurture talent and develop leaders, for it is its people who shall carry the flag in the future.

Keeping in line with its approach of identifying and building business synergies, your Company has established a Business HR function.

In order to set the foundation of realizing its business aspirations, your Company has defined and laid down a process of identifying and developing talent of different hues and shades. Aptly called, "Talent Management", this will help your company in building Leadership at every responsibility level. Further, in line with the globalised nature of its business your Company has inducted strategic talent from an international talent pool.

We believe your Company will achieve its global-scale plans through solid fundamentals of high quality talent which has been carefully selected, developed, nurtured and deeply anchored in its values.

Your Company is proud of its harmonious industrial relations track record. A bipartite wage agreement for 3 years was signed between the management and registered trade unions w.e.f. 1st April, 2005 at Renukoot, Renusagar and Silvassa.

AWARDS & RECOGNITIONS

Your company received a number of awards and recognitions for its best practices. The following are noteworthy amongst them –

1. Certificate of Merit for the IMC Ramakrishna Bajaj National Quality Award 2004 in Manufacturing category.
2. International Aluminium Institute declared Renukoot plant as *Best Safety Performing Plant* in the world for the year 2004.
3. Joint Award Winner of Rajiv Gandhi National Quality Award 2003 in Large-Scale Manufacturing category. The award is instituted by Bureau of Indian Standards, Ministry of Consumer Affairs, Government of India.
4. National Energy conservation Award 2004 in Aluminium Sector, Ministry of Power, Government of India – Excellence award to Hirakud and 1st Prize to Renukoot.
5. CII National Award for Excellence in Energy Management – 2004.
6. CIOL-Dataquest Award for Best Performance in the Pioneer Category for 2004-05 for the efforts in deploying and using information technology for strategic benefits.
7. Green Tech Gold Award 2003-04 by Greentech Foundation, New Delhi for exemplary Organizational Health & Safety.

SUBSIDIARY COMPANIES

Dahej Harbour and Infrastructure Limited (DHIL) has recorded an impressive performance this year. Its total income is up by 23% to Rs. 564 million as compared to Rs. 460 million last year. Net profit at Rs. 258 million soared by 103% vis-à-vis Rs. 127 million in the preceding year.

Indian Aluminium Company, Limited (Indal), after Scheme of Arrangement, has posted a turnover of Rs. 665 million and a marginal loss of Rs. 15 million.

Bihar Caustic and Chemicals Limited (BCCL) has reported a stellar performance. Net sales have increased by 16% to Rs. 1,080 million, vis-a-vis Rs. 934 million last year. Net profit has tripled to Rs. 265 million as against Rs. 86 million in the preceding year.

In line with the Securities and Exchange Board of India (SEBI) requirement, your Company has made a public announcement and filed a letter of offer with SEBI to acquire an additional 20% equity capital of BCCL. Earlier your Company had raised its stake in BCCL from 20% to 54.57% through participation in the rights offer made by BCCL in May 2003 which as per SEBI has resulted in change of right to control the management.

The Central Government has granted an exemption to your Company under Section 212(8) of the Companies Act, 1956 from attaching a copy of the Balance Sheet, Profit & Loss Account, Report of the Board of Directors and the Report of the Auditors of all the Subsidiary Companies, which will not be attached with the financial statements of your Company. These documents can be requested for by any member, investor of the Company/ subsidiary company. Further, in line with the Listing Agreement and in accordance with the Accounting Standards 21 and 27, Consolidated Financial Statements, being prepared by the Company include financial information of its subsidiaries.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The particulars of employees, as required under Section 217 (2A) of the Companies Act, 1956 are given as an Annexure to this report.

A separate statement attached to this report, which forms a part of the report, provides you with additional information relating to the conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo as required under Section 217(1)(e) of the Companies Act, 1956.

DIRECTORS

In accordance with Article 146 of the Articles of Association of the Company, Mr. S.S. Kothari and Mr. M.M. Bhagat retire from office by rotation, and being eligible, offer themselves for reappointment.

Your Directors place on record their appreciation and gratitude to Late Mr. Tej Kumar Sethi, a member of the Board who expired on August 25, 2004. Mr. Sethi, a director on the Company's Board since September 17, 1974 and a member of the Audit Committee, had rendered valuable services and had contributed significantly to the growth of the Company.

DIRECTORS' RESPONSIBILITY STATEMENT

Your Directors affirm that the audited accounts containing financial statements for the financial year 2004-05 are in full conformity with the requirements of the Companies Act, 1956. They believe that the financial statements reflect fairly, the form and substance of transactions carried out during the year and reasonably present the Company's financial condition and results of operations. These statements are audited by the statutory auditors M/s. Singhi & Co.

Your Directors further confirm that:

(i) In the presentation of the Annual Accounts, applicable Accounting Standards have been followed.

(ii) That the accounting policies are consistently applied and reasonable, prudent judgement and estimates are made so as to give a true and fair view of the state of affairs of the Company at the end of the financial year.

(iii) That the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) That the Directors had prepared the Annual Accounts on a going concern basis.

Your Company's internal auditors have conducted periodic audits to provide reasonable assurance that established policies and procedures have been followed.

AUDITORS' REPORT

The observations made in the Auditors' Report are dealt with separately in the Notes to the Profit & Loss Account and the Balance Sheet in Schedule 23 of the Accounts. These are self-explanatory and do not call for any further comments.

AUDITORS

M/s. Singhi & Co., Chartered Accountants and Auditors of the Company, retire, and being eligible, offer themselves for appointment.

APPRECIATION

Your Directors place on record their sincere appreciation for the assistance and guidance provided by the Honourable Ministers, Secretaries and other officials of the Ministry of Mines, Ministry of Coal, the Ministry of Chemicals and Fertilizers and various State Governments. Your Directors thank the Financial Institutions and Banks associated with your Company for their support as well.

Your Company's employees are instrumental in your Company scaling new heights, year after year. The commitment and contribution of your Company's employees is invaluable.

Your involvement as Shareholders is greatly valued. Your Directors look forward to your continuing support.

For and on behalf of the Board



Chairman

Mumbai
Dated the 30th Day of April, 2005

ANNEXURE 'A' TO THE DIRECTORS' REPORT

Statement of particulars under the Companies (Disclosure of particulars in the Report of the Board of Directors) Rules, 1988

A. CONSERVATION OF ENERGY

Energy Conservation continues to be a focus area for your Company. During 2004-05, your Company has revisited the "Energy Policy" and revised it to underscore its commitment to energy conservation. Efforts in this direction are focused through a Central Energy Cell for each of the businesses, whose mandate is to initiate, facilitate and sustain our thrust on energy conservation. These initiatives include consistent efforts to identify potential energy saving opportunities in all our operations, endeavours to optimize process parameters and to modernize & upgrade technology & plant equipment, with the objective of increasing Energy Productivity. Your Company's success in Energy Conservation has been consistently recognized over the last 10 years. Different units of your Company's Aluminium Business have been recently awarded the Excellence Award, the First Prize and the Second Prize in the "National Awards for Energy Conservation" instituted by the Ministry of Power, Government of India for the year 2004.

(a) ENERGY CONSERVATION MEASURES TAKEN

GENERAL MEASURES

i. Regular auditing of Steam, Furnaces & Compressed air to minimize losses.
ii. Changes in insulation techniques to reduce heat losses.
iii. Reduction in power consumption by Variable Frequency Drives.
iv. Minimize idle running hours of the equipment through Limit Switches, Timers & PLC etc.
v. Regular monitoring & benchmarking of energy intensive equipments.
vi. Change of Lubes in Gear Boxes to save power.
vii. Installation of capacitor banks to improve power factor.

ALUMINIUM BUSINESS

1. ALUMINA PLANT
   i. Modification of Evaporation # 2.
   ii. Optimization of slurry de-silicating temperature.
   iii. Compressed air pressure optimization and air line modification.
   iv. Evaporation No.3 piping modification.
   v. Enhanced ball mill throughput to reduce specific power.



The Hon'ble Prime Minister of India, Dr. Manmohan Singh and Hon'ble Minister for Power, Mr. P M Sayeed presenting the National Energy Conservation Excellence Award 2004 - being received by Mr. Rabindra Misra for Hirakud Smelter - Power Complex.

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

2. SMELTER PLANT
   i. Current efficiency improvement by change of anode covering material.
   ii. Reduction of melting and fuel consumption by modification in Slab Casting.
   iii. Installation of high efficiency heat exchanger in Pot lines' rectifier units.
   iv. Optimization of DSS fan's load.
   v. Implemented better condensate management system in Pitch melting.
3. FABRICATION PLANT
   i. Revamped annealing furnaces.
   ii. Implemented software programs to stop idle running of motors.
   iii. Optimized set up time of various equipment for reduction of specific energy consumption.
4. FOIL DIVISION
   i. Use of natural ventilation fans instead of electrically driven exhaust fans.
   ii. Commissioned automatic charging system in melting furnace.
   iii. Oven # 2 heaters modification to save power.
   iv. Modification of Sprue drill machines & Leak testing machines to save power.
   v. Load management of transformer to save power.
5. POWER PLANT

   Renusagar Power Division
   i. Revamped Tubular Air Preheater & ESP for energy saving.
   ii. Ash discharge line of long distance ash disposal modified for power saving.
   iii. CW pump impeller replacement for power saving.
   iv. Modification of Cooling Tower Fans.
   v. Improvement in sealing arrangement of CW pump of TG No. 5.
   vi. Replacement of Drift Eliminator in Cooling Tower No. 5 to save water

   Co-Generation Power Unit
   i. Replacement of Boiler Tubes to avoid break-downs.
   ii. Replacement of Coal feeder to reduce running hours.
   iii. Installation of heat exchanger in new DM Plant to save steam.
6. DEMERGED UNDERTAKINGS OF INDAL
   i. Periodic Energy audit by external agencies like CII and TERI and implementation of their suggestions.
   ii. Improved awareness through certification course of Energy Manager/Auditor for key plant engineers by BEE – Ministry of Power.
   iii. Improved energy efficiency by reducing pot voltage through better control.
   iv. Increased use of Coal gas in remelting and preheating process instead of oil and electricity.
   v. Improved foil annealing power productivity.

   COPPER BUSINESS
   i. Reduced bus bar voltage drop in refinery bus bars of commercial rectifiers.
   ii. Elimination of pumping through system modification to save power.
   iii. Elimination of ash conveying compressor through appropriate modification in CPP.

(b) ADITIONAL INVESTMENT AND PROPOSALS BEING IMPLEMENTED

ALUMINIUM BUSINESS

1. ALUMINA PLANT
   i. Modification of Evaporation units to increase steam economy.
   ii. Chemical cleaning facility for PSH for steam saving.
   iii. Two stage heating in ISH of Digestion unit III to save steam.
   iv. Installation of De-Superheaters to optimise steam efficiency.
2. SMELTER PLANT
   i. Modification of anode stub to reduce energy.
   ii. Modification of Aluminium Fluoride feeding system to improve current efficiency.
   iii. Use of molten pitch in place of solid pitch for steam saving.
   iv. Advance process control of pots for better energy efficiency.
   v. Waste heat recovery system in Pig Casting to reduce fuel oil consumption.
3. FABRICATION PLANT
   i. Revamping of Annealing Furnaces for efficiency improvement.
   ii. Modification of soaking pits to reduce specific energy.
   iii. Replacement of Billet heater in Press # 3.
4. FOIL DIVISION
   i. Switched to Transfer Ladle from electrically heated crucibles for metal transfer.
   ii. Installation of Recuperator in the melting furnaces to recover waste heat.
   iii. Modification in lining of Caster crucible by providing suitable heater.
   iv. Modification of heat treatment basket for optimum utilization of furnace volume.
5. POWER PLANT

   Renusagar Power Division
   i. Revamping of Boilers # 1, 3 & 4 and ESP to improve efficiency.
   ii. Upgradation of Turbo Generators # 3 & 4 to improve energy efficiency.
   iii. Auto Secondary Air Damper Control system in Boiler # 8 to improve Boiler efficiency.
   iv. Improvement of sealing arrangement of CW pump to reduce power consumption.
   v. Replacement of Condensate Pump in Unit # 4 to reduce power.
   vi. Replacement of Heaters of Unit No. 1 & 4 to improve rankine efficiency
   vii. Replacement of Condenser Tubes of Unit No. 1
   viii. Installation of better designed Drift Eliminator in Cooling Tower # 7.

   Co-generation Power Unit

   Ultra Filtration Unit in D. M. Plant for improving energy efficiency of Turbine.
6. DEMERGED UNDERTAKINGS OF INDAL
   i. Plan to change Smelter Technology from Soderberg to Pre-bake for better energy efficiency.
   ii. Plan to change Technology in Alumina Refinery at Muri to reduce energy consumption.

COPPER BUSINESS

i. To connect 16MVAR, 11KV capacitor bank at MRS.
ii. To replace old pumps with energy efficient pumps.
iii. Implementation of CTC recommendation after energy audit after a techno economical feasibility study.

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

(c) IMPACT OF MEASURES IN (a) AND (b) ABOVE

The various energy conservation measures undertaken by your Company have yielded encouraging results in most of the production centers. Efforts continue to optimize energy productivity through ongoing and planned measures.

(d) TOTAL ENERGY CONSUMPTION AND ENERGY CONSUMPTION PER TON OF PRODUCTION (As per Form "A" below)

FORM A

		2004-05	2003-04
A. Power & Fuel Consumption			
1 Electricity			
a) Purchased from SEBs			
Units (KWh in thousands)		963,479	86,247
Total Amount (In Rs. mn) (excluding Minimum Demand Charges)		2,685	387
Rate/Unit (Rs.)		2.79	4.49
b) Own Generation			
1 Through Steam Turbine/Generator			
Units (KWh in thousands)		6,559,847	5,778,429
Cost/Unit (Rs.) (Coal & Fuel only)		1.09	1.01
2 Through Diesel Generator			
Units (KWh in thousands)		21,910	3,015
Cost/Unit (Rs.)		7.80	6.76
3 Adjusted out of Banked Energy			
Units (KWh in thousands)		-	1,909
2 Steam Coal (for Generation of Steam)			
Quantity (Tonnes)		6,828,625	6,172,765
Total Amount (In Rs. mn)		7,367	6,168
Average Rate (Rs.)		1,079	999
3 Furnace Oil (Fuel Oil, L.D. Oil, HSD Oil)			
Quantity (KL)		213,744	86,514
Total Amount (In Rs. mn)		2,652	976
Average Rate (Rs.)		12,410	11,276
4 Steam (Purchased)			
Quantity (Tonnes)		294,348	258,751
Total Amount (In Rs. mn)		52	46
Average Rate (Rs.)		176	177
B Consumption per Unit of Production (per MT)	Unit		
1 Aluminium Metal (including Alumina)			
Electricity	KWh	16,078	16,240
Furnace Oil	Litres	227	201
Steam Coal	MT	1.32	1.41

2	Redraw Rods (including Alloy Rods)			
	Electricity	KWh	65	67
	Furnace Oil	Litres	39	42
3	Fabricated Products (Rolled & Extrusion)			
	Electricity	KWh	1,004	1,105
	Furnace Oil	Litres	71	69
4	Aluminium Foil			
	Electricity	KWh	1,122	905
5	Aluminium Wheel			
	Electricity	KWh	49	53
6	Copper Cathodes			
	Electricity	KWh	1,846	1,542
	Furnace Oil	Litres	43	40
	Propane	Kg	14	8
	Naptha	Kg	66	34
7	Copper Rods			
	Electricity	KWh	60	64
	Propane	Kg	36	39
8	Di Ammonium Phospate (DAP/NPK)			
	Electricity	KWh	138	132
	Furnace Oil	Litres	5.35	6.00

B. TECHNICAL ABSORPTION

FORM B

Research & Development (R&D)

A. Aluminium Business

1. Specific areas in which R&D has been carried out

- New product development.
- Improvement in energy conservation.
- Optimization of process parameters and process up-gradation.
- Environmental protection and sustainable development.
- Indigenous development of spares and components.

2. Benefits derived as a result of the above R&D

- New market for aluminium applications.
- Reduction in specific energy consumption.
- Improved solid waste minimisation & reutilization.
- Enhanced process management.
- Development of products for strategic applications.

3. **Future plan of action**

- Study through a strategic alliance with external bodies for improvement in process.
- Participation in inter laboratory comparisons for proficiency testing.
- Reduction in process and product defect.
- Applying Computational Fluid Dynamics (CFD) Model for process improvement.
- To work for new applications of aluminium alloys in Transport, Building & Construction, Packaging and Consumer Durable Sectors.

B. Demerged undertakings of Indal

1. **Specific area in which R&D has been carried out**

Development of:

- New products of speciality alumina and application research for its use.
- Processes for high boehmitic bauxites.
- Product development of High Security Registration Plates for vehicles.
- Heat treatment process for inter-granular corrosion resistant sheet products & 2 alloy clad brazing stock.
- Establish the suitability of Aluminium use in LPG bottling.
- Optimisation of Process parameters.

2. **Benefits derived as a result of above R&D**

- Improved power productivity at smelter.
- Reduction in aluminium fluoride consumption.
- Improvement in the specific DC energy consumption at smelter.
- Reduced fuel oil consumption for the production of Soderberg paste.
- Continuous casting of 3000 series alloy introduced.
- Introduced improved heat recovery.
- New products and applications developed for the use of speciality aluminas and hydrates which enabled the Company to maintain its leading position in the field.
- New application market developed for heat treated inter-granular corrosion resistant sheet products.
- New applications for Aluminium Composite Panels, Brazed Auto HVAC and High Security Registration Plates.
- Received order from Indian Railways.
- Taloja R&D Centre got NABL accreditation in the field of Oil & Lubricants.

3. **Future plan of action**

- Adoption of pre-bake smelting technology for the potlines.
- Development of alumina chemicals and continued thrust on application research.
- Development of three alloy clad brazing stock for Auto Radiators.
- Pursue efforts to introduce aluminium for LPG cylinders.

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

C. Copper Business

1. **Specific area in which R&D has been carried out**
   - Heat and mass balance was done for Concentrate Dryer in Mitsubishi Copper Smelter.
   - Modifications carried out based on CFD simulation, in Captive Power Plant-III Economiser-I inlet.
   - Process parameters optimised.
   - Use of treated effluent water.
   - Recycling acidic leachate.
   - Study carried out for upgrading phosphoric acid plant process to Central Prayon Process.
   - Control of air ingression in Off Gas Handling system in Ausmelt Plant.
   - Proposed a Reaction Off Gas scrubber with new design for the PAP.
   - Microstructure and grain size for CC rod.
2. **Benefits derived as a result of above R&D**
   - Using nitrogen in dryer to minimize chances of fire.
   - Improvement in flue gas flow distribution to reduce tube erosion.
   - Reduction in vibration in support structure and noise level.
   - Reduction in fresh water consumption.
   - To reduce P_2O_5 loss in phosphor-gypsum.
   - Generate Hydrofluosilisic acid for use in AlF_3 plant.
   - Actions identified to improve efficiency and reduce Naphtha consumption.
   - Helped in understanding inclusion of various impurities in CC rod.
3. **Future plan of Action**
   - Application of Computational Fluid Dynamics modelling for process improvement in Ausmelt plant.
   - New technology for removal of bismuth impurity from copper refinery electrolyte.

Expenditure on R & D:

(Rs in Million)

	2004-05	2003-04
a. Capital	21.67	19.64
b. Recurring	70.75	21.22
c. Total (a + b)	92.42	40.86
d. Total R & D Expenditure as % of Total Turnover	0.10%	0.07%

Technology Absorption, Adaptation and Innovation

i. Efforts in brief

Imported technologies have been fully absorbed and the plant operation stabilized.

ii. Benefits derived

- Advancement of basic skill and knowledge.
- Reduction in specific consumption of power / utilities.
- Plant availability / capacity utilization has increased.
- Environmental protection measures have yielded excellent results.

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

iii. Details of technology imported in the past 5 years

Technology imported for	Year of Import	Has technology been fully absorbed	If not fully absorbed, areas where this has not taken place, reason thereof and future plan of action
ALUMINIUM			
Baking Furnace technology for carbon plant	2000-01	Yes	N.A.
Pitch fume treatment technology	2000-01	Yes	N.A.
COPPER			
Pyro-metallurgy process for Precious Metallurgy Process	2000-01	Yes	N.A.
Incro double reactor technology for Di-ammonium phosphate	2000-01	Yes	N.A.
Ausmelt technology for Smelter – II	2002-03	Yes	N.A.
Mitsubishi Technology for Smelter – III	2003-04	Under Implementation	N.A

C. **FOREIGN EXCHANGE EARNINGS & OUTGO**

a) **Activities related to Exports**

The company has taken successful initiatives to increase exports during the year to Rs 26,051.71 million.

b) **Total Foreign Exchange used and earned**

Foreign exchange used	Rs 39,093.04 million
Foreign exchange earned	Rs 26,073.77 million

Auditors' Certificate on Corporate Governance

To the Members of Hindalco Industries Limited

We have examined the compliance of the conditions of Corporate Governance by Hindalco Industries Limited for the year ended 31st March 2005 as stipulated in clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The Compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to the procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of the opinion on the financial statements of the company.

In our opinion and to the best of our information and explanations given to us, we may certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that in respect of investor grievances received during the year ended 31st March, 2005, one investor grievance is pending against the Company as on 31st March, 2005 as per the records maintained by the Company and presented to the Investors'/shareholders' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For SINGHI & CO
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. : 53518

30th April 2005

STATEMENT OF PARTICULARS OF EMPLOYEES PURSUANT TO THE PROVISIONS OF SECTION 217 (2A) OF THE COMPANIES ACT, 1956 AND FORMING PART OF THE DIRECTORS' REPORT FOR THE YEAR ENDED 31ST MARCH, 2005

SN	Name	Designation	Qualification	Age (Years)	Date of Joining	Experience (Years)	Gross Remuneration	Previous Employment — Designation, Experience
1	R.K. Kasliwal	Group Executive President & Chief Financial Officer	B.Com, FCA	60	04.12.1967	37	6,520,801	—
2	S. Talukdar	Deputy Chief Financial Officer	ACA	53	01.10.1986	26	2,587,484	The GEC of India Ltd.
Aluminium Business								
3	Ratan K. Shah	Chief Officer Operations – Renukoot	B.Tech (Chem.Engg.), M.S. (Chem.Engg.)	51	18.08.2003	27	5,181,741	President, Vikram Ispat (A unit of Grasim Industries Ltd.) (3½)
4	S. K. Maudgal	Chief Marketing Officer	B.Tech (Chem.Engg.), P.G. Diploma (Marketing & Finance)	51	14.02.2001	26	4,897,161	Executive Director (Marketing & Sales) Ceat Ltd. (2½)
5	R.P. Shah	Executive President & Chief Manufacturing Officer	B.Tech (Chem.Engg.)	58	30.12.1969	34	3,208,220	—
6	P.K. Panda	Joint President – Human Resources	M.A. (P.M. & L.W.), L.L.B.	49	12.07.1999	25	2,818,169	Grasim Industries, Vice President (HR), (2)
7	S.C. Tandon	Joint President – Reduction (Renukoot)	B.Sc. (Met. Engg.)	59	27.09.1967	38	2,533,064	—
8	Ajey Srivastava	Joint President – Fabrication (Renukoot)	B.E. Hons. (P), MIE (India)	58	07.12.1969	35	2,580,164	—
Copper Business								
9	P. Balakrishnan	Executive President	B.E., PGDM	56	11.06.2000	34	53,39,698	Kirloskar Electric Co. Ltd., Executive Director,(2)
10	A.K. Saxena	Joint Executive President	B.E. (Tech.)–Metallurgy	45	01.07.2003	24	26,37,708	Ispat Metallics (India) Ltd., Vice President, (5)
11	P.S. Ghose	Joint Executive President (Projects)	B.E.–Mech., M.TECH	54	06.11.2003	28	24,60,889	Sterlite Industries Ltd., Vice President, (2)
Employed for part of the year								
Aluminium Business								
12	G.S. Khurana	Sr. Executive President	B.Sc., B.E.(Mech.)	60	16.12.1986	38	3,643,836	Plant Manager, Shree Ram Fertilizer & Chemicals Ltd. (10).
13	J. Bhowmik	Joint President (Renusagar Power)	B.E.(Mech.), M. Tech. (Thermal Engg.), M.B.A. (Finance)	49	31.01.2005	26	511,341	General Manager, NTPC (26).
14	S.M. Bhatia	Chief Operating Officer – Demerged Indal Units	B.Sc., Engg. (Mech)	51	01.09.2004	29	2,417,819	Jindal Iron & Steel Co. Ltd.
15	M. George	Executive President – Metal, Power & Extrusion	B.Tech (Met.)	58	01.08.1969	35	2,655,905	—
16	C.B. Agrawal	Senior Joint President – Corporate Affairs & Planning	B.E. (Mech.)	58	01.09.2000	35	1,576,163	—
17	M. Hariharan	Senior Vice President – Quality & WCM	B.Sc., Engg. (Met.), Diploma in Chem.	58	15.09.1969	35	1,549,454	—
18	T.B. John	Joint President – Corporate Affairs	Diploma in Chem. Tech.	58	21.07.1969	37	2,239,388	Cominco Binani Zinc Ltd.
19	V.K. Sood	Senior Joint President – Foil & Packaging	B.E. (Chem.)	53	30.03.1994	32	1,364,029	National Aluminium Co. Ltd.
20	S. Subramanian	Senior Vice President – Projects	B.E. (Mech.)	58	01.09.1970	34	2,262,021	—
21	Dr. S.K. Tamotia	President & Chief Executive officer – Indal Units	B.E. (Hons) Civil, M.E. (Soil Mech & Foundation Engg.), D. Engg. (Hons)	65	27.06.2000	41	12,512,194	—
22	Shri S.N. Bontha	CEO, Aditya Aluminium Project	B.E. (Elect.), P.G. Diploma in Management	55	28.02.2005	33	393,005	Executive Director (Projects), Neela chal Ispat Nigam Ltd.
Copper Business								
23	K.P. Sharma	Vice President – Commercial & Logistics (Dahej)	B.E.–Chem, ME–Chem	56	25.05.1984	31	28,92,916	Projects & Development India Ltd., Assistant Chief Engg., (8)

Notes

1 Nature of Employment: All appointments are non–contractual. Other terms and conditions as per Company's Rules/Scheme.

2 Remuneration as shown above includes Salary, Allowance, Ex–gratia, Contribution to Provident Fund and Superannuation Scheme and other perquisites.

3 None of the Employees named above is a relative of any Director of the Company.

COMPLIANCE CERTIFICATE

This to confirm that in respect of financial year 2004-05 :-

1. The Company has kept and maintained all registers and records as required under the provisions of the Act. and the Rules made thereunder and the entries therein have been duly recorded.

2. The Company has duly filed the forms, returns and documents with the Registrar of Companies, Maharashtra and other authorities as required under the Act and Rules made thereunder.

3. All the requirements relating to the meetings of Directors, Committee of Directors and Shareholders as well as relating to the minutes of the proceedings thereat have been complied with.

4. The Board of Directors of the Company is duly constituted.

5. The Directors of the Company have made all the required disclosures under Section 299 and 274(1)(g) of the Act. The Company has also complied with the requirements in pursuance of the disclosure made by its Directors.

6. The issue of capital and securities is in conformity with the requirement of the Act. The issues of share certificate and the transfer and transmission thereof have been registered properly.

7. The Company has obtained all the necessary approvals of Directors, Shareholders and other authorities as required under the Act.

8. The Company has complied with all the provisions of the listing agreements with The Stock Exchange, Mumbai and National Stock Exchange of India Limited.

9. The Company has transferred the dividend declared on July 31st, 2004 to separate dividend account and all the unpaid / unclaimed dividend accounts have been reconciled.

10. During the year under review, the Company has transferred to Investor Education and Protection Fund, dividend amounting to Rs. 35,42,166 and Rs. 19,86,265 towards principal amount of debentures and interest accrued thereon that have not been claimed by the shareholders/debentureholders for the financial year 1996-97 in accordance with the provisions of the Act.

11. The Company has framed an insider trading code on the lines of model code prescribed under the SEBI (Prohibition of Insider Trading) Regulations, 1992 as amended and the same has been implemented during the year under review. The Company Secretary acts as the Compliance Officer.

12. The Company has complied with the disclosure requirements of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and SEBI (Prohibition of Insider Trading) Regulations, 1992.

13. The Company is registered with the Securities and Exchange Board of India (SEBI) as Share Transfer Agent – Category II and has connectivity with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). The Company has complied with SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.

Anil Malik
Company Secretary

30th April, 2005

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of HINDALCO INDUSTRIES LIMTIED as at 31st March, 2005 and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date, in which, are incorporated all the assets and liabilities of the demerged business undertakings (other than the aluminum foil business at Kollur, Andhra Pradesh), of Indian Aluminium Company Ltd effective from 1st April, 2004 in terms of the Scheme of Arrangement approved by respective High Courts, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our Audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's report) Order, 2003 (as amended) issued by the Central Government in terms of sub-section (4A) of section 227 of the Companies act, 1956, we enclose as Annexure, a statement on the matters specified in the paragraphs 4 and 5 of the said order.

Further to our comments in the Annexure referred above, we report that:

1) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

2) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

3) The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

4) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

5) On the basis of the written representations received from the directors and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2005 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

6) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes in Schedule 23 give the information required by the Companies Act, 1956 (as amended) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;

   (a) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2005;

   (b) In the case of the Profit & Loss Account, of the Profit for the year ended on that date; and

   (c) In the case of Cash Flow Statement, of the Cash Flows for the year ended on that date.

Camp : Mumbai
Dated : The 30th day of April, 2005

For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

1-B, Old Post Office Street,
Kolkata-700 001

ANNEXURE TO THE AUDITORS' REPORT

I (a) The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets.

(b) Fixed Assets have been physically verified by the management periodically in a phased manner and no material discrepancies have been noticed on physical verification as confirmed by the management.

(c) No substantial part of Fixed Assets has been disposed off during the year, which has bearing on the going concern assumption.

II (a) Physical verification of Inventory (except stocks lying with third parties , confirmation for which has been obtained and in transit) have been conducted at reasonable intervals during the year by the management.

(b) In our opinion, the procedures of physical verification of Inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

(c) The Company has maintained proper records of inventory. No material discrepancies were noticed on physical verification.

III. (a) The Company has neither granted nor taken any loans, secured or unsecured to and from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause 4(III)(b) to (d) of the Order are not applicable.

(b) The Company has not taken any loans, secured or unsecured to and from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause 4(III)(f) to (g) of the Order are not applicable.

IV. On the basis of checks carried out during the course of audit and as per explanations given to us, we are of the opinion that there are adequate internal control procedures commensurate with the size of the Company and the nature of its business; for the purchase of inventory and fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal control.

V. In our opinion and according to the information and explanations given to us, there are no contracts and arrangements referred to in section 301 of the Companies Act 1956 , particulars of which need to be entered into a register maintained under Section 301 of the Act. Accordingly, clause 4(V)(b) of the Order is not applicable.

VI. The Directives issued by the Reserve Bank of India and the provisions of sections 58A and 58AA or any other relevant provisions of the Companies Act, 1956 and the rules framed there-under have been complied with in respect of deposits accepted from the public. We have been informed that, no order has been passed by Company Law Board or National Company Law Tribunal or Reserve Bank of India or any other Court or Tribunal in this regard.

VII. The Company has an Internal Audit System, which in our opinion is commensurate with the size and nature of the business.

VIII The Company has maintained proper cost records as prescribed by Central Government under section 209 (1) (d) of the Companies Act, 1956 for the products of the Company but no detailed examination of such records has been carried out by us.

IX (a) According to the information and explanations given to us and on the basis of our examination of the books of accounts, the Company is regular in depositing undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Custom Duty, Excise Duty, Cess and other statutory dues with the appropriate authorities.

(b) According to the information and explanations given to us, the dues of Sales Tax, Income Tax, Customs Duty, Wealth Tax, Excise Duty, Cess and Service Tax which have not been deposited on account of any dispute and the forum where the dispute is pending are as under:

Name of the statute	Nature of dues	Amount (Rs.in million)	Forum where dispute is pending
Gujarat Sales Tax Act, 1969	Demand on Provisional Assessment	212.26	Gujarat High Court, Ahmedabad
	Demand under section 15B	16.36	Gujarat Sales Tax Tribunal, Ahmedabad
	Demand under section 15B	2.10	Jurisdictional Commissioner of Appeal, Vadodara
Customs Act, 1962	Demand of Custom Duty on Copper Concentrate	2.87	Commissioner of Customs, Surat
Central Excise Act, 1944	Demand of Excise duty on the power generated by the Company's captive power plant	145.94	Delhi High Court, Delhi
	Demand of excise duty on Sale of old & used Capital Goods	0.90	Customs, Excise & Service Tax Appellate Tribunal, New Delhi
	Modvat Credit disallowed on Short receipt of Inputs & Raw Materials	3.80	Customs, Excise & Service Tax Appellate Tribunal, New Delhi
	Demand of Duty on repacking charges & financial charges	2.60	Customs, Excise & Service Tax Appellate Tribunal, New Delhi
	Demand of duty on sale of Gold	1553.06	Customs, Excise and Service Tax Appellate Tribunal, West Zone, Mumbai
		4.63	Commissioner of Central Excise (Appeals), Vadodara
	Demand of duty on sale of Silver	0.20	Customs, Excise and Service Tax Appellate Tribunal, West Zone, Mumbai
	Service Tax on Consulting Fee	0.69	Customs, Excise and Service Tax Appellate Tribunal, West Zone, Mumbai
Indian Stamp Act	Demand by Dy. Commissioner Latehar	0.90	Petition pending with Ranchi High Court
Income Tax Act, 1961	Demands pertaining to erstwhile Indo Gulf Corporation Ltd.	133.95	Assessment Order received, appeal before CIT(A) shall be filed.

X The Company does not have any accumulated losses and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

XI The Company has not defaulted in repayment of dues to Financial Institutions or Banks or Debenture holders.

XII According to the information and explanations given to us, the Company has not granted any loans or advances on the basis of security by way of pledge of Shares, Debentures and other Securities.

XIII The Company is not a chit fund or a nidhi/mutual benefit fund/ society.

XIV The Company is not in the business of dealing or trading in shares. The Company has maintained proper records of transactions and contracts in respect of Shares, Securities, Debentures and other Investment and timely entries have been made therein. The Shares, Securities, Debentures and other Securities have been held by the Company, in its own name except to the extent of exemption, granted under section 49 of the Companies Act, 1956.

XV In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by its Subsidiaries and Joint Ventures from Banks and Financial Institutions are not prima facie prejudicial to the interest of the Company.

XVI Based on information and explanations given to us by the management, term loans were applied for the purpose for which the loans were obtained.

XVII On the basis of our overall examination of the Cash Flow Statement, the funds raised on short-term basis have not been used for long term investment.

XVIII During the year under Audit, the Company has not made any preferential allotment of shares to parties or companies covered in the register maintained under section 301 of the Companies Act, 1956.

XIX On the basis of records made available to us, the Company has created Securities and charge in respect of Debenture issued/ outstanding during the year.

XX The Company has not raised any money by way of Public Issue during the year.

XXI Based upon the audit procedures performed and on the basis of information and explanations provided by the management, we report that no fraud, on or by the Company has been noticed or reported during the year.

Camp : Mumbai
Dated : The 30th day of April, 2005

For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

1-B, Old Post Office Street,
Kolkata-700 001

BALANCE SHEET AS AT 31ST MARCH, 2005

(Rs. in Million)

	Schedule	As at 31st March, 2005	As at 31st March, 2004
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	'1'	927.77	924.77
Reserves and Surplus	'2'	75,738.01	67,654.23
		76,665.78	68,579.00
LOAN FUNDS			
Secured Loans	'3'	29,523.38	17,259.35
Unsecured Loans	'4'	8,476.59	8,386.55
		37,999.97	25,645.90
DEFERRED TAX LIABILITY (NET)		11,296.98	9,951.35
	TOTAL	125,962.73	104,176.25
APPLICATION OF FUNDS			
FIXED ASSETS			
Gross Block	'5'	87,727.93	66,584.94
Less : Depreciation		30,693.37	19,182.79
Less : Impairment		999.27	—
Net Block		56,035.29	47,402.15
Capital Work-in-Progress		13,229.81	4,676.66
		69,265.10	52,078.81
INVESTMENTS	'6'	37,021.45	33,772.05
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	'7'	23,745.18	11,913.43
Sundry Debtors	'8'	7,873.67	5,611.13
Cash and Bank Balances	'9'	4,009.69	2,279.02
Other Current Assets	'10'	422.22	236.42
Loans and Advances	'11'	8,713.49	8,822.57
		44,764.25	28,862.57
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	'12'	16,782.95	8,963.95
Provisions	'13'	8,398.98	1,573.23
		25,181.93	10,537.18
NET CURRENT ASSETS		19,582.32	18,325.39
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	'14'	93.86	—
	TOTAL	125,962.73	104,176.25
Significant Accounting Policies & Notes on Accounts	'23'		

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 30th day of April, 2005

D. BHATTACHARYA
Managing Director

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive President & C.F.O.

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA
C. M. MANIAR
E. B. DESAI
S. S. KOTHARI
M. M. BHAGAT
K. N. BHANDARI
A. K. AGARWALA

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2005

(Rs. in Million)

	Schedule	For the year ended 31st March, 2005	For the year ended 31st March, 2004
INCOME			
Gross Sales and Operating Revenues	'15'	104,804.19	68,198.57
Less: Excise Duty		9,571.68	6,115.05
Net Sales and Operating Revenues		**95,232.51**	**62,083.52**
Other Income	'16'	2,700.45	2,400.05
		97,932.96	**64,483.57**
EXPENDITURE			
Raw Materials Consumed	'17'	46,223.65	31,008.78
Goods Purchased		171.34	—
Manufacturing and Operating Expenses	'18'	20,112.38	11,988.57
Payments to and Provision for Employees	'19'	4,126.34	2,370.56
Selling, Distribution, Administration and Other Overheads	'20'	4,390.74	2,732.27
(Increase)/ Decrease in Stocks	'21'	(2,556.48)	(1,019.36)
Interest and Finance Charges	'22'	1,699.56	1,771.54
Depreciation		4,632.57	3,174.52
		78,800.10	**52,026.88**
PROFIT BEFORE EXTRAORDINARY ITEM AND TAX		**19,132.86**	**12,456.69**
Extraordinary Item (Refer Note No. 18 in Schedule '23')		91.03	—
PROFIT BEFORE TAX		**19,041.83**	**12,456.69**
Provision for Current Tax		5,705.00	2,606.40
Provision for Deferred Tax		758.86	1,461.00
Provision for Deferred Tax for earlier years written back		(715.60)	—
NET PROFIT		**13,293.57**	**8,389.29**
Balance brought forward from Previous year		550.00	550.00
Transfer from Debenture Redemption Reserve		400.00	725.00
BALANCE AVAILABLE FOR APPROPRIATIONS		**14,243.57**	**9,664.29**
APPROPRIATIONS			
Debenture Redemption Reserve		960.00	920.70
Proposed Dividend on Equity Shares		1,855.61	1,525.84
Tax on Dividend Proposed/Paid		264.16	195.50
Transfer to General Reserve		10,613.80	6,472.25
Balance Carried to Balance Sheet		550.00	550.00
		14,243.57	**9,664.29**
Basic and Diluted Earnings per Share (in Rupees)		**143.29**	**90.71**
Significant Accounting Policies & Notes on Accounts	'23'		

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA, C. M. MANIAR, E. B. DESAI, S. S. KOTHARI, M. M. BHAGAT, K. N. BHANDARI, A. K. AGARWALA

RAJIV SINGHI
Partner
Membership No. 53518

D. BHATTACHARYA
Managing Director

R. K. KASLIWAL
Group Executive President & C.F.O.

ANIL MALIK
Company Secretary

Camp: Mumbai
Dated: The 30th day of April, 2005

SCHEDULES

	As at 31st March, 2005	(Rs. in Million) As at 31st March, 2004
SCHEDULE '1'		
SHARE CAPITAL		
AUTHORISED		
1450,00,000 Equity Shares of Rs.10/- each.	1,450.00	1,450.00
5,00,000 14% Free of Company's tax but subject to deduction of taxes at source at the prescribed rates, Redeemable Cumulative Preference Shares of Rs. 100/- each	50.00	50.00
	1,500.00	**1,500.00**
ISSUED, SUBSCRIBED AND PAID-UP		
927,80,847 Equity Shares of Rs.10/- each fully paid-up	927.81	924.81
6,050 Less: Face value of Shares forfeited	0.06	0.06
	927.75	**924.75**
Add: Forfeited Shares Account (Amount Paid-up)	0.03	0.03
	927.78	**924.78**
Less: Calls-in-Arrears	0.01	0.01
	927.77	**924.77**

Note:

1. **Issued, Subscribed and paid-up Equity Share Capital includes:**
   - (i) 4,91,76,677 Equity Shares of Rs. 10/- each fully paid-up allotted as fully paid-up Bonus Shares by capitalisation of General Reserve and Capital Redemption Reserve.
   - (ii) 6,00,000 Equity Shares of Rs. 10/- each fully paid-up issued pursuant to a contract for consideration other than cash.
   - (iii) 1,87,67,835 Equity Shares allotted to the share holders of erstwhile Indo Gulf Corporation Limited (since amalgamated) pursuant to the Scheme of Arrangement without payment being received in cash.
   - (iv) 2,99,522 Equity Shares allotted to the share holders of Indian Aluminium Company Limited pursuant to the Scheme of Arrangement without payment being received in cash.

	As at 31st March, 2005	As at 31st March, 2004
SCHEDULE '2'		
RESERVES AND SURPLUS		
CAPITAL RESERVE		
As per last Balance Sheet	—	—
Add: Created as per Scheme of Arrangement	4.00	—
	4.00	**—**
CAPITAL REDEMPTION RESERVE		
As per last Balance Sheet	**1,007.59**	**1,007.59**
SECURITIES PREMIUM ACCOUNT		
As per last Balance Sheet	11,393.91	11,393.91
Less: Adjusted as per Scheme of Arrangement (Refer Note No. 5 in Schedule '23')	2,102.74	—
	9,291.17	**11,393.91**
DEBENTURE REDEMPTION RESERVE		
As per last Balance Sheet	3,400.02	3,204.32
Add: Created as per scheme of Arrangement	111.85	—
Add: Created during the year	960.00	920.70
	4,471.87	4,125.02
Less: Transferred to Profit and Loss Account on Redemption of Debentures	400.00	725.00
	4,071.87	**3,400.02**
GENERAL RESERVE		
As per last Balance Sheet	51,302.71	44,830.46
Less: Provision for Impairment	1,103.13	—
	50,199.58	44,830.46
Add: Transfer from Profit and Loss Account	10,613.80	6,472.25
	60,813.38	**51,302.71**
PROFIT AND LOSS ACCOUNT BALANCE	**550.00**	**550.00**
	75,738.01	**67,654.23**

SCHEDULE '3'
SECURED LOANS

(Rs. in Million)

		As at 31st March, 2005	As at 31st March, 2004
A.	**Secured Redeemable Non-Convertible Debentures**		
2,000	13.20% NCD of Rs 5 lac each redeemable in three instalments on 9th September, 2002 (Redeemed), 9th September, 2003 (Redeemed) and 9th September, 2004 (Redeemed)	—	300.00
150	11.22% NCD of Rs. 1 crore each redeemable on 12th January, 2008 (Put/call option on 12th January, 2006)	1,500.00	1,500.00
200	9.75% NCD of Rs. 1 crore each redeemable on 2nd July, 2008 (Put/ call option on 2nd July, 2006)	2,000.00	2,000.00
50	9.00% NCD of Rs. 1 crore each redeemable on 17th September, 2008 (Put/call option on 17th September, 2006)	500.00	500.00
60	7.95% NCD of Rs. 1 crore each redeemable on 15th July, 2009 (Put/ call option on 15th July, 2007)	600.00	600.00
25	6.95% NCD of Rs. 1 crore each redeemable on 23rd August, 2007 (Put/call option on 23rd August, 2005)	250.00	250.00
75	7.20% NCD of Rs. 1 crore each redeemable on 23rd August, 2007 (Rs. 500.00 million) & 23rd August, 2009 (Rs. 250.00 million) (Put/call option on 23rd August, 2007 for Rs. 250.00 million only)	750.00	750.00
105	6.40% NCD of Rs. 1 crore each redeemable on 29th November, 2009 (Put/call option on 29th November, 2007)	1,050.00	1,050.00
	All the above debentures are secure by first charge on immovable properties of aluminium plant situate at Renukoot, both present and future, ranking pari-passu save and except, some of the Workers' Quarters and on fixed assets both present and future ranking pari-passu of the Aluminium plant situate at Renukoot.		
50	9.95% NCD of Rs. 1 crore each redeemable on 14th June, 2006	500.00	—
486,804	6.60% NCD of Rs. 1 thousand each redeemable on 20th November, 2007	486.80	—
100	6.39% NCD of Rs. 1 crore each redeemable on 15th September, 2009	1,000.00	—
	The 9.95% and 6.60% debentures are secured by first charge on immovable properties of Belur units situate in the State of West Bengal, both present and future, ranking pari-passu and fixed assets of the Belur Unit both present anf future (save and except book debt) and 6.39% debentures are secured/to be secured by first charge on immovable properties of Hirakud Smelter and power plant, both present and future ranking pari-passu and a fixed assets of Hirakud smelter and power plant both present and future.		
3,000	12.75% NCD of Rs. 5 lac each redeemable in five equal instalments of Rs. 26.50 crore each on 4th December, 2002 (Redeemed), 4th December, 2003 (Redeemed), 4th December, 2004 (Redeemed), 4th December, 2005 and 4th December, 2006 and Rs. 3.50 crore on 12th December, 2002 (Redeemed), 12th December, 2003 (Redeemed), 12th December, 2004 (Redeemed), 12th December, 2005 and 12th December, 2006	600.00	900.00
500	10.00% NCD of Rs. 5 Lac each redeemable on 1st June, 2004 (Redeemed)	—	250.00
500	9.70% NCD of Rs. 5 Lac each redeemable on 6th June, 2004 (Redeemed)	—	250.00
4,000	8.70% NCD of Rs. 5 Lac each redeemable on 23rd April, 2007	2,000.00	2,000.00
2,000	8.10% NCD of Rs. 5 Lac each redeemable on 19th July, 2009 (Put/call option on 19th July, 2007)	1,000.00	1,000.00
1,000	6.20% NCD of Rs. 5 lac each redeemable on 8th January, 2008	500.00	500.00
1,000	5.95% NCD of Rs. 5 Lac each redeemable on 14th January, 2008	500.00	500.00
2,500	6.50% NCD of Rs. 10 Lac each redeemable on 6th September, 2009	2,500.00	—
	These debentures are secured/to be secured by first charge on immovable property of Copper Plant situate at Dahej both present and future ranking pari-passu with existing charge holders and a fixed assets present and future ranking pari-passu of the Copper plant at Dahej. Further 12.75% debentures are secured on movable properties subject to charge created/to be created in favour of the Bankers for securing Working Capital facilities.		
	Carried over . . .	**15,736.80**	**12,350.00**

SCHEDULE '3' (Contd.)
SECURED LOANS (Contd.)

(Rs. in Million)

	As at 31st March, 2005	As at 31st March, 2004
Brought Forward . . .	**15,736.80**	**12,350.00**
B. **Term Loans from Government of Uttar Pradesh under Subsidised Housing Scheme for Industrial Workers** Secured by hypothecation of Workers' Quarters (repayable within one year Rs. 0.19 million)	0.73	0.92
C. **Loans from Scheduled Banks - Cash Credit and Export Credit Accounts** Secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Work-in-Progress and Finished Products of other than its Copper Division, movable assets and book debts of its Copper Division, both present and future. Further secured/to be secured by way of joint equitable mortgage of the immovable assets, on second charge basis, of the Copper Division, ranking pari-passu with other Lenders/Institutions.	1,775.65	645.69
D. **Rupee Term Loans from Schedule Banks** The loan is secured/to be secured by first charge on all immovable properties of the Company both present and future ranking pari passu and hypothecation on all the assets both present and future of the Company ranking pari passu. (repayable within one year Rs. 13.38 million)	4,963.38	—
E. **Rupee Term Loans from Financial Institutions** Rupee Term loans from Financial Institutions are secured by joint and equitable mortgage/hypothecation of all properties (save & except book debts) of the Copper Division of the Company, both present & future, ranking pari-passu inter-se, subject to prior charges created in favour of the Company's Bankers on specified movables assets for securing the borrowings for the working capital facilities and Hirakud Power assets (repayable within one year Rs. 66.99 million).	113.32	171.51
F. **Foreign Currency Term Loans from Banks** Foreign Currency Loan of USD 48 million from Banks, ranking pari-passu and are secured by hypothecation on Unit No.8 of power plant at Renusagar. USD 40 million loan is secrured by first charge on specific assets and USD 12.5 million loan is secured by tangible movable properties including movable plant & machinery and or equipments both present and future located at factories, godowns and premises at Taloja and Kalwa; and JPY loan equivalent to USD 100 million are secured by first charge on immovable properties of the Copper division situate at Dahej ranking pari-passu and hypothecation of fixed assets both present and future of Copper division at Dahej ranking pari-passu (repayable within one year US $ 32.00 million)	6,639.08	2,692.27
G. **Foreign Currency Term Loans from Financial Institutions** Foreign Currency loan from a Financial Institution is guaranteed by a bank guarantee and such guarantee is secured by hypothecation of all plant & machinery both present & future pertaining to the Copper Division. This is further secured by joint equitable mortgage, on first charge basis, of all immovable properties of the Copper Division at Dahej both present & future. (repayable within one year US $ 2.24 million)	294.42	1,398.96
	29,523.38	**17,259.35**

SCHEDULE '4'
UNSECURED LOANS

Employees' and other Deposits	268.25	313.30
Rupee Loans from Banks	55.02	-
Foreign Currency Loans from Banks	3,420.31	693.53
Foreign Currency Loans from Financial Institutions	1,484.11	1,979.76
Buyers' Credit	3,248.90	5,399.96
	8,476.59	**8,386.55**

SCHEDULE '5'
FIXED ASSETS

(Rs. in Million)

	GROSS VALUE					DEPRECIATION					IMPAIRMENT				NET BOOK VALUE	
	As at 31st March, 2004	Addition on Amalgamation	Additions/ Adjustments	Deductions	As at 31st March, 2005	As at 31st March, 2004	Addition on Amalgamation	Additions/ Adjustments	Deductions	As at 31st March, 2005	As at 31st March, 2004	Additions/ Adjustments	Deductions	As at 31st March, 2005	As at 31st March, 2005	As at 31st March, 2004
A. Tangible Assets																
Mining Rights	50.10	214.08	5.13	—	269.31	14.90	88.20	14.59(c)	—	117.69	—	—	—	—	151.62	35.20
Land & Site Development	675.51	29.85	397.75	164.91	938.20(b)	22.00	2.95	6.34(b)	—	31.29	—	10.64	—	10.64	896.27	653.51
Buildings	5,929.80	1,487.53	489.94	204.63	7,702.64(a)(d)	865.90	441.48	192.16	9.97	1,489.57	—	140.81	—	140.81	6,072.26	5,063.90
Plant & Machinery	57,196.33	12,930.69	3,248.75	121.11	73,254.66(e)	17,235.91	5,432.47	4,107.46	83.24	26,692.60	—	839.55	—	839.55	45,722.51	39,960.42
Vehicles & Aircraft	998.87	134.49	72.21	55.04	1,150.53	379.17	44.61	80.95	25.58	479.15	—	—	—	—	671.38	619.70
Railway Sidings	55.45	6.45	—	—	61.90	25.02	6.45	2.34	—	33.81	—	—	—	—	28.09	30.43
Furniture & Fittings	1,220.86	472.99	143.28	36.90	1,800.23	560.60	311.57	147.51	13.49	1,006.19	—	—	—	—	794.04	660.26
Live Stock	1.86	—	—	0.90	0.96	—	—	—	—	—	—	—	—	—	0.96	1.86
Road & Drainage	288.25	171.32	22.40	—	481.97	23.37	77.65	7.16	—	108.18	—	8.07	—	8.07	365.72	264.88
Leased Plant & Machinery	—	—	1,728.00	—	1,728.00	—	—	470.50	—	470.50	—	—	—	—	1,257.50	—
B. Intangible Assets																
Technological Licences	103.88	—	—	—	103.88(h)	23.91	—	23.91	—	47.82	—	—	—	—	56.06	79.97
Computer Software	64.03	143.13	28.49	—	235.65(h)	32.01	134.41	50.15	—	216.57	—	0.20	—	0.20	18.88	32.02
	66,584.94	15,590.53	6,135.95	583.49	87,727.93(f)(g)	19,182.79	6,539.79	5,103.07	132.28	30,693.37	—	999.27	—	999.27	56,035.29	47,402.15
PREVIOUS YEAR	56,679.77	—	10,037.76	132.59	66,584.94	16,069.88	—	3,174.52	61.61	19,182.79	—	—	—	—		
C. Capital Work-in-Progress															13,229.81	4,676.66
															69,265.10	52,078.81

NOTES:

a. (i) Includes cost of ownership flat Rs. 16.57 million in co-operative Societies and Ownership office at Delhi Rs. 3.74 million. & at Bangalore Rs. 12.57 million.

(ii) Building includes Rs. 4.14 million being contribution to the State Government for construction of road, the ownership of which vests with the State Government of Gujarat (Net Block Rs. 3.66 million)

b. (i) Leasehold Land amounting to Rs. 554.96 million written off proportionately, of which Rs. 356.35 million is pending Registration.

(ii) Rs. 3.04 million towards alternate land made available to State Government for acquiring right to use the forest land, ownership of such land vests with the State Government of Gujarat.

c. Mining Rights amounting to Rs. 268.90 million for 20 years lease written off proportionately.

d. Buildings (Factory & Non Factory) includes Rs. 163.56 million towards rights to use & occupy an office space in a building for which the company has invested Rs. 131.81 million in Shares & Debentures of a company.

e. (i) Rs. 340.07 million and Rs. 118.43 million being contribution to the State Government for laying the water pipeline and power lines respectively, the ownership of which vests with the State Government of Gujarat. (Net Block Rs. 213.63 million and Rs. 74.46 million respectively).

(ii) Assets given on lease Rs. 332.97 million (Net Block Rs. 3.33 million) after adjustment of Lease Equalisation Fund Rs. 206.58 million

(iii) Assets taken on lease Rs. 1.09 million (Net Block Rs. 0.90 million)

(iv) Assets taken on lease prior to 1.4.2001 - Rs. 1,728.00 (Net Block Rs. 1,257.51 million)

f. Assets held under co-ownership - Land Rs. 5.23 million, Building Rs. 424.28 million, Vehicle Rs. 0.16 million, Aircraft Rs. 358.83 million, Furniture, Fixture, Air Conditioner, Office Equipment and Computer etc. Rs. 11.17 million.

g. Assets at Aditya Birla Centre,Mumbai- Land Rs. 232.17 million, Building Rs. 312.35 million, Plant,Machinery Rs. 32.34 million, Furniture-Fixtures,Air-Conditioner,Office Equipment,Telephone & Computer Rs. 46.52 million are held under co-ownership.

h. The useful life of Technological Licences is considered 4-5 years and that of Computer Software is considered 2-3 years.

(Rs. in Million)

	Face Value (Rupees)	Total Nos.	As at 31st March, 2005	As at 31st March, 2004
SCHEDULE '6' INVESTMENTS				
A. LONG TERM INVESTMENTS				
1. UNQUOTED				
a. Trade				
i. **Shares in Subsidiary Companies- Fully paid-up**				
Equity Shares of Dahej Harber & Infrastructure Limited	10	50,000,000	500.00	500.00
Equity Shares of Utkal Alumina International Limited (acquired pursuant to the Scheme of Arrangement)	10	56,638,612	406.74	—
b. **Other than Trade**				
i. **Government Securities**				
Indira Vikas Patra (Amount Rs. 200.00) (*Amount Rs. 200.00) (Lodged as security deposit)				
National Plan Savings Certificates (Amount Rs. 1000.00) (*Amount Rs. 1000.00) (Lodged as security deposit)				
National Defence Certificates (Amount Rs. 200.00) (*Amount Rs. 200.00) (Lodged as security deposit)				
National Saving Certificates (includes Rs. 0.06 million lodged as security deposit)			0.37	0.39
ii. **Shares in Subsidiary Companies- Fully paid-up**				
Equity Shares of Minerals & Minerals Limited (including 606 shares held jointly with nominees)	10	50,000	1.66	1.66
Equity Shares of Renuka Investments & Finance Limited (including 10 shares held jointly with nominees)	10	9,250,000	92.50	92.50
15% Redeemable Cumulative Preference Shares of Renuka Investments & Finance Limited	100	150	0.02	0.02
Equity Shares of Renukeshwar Investments & Finance Limited (including 10 shares held jointly with nominees)	10	4,795,000	47.95	47.95
15% Redeemable Cumulative Preference Shares of Renukeshwar Investments & Finance Limited	100	150	0.02	0.02
Equity Shares of Lucknow Finance Company Limited	10	12,002,500	120.03	120.03
Equity Shares of Indal Exports Limited (acquired pursuant to the Scheme of Arrangement)	10	140,000	1.40	—
Equity Shares of Birla Minerals Resources Pty Limited (30,000,000 Equity Shares purchased during the year)	AUD 1	143,820,001	4,269.89	3,288.95
Equity Shares of Birla Resources Pty Limited	AUD 1	650,000	17.89	17.89
Carried Over			**5,458.47**	**4,069.41**

(Rs. in Million)

SCHEDULE '6' (Contd.) INVESTMENTS (Contd.)	Face Value (Rupees)	Total Nos.	As at 31st March, 2005	As at 31st March, 2004
Brought Forward ...			**5,458.47**	**4,069.41**
Equity Shares of Suvas Holdings Limited (acquired pursuant to the Scheme of Arrangement)	10	188,700	1.89	—
Equity Shares of Indian Aluminium Company Limited (reduced investment by Rs. 11,882.79 million refer Note No. 5 in Schedule '23')	2	69,160,477	138.32	12,021.11
iii. Other Shares, Debentures and Bonds-Fully paid-up				
Equity Shares of Gwalior Properties & Estates Limited (sold during the year)		—	—	74.26
Equity Shares of Seshasayee Properties Pvt. Limited (sold during the year)		—	—	76.54
Equity Shares of Turquoise Investments & Finance Limited (sold during the year)		—	—	189.65
Equity Shares of Trapti Trading & Investments Pvt. Limited (sold during the year)		—	—	192.54
Ordinary Shares of Birla International Limited	CHF 100	2,500	5.29	5.29
Equity Shares of Ganesh Krupa Co-operative Housing Society Limited (Amount Rs. 1,000.00)	50	20		
Equity Shares of Ivory Tower Premises Co-operative Housing Society Limited (Amount Rs. 250.00)	50	5		
Equity Shares of Udyog Services Limited (Amount Rs. 200.00) (*Amount Rs. 200.00)			—	
Equity Shares of IDEA Cellular Limited	10	228,340,226	2,283.40	2,283.40
Equity Shares of Sanjana Cryogenic Limited	10	780,000	31.20	31.20
3.50% Redeemable Cumulative Preference Shares of Aditya Birla Health Services Limited (purchased during the year)	100	2,000,000	200.00	—
2. QUOTED				
a. Trade				
i. Shares in Subsidiary Companies-Fully paid-up				
Equity Shares of Bihar Caustic & Chemicals Limited	10	11,987,287	122.26	122.26
ii. Other Shares, Debentures and Bonds-Fully paid-up				
Equity Shares of Tanfac Industries Limited	10	995,652	9.96	9.96
Carried Over			**8,250.79**	**19,075.62**

(Rs. in Million)

SCHEDULE '6' (Contd.) INVESTMENTS (Contd.)	Face Value (Rupees)	Total Nos.	As at 31st March, 2005	As at 31st March, 2004
Brought Forward ...			8,250.79	19,075.62
b. **Other than Trade**				
i. **Government Securities**				
11.40% GOI Stock 2008 (Refer Note No. 6 in Schedule '23')	50,000,000	1	61.71	61.71
ii. **Other Shares, Debentures and Bonds-Fully paid-up**				
Equity Shares of Century Enka Limited (sold during the year)		—	—	7.50
Equity Shares of National Aluminium Company Limited (463,433 Equity Shares sold during the year)	10	8,378,644	873.35	921.65
Equity Shares of Indian Rayon & Industries Limited	10	7,663,535	488.47	488.47
Equity Shares of Grasim Industries Limited	10	2,299,059	850.40	850.40
Equity Shares of State Bank of India (acquired pursuant to the Scheme of Arrangement)	10	500	0.05	—
Equity Shares of SBI Home Finance (acquired pursuant to the Scheme of Arrangement)	10	150,000	0.83	—
Equity Shares of HDFC Bank Limited (acquired pursuant to the Scheme of Arrangement)	10	1,000	0.01	—
Equity Shares of ICICI Bank Limited (acquired pursuant to the Scheme of Arrangement) (Amount Rs 4000.00)	10	400	—	—
6.75% Tax Free US 64 Bonds of Unit Trust of India (Refer Note No. 6 in Schedule '23')	100	140,200	14.02	14.02
iii. **Units of Mutual Funds**				
Units of Mutual Funds (acquired pursuant to the Scheme of Arrangement)		2,000,000	13.10	—
B. CURRENT INVESTMENTS				
1. UNQUOTED				
a. **Other than Trade**				
i. **Units of Mutual Funds**				
Units of Debt Schemes of various Mutual Funds # (including acquired pursuant to the Scheme of Arrangement)		2,552,395,149.823	26,468.72	12,352.68
			37,021.45	**33,772.05**
Aggregate Book Value:				
Unquoted			8,118.57	6,922.29
Quoted			2,421.06	14,497.08
Units of Mutual Funds			26,481.82	12,352.68
			37,021.45	**33,772.05**
Aggregate Market Value/ Repurchase Price:				
Quoted			8,025.92	16,963.73
Units of Mutual Funds			26,723.86	11,241.57
			34,749.78	**28,205.30**

* Represent figures for Previous Year.

During the year the company has purchased and sold 5,223,142,691.325 units of Debt Scheme of various Mutual Funds.

SCHEDULES

	As at 31st March, 2005	(Rs. in Million) As at 31st March, 2004
SCHEDULE '7'		
INVENTORIES (As valued and certified by the Management) (including in transit)		
Stores, Spare-parts etc.	1,708.42	1,305.69
Coal and Fuel	643.36	580.20
Raw Materials	10,492.77	3,188.98
Work-in-Progress	9,086.64	5,707.48
Finished Goods	1,621.05	990.87
Excise Duty on Stocks	192.94	140.21
	23,745.18	**11,913.43**
SCHEDULE '8'		
SUNDRY DEBTORS		
(Unsecured Considered Good, except otherwise stated)		
Over six months (including Rs. 94.70 million doubtful)	255.95	247.67
Others (including Rs. 2,402.71 million secured)	7,712.42	5,382.53
	7,968.37	**5,630.20**
Less: Provision for doubtful debts	94.70	19.07
	7,873.67	**5,611.13**
SCHEDULE '9'		
CASH AND BANK BALANCES		
Cash Balance on hand	3.78	1.48
Cheques and Drafts in hand	275.36	307.31
Balance with Scheduled Banks:		
In Current Accounts	694.19	408.52
In E.E.F.C. Account	0.56	0.55
In Deposit Account	2,973.53	1,508.78
In Escrow Account	7.84	0.31
In Unpaid Dividends Account	50.34	47.07
In Unpaid Debentures Account	—	1.27
In Account of Nominees for sale proceeds of Fractional Coupons of Shares	3.73	3.73
Balance with Non-Scheduled Banks:		
In Current Accounts with Municipal Co-operative Bank Limited, Mumbai (maximum balance held at any time during the year Rs. 0.58 million)	0.36	—
	4,009.69	**2,279.02**
SCHEDULE '10'		
OTHER CURRENT ASSETS		
Accrued Interest		
On Investments	1.18	0.82
On Inter Corporate Deposits and Deposit in Banks	31.23	53.62
On Others (including Rs. 0.44 million from Subsidiary Companies)	12.04	28.01
Accrued Exports Incentives	377.77	153.97
	422.22	**236.42**

(Rs. in Million)

	As at 31st March, 2005	As at 31st March, 2004
SCHEDULE '11'		
LOANS AND ADVANCES		
(Unsecured Considered Good, unless otherwise stated)		
Advance and Loan to Subsidiary Companies	212.27	555.65
Loan to Employees	201.77	13.86
Inter Corporate Deposits	631.47	853.66
Advances recoverable in cash or in kind or for value to be received and/or to be adjusted (including doubtful/under litigation Rs. 31.19 million)	2,611.97	2,008.84
Prepaid Expenses	214.67	1,270.09
Balance with Customs, Port Trusts, Excise etc.	11.51	0.02
Security and other Deposits (including Rs. 12.21 million Receipts of Deposits in Bank/Post Office Savings Bank Pass book lodged with Government Departments)	770.64	445.17
Excise, Customs and other Claims Receivable	3,714.67	3,330.76
Trident Trust (Refer Note No. 8 (iv) in Schedule '23')	344.52	344.52
	8,713.49	**8,822.57**
SCHEDULE '12'		
CURRENT LIABILITIES		
Sundry Creditors (including Rs. 10.06 million outstanding dues of SSI undertakings)	14,573.87	7,600.26
Customers' Credit Balances and Advances against orders	407.18	332.50
Subsidiary Companies	279.84	104.47
Security Deposits Refundable	123.09	70.05
Investor Education and Protection Fund shall be credited by the following:		
Unpaid Dividends	50.34	47.07
Unpaid matured Debentures	0.21	2.20
Unpaid matured Fixed Deposits	0.97	—
Unpaid Interest on above	0.90	—
Unclaimed amount of Fractional Coupons of Shares	3.73	3.73
Interest accrued but not due on Debentures, Loans and Deposits	715.37	557.31
Other Liabilities	627.45	246.36
	16,782.95	**8,963.95**
SCHEDULE '13'		
PROVISIONS		
Proposed Dividends	1,855.61	1,525.84
Tax on Proposed Dividends	260.25	195.50
Provision for Income Tax (Net) (Refer Note No. 2(III) in Schedule '23')	6,117.24	(219.72)
Post-retiral benefits	78.68	16.88
Others (including Rs. 54.73 million refer Note No. 2 (II) in Schedule '23')	87.20	54.73
	8,398.98	**1,573.23**
SCHEDULE '14'		
MISCELLANEOUS EXPENDITURE		
Compensation under Voluntary Retirement Scheme (Rs. 77.98 million transferred pursuant to the Scheme of Arrangement, Rs. 76.57 million paid and Rs. 60.69 million charged to Profit and Loss Account during the year)	93.86	—
	93.86	—

SCHEDULES

(Rs. in Million)

	Tonnes 2004-05	Tonnes 2003-04	For the year ended 31st March, 2005	For the year ended 31st March, 2004
SCHEDULE '15'				
GROSS SALES AND OPERATING REVENUES				
A. Sales				
Aluminium:				
Hydrate and Alumina (Standard Metallurgical & Specials)	322,828	—	5,695.54	—
Aluminium Ingots/Billets	158,518	170,319	14,374.77	13,653.06
Rolled Products	144,158	58,175	16,380.02	5,851.71
Extruded Products	28,453	18,352	3,379.28	1,927.05
Conductor Redraw Rods	62,841	58,778	5,908.00	4,990.58
Aluminium Foils	26,004	18,818	4,542.90	2,574.05
Aluminium Wheels	Pcs. 111,045	Pcs. 105,975	197.75	185.70
Conversion Charges	2,502	—	93.93	—
Trade Sales	10	—	2.10	—
Miscellaneous			1,111.09	392.67
			51,685.38	**29,574.82**
Copper:				
Continuous Cast Copper Rods	87,924	91,537	14,773.56	11,265.92
Copper Cathodes	126,452	101,033	17,965.50	10,486.75
Sulphuric Acid	268,592	194,559	434.41	277.32
DAP & Complexes	302,436	260,022	4,181.69	3,492.46
Gold	5.300	6.556	3,205.26	3,770.24
Silver	34.900	31.504	352.18	269.90
Trade Sales	14,250	—	168.85	—
Miscellaneous			226.82	76.44
			41,308.27	**29,639.03**
Net Sales			**92,993.65**	**59,213.85**
Excise Duty			9,571.68	6,115.05
Gross Sales			**102,565.33**	**65,328.90**
B. Operating Revenues				
Exports Incentives			1,851.67	2,561.06
Miscellaneous Receipts and Claims (Net)			387.19	308.61
			2,238.86	**2,869.67**
			104,804.19	**68,198.57**

SCHEDULES

(Rs. in Million)

			For the year ended 31st March, 2005	For the year ended 31st March, 2004
SCHEDULE '16'				
OTHER INCOME				
Rent Received			14.62	13.67
Profit/(Loss) on sale/discarded of Fixed Assets (Net)			77.66	(1.82)
Income from Investments*				
Income from Current Investments				
Interest			—	0.67
Dividend			641.60	206.42
Profit/(Loss) on sale of Investments (Net)			145.22	56.89
Diminution in carrying cost of Investments/ written back (Net)			—	(0.09)
Income from Long Term Investments				
Interest on other Investments			7.09	19.18
Dividend (including Rs. 5.99 million from Trade Subsidiary Company and Rs. 0.91 million on other Trade Investment)			152.67	172.38
Profit/(Loss) on sale of Investments (Net)			399.45	741.16
Interest on Inter Corporate Deposits and Deposit in Banks*			208.90	267.81
Interest from Others* (including Rs. 975.26 million from Income Tax Department and Rs. 38.67 million from Subsidiary Companies)			1,053.24	923.78
			2,700.45	**2,400.05**

* *Tax deducted at source on Interest received Rs. 48.53 million.*

	Tonnes 2004-05	Tonnes 2003-04		
SCHEDULE '17'				
RAW MATERIALS CONSUMED				
Bauxite	3,251,628	1,705,093	2,690.16	1,609.23
Aluminium	14,533	—	1,247.84	—
Aluminium Fluoride	5,312	4,043	228.18	179.25
Caustic Soda	119,348	71,720	1,726.55	954.69
Calcined Petroleum Coke	158,348	126,708	2,066.86	1,671.84
Cathode Blocks	2,434	1,513	152.72	113.06
Pitch	44,640	30,288	652.84	436.47
Copper Concenterate	741,358	614,343	32,854.55	22,737.75
Rock Phosphate	452,613	342,165	1,455.18	885.01
Ammonia	63,787	50,852	877.97	600.28
Other Materials			2,270.80	1,821.20
			46,223.65	**31,008.78**

SCHEDULE '18'		
MANUFACTURING AND OPERATING EXPENSES		
Consumption of Stores, Spare Parts and Tools (including for repairs)	2,780.91	1,815.69
Power and Fuel (including cost of own generation)	15,347.87	9,357.00
Repairs, Renewals and Replacements:		
To Buildings	127.62	90.09
To Machinery	787.26	419.49
To Others	220.63	57.56
	1,135.51	**567.14**
Conversion, Fabrication and other Operating Expenses	848.09	248.74
	20,112.38	**11,988.57**

SCHEDULES

	(Rs. in Million)	
	For the year ended 31st March, 2005	For the year ended 31st March, 2004
SCHEDULE '19'		
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages, Bonus, Ex-gratia and Pension (including for repairs)	3,070.98	1,712.34
Employees Welfare Expenses	510.84	351.46
Provision/Contribution to Employees' Gratuity Fund	208.18	114.65
Contribution to Provident and other Funds	336.34	192.11
	4,126.34	**2,370.56**
SCHEDULE '20'		
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER OVERHEADS		
Rates and Taxes (Net)	32.66	25.75
Rent	123.11	54.14
Insurance	364.99	335.25
Miscellaneous Expenses (including Rs. 0.53 million Law Charges to a Firm of Solicitors in which a Director is a partner)	948.66	628.00
Travelling & Conveyance	313.07	208.44
Donation (including Rs. 64.00 million contribution to General Electoral Trust for political purposes)	135.34	44.26
Auditors' Remuneration	8.48	6.33
Cost Audit Fee and Expenses	0.65	0.35
Research and Development Expenses	21.92	21.22
Royalty	41.17	10.77
Discount on Sales	103.31	26.83
Commission on Sales	282.16	137.23
Freight, Forwarding and Handling Charges (Net)	2,003.00	1,261.02
Provision for doubtful debts/(written back) (Net)	31.96	4.79
Bad Debts written off	3.75	—
Miscellaneous Expenditure written off	60.69	—
Directors' Fees	0.41	0.34
Directors' Commission	15.00	15.00
Liability no longer required written back	(99.59)	(47.45)
	4,390.74	**2,732.27**
SCHEDULE '21'		
(INCREASE)/DECREASE IN STOCKS		
Closing Stocks:		
Work-in-Progress	9,086.64	5,707.48
Finished Goods	1,621.05	990.87
	10,707.69	**6,698.35**
Less: Opening Stocks:		
Work-in-Progress	5,707.48	4,442.19
Finished Goods	990.87	1,236.80
Stock transferred pursuant to the scheme of Arrangement:		
Work-in-Progress	1,005.74	—
Finished Goods	447.12	—
	8,151.21	**5,678.99**
	(2,556.48)	**(1,019.36)**

(Rs. in Million)

	For the year ended 31st March, 2005	For the year ended 31st March, 2004
SCHEDULE '22'		
INTEREST AND FINANCE CHARGES		
Interest on Debentures and other Fixed Loans	1,582.19	1,467.32
Interest on Others (including Rs. 0.07 million to Income Tax Dept.)	459.72	397.43
Finance Lease Charges	—	97.25
Other Finance Charges	—	21.89
	2,041.91	**1,983.89**
Less: Interest Capitalised	342.35	212.35
	1,699.56	**1,771.54**

SCHEDULE '23'

SIGNIFICANT ACCOUNTING POLICIES & NOTES ON ACCOUNTS

A SIGNIFICANT ACCOUNTING POLICIES

1 FIXED ASSETS

Fixed Assets are stated at cost. Cost includes borrowing costs and other related overheads incurred during the period of construction.

2. INTANGIBLE ASSETS

Intangible assets are stated at cost. Cost includes any directly attributable expenditure on making the asset ready for its intended use.

3. DEPRECIATION AND AMORTISATION

(a) Depreciation on Fixed Assets has been provided for on Straight Line Method at the rates and manner prescribed under Schedule XIV to the Companies Act, 1956, as amended.

(b) Leasehold land / mining rights are amortised over the period of lease.

(c) Assets where ownership vests with the Government Authorities are amortised at the rates of depreciation specified in schedule XIV to the Companies Act, 1956.

(d) Intangible assets are amortised over their estimated useful life.

4. IMPAIRMENT

Impairment loss is recognized wherever the carrying amount of an asset is in excess of its recoverable amount and the same is recognized as an expense in the statement of profit and loss and carrying amount of the asset is reduced to its recoverable amount.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased

5. LEASES

(a) Assets taken on finance lease (including that prior to 1st April 2001) are capitalised and finance charges are charged to statement of profit and loss on accrual basis.

(b) Lease payments under an operating lease recognised as expense in the statement of profit and loss as per terms of lease agreement.

6. INVESTMENTS

(a) Long term Investments are carried at cost after deducting provision, in cases where the fall in market value has been considered of permanent nature.

(b) Current investments are stated at lower of cost and fair value.

7. INVENTORIES

(a) Inventories of stores and spare parts are valued at or below cost after providing for cost of obsolescence and other anticipated losses, wherever considered necessary.

SCHEDULE '23' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

(b) Machinery spares which can be used only in connection with an item of Fixed Asset and whose use is not of regular nature are written off over the estimated useful life of the relevant asset.

(c) Inventories of items other than those stated above are valued 'At cost or Net Realizable Value, whichever is lower'. Cost is generally determined on weighted average cost basis and wherever required, appropriate overheads are taken into account. Net Realizable Value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

8. FOREIGN CURRENCY TRANSACTIONS

(a) Year-end balance of foreign currency transactions is translated at the year-end rates and the corresponding effect is given in the respective accounts. Transactions completed during the year are adjusted on actual basis.

(b) In respect of transactions covered by Forward Foreign Exchange Contracts, the difference between the forward rate and exchange rate at the inception of contract is recognised as income or expense over the life of the contract except for contracts relating to liabilities incurred for purchase of Fixed Assets, the difference thereof is adjusted in the carrying amount of respective Fixed Assets.

(c) Transactions covered by cross currency swap and options contracts to be settled on future dates are recognised at the year-end rates of the underlying foreign currency. Effects arising of swap contracts are being adjusted on the date of settlement.

9. RETIREMENT BENEFITS

(a) Year-end liability for Superannuation benefits to the eligible employees are provided and funded to approved funds.

(b) Year-end liability on account of Gratuity is provided for on actuarial valuation basis. In respect of the aluminium business such amount is funded with an approved fund.

(c) Leave Encashment benefits are provided for on actuarial basis.

10. RECOGNITION OF INCOME AND EXPENDITURE

Income & Expenditure are recognised on accrual basis and provision is made for all known expenses.

11. BORROWING COSTS

Borrowing cost directly attributable to the acquisition or construction of qualifying assets are capitalised. Other borrowing costs are recognised as expenses in the period in which they are incurred.

12. TAXATION

Provision for current income tax is made in accordance with the Income Tax Act, 1961. Deferred tax liabilities and assets are recognised at substantively enacted tax rates, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

13. MANAGEMENT OF METAL PRICE RISK

In respect of copper division the company has adopted a policy to minimize the risks associated with fluctuations in the price of copper and other precious metals by hedging mismatch on futures' market. However, the company does not conduct speculative operations in the futures' market. The results of metal hedging contracts /transactions are recorded at their settlement as part of raw material cost or sales as the case may be. The settlement of these transactions generally coincides with the accounting of the underlying transactions.

14. PROVISION

A provision is recognized when an enterprise has a present obligation as a result of past event; it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are not discounted to present value and are determined based on best estimate required to settle the obligation at the balance sheet date. These are reviewed at each balance sheet date and adjusted to reflect the current best estimates.

15. CONTINGENT LIABILITY

Contingent liabilities are not provided for in the accounts and are disclosed by way of Notes.

(Rs. in Million)

SCHEDULE '23' (Contd.)

B. NOTES ON ACCOUNTS

		As at 31st March, 2005	As at 31st March, 2004
1.	Capital Commitments outstanding (Advance/Deposit paid Rs 3,097.48 million)	9,654.80	6,733.67
2. (I)	Contingent Liabilities not provided for in respect of:		
(a)	Claims/Disputed liabilities not acknowledged as debt: Following demands are disputed by the Company and are not provided for:		
i)	Demand notice by Asstt. Collector Central Excise Mirzapur for excise duty on power generated by company's captive power plant, Renusagar Power Co. Ltd (Since amalgamated). * Writ petition pending with Delhi High Court, Delhi. Earlier demand raised was quashed by Delhi High Court. The amount has been sequestered in the Aluminium Regulation account. According to the terms of settlement dated 5.12.83 between the Central Govt. and the Company, this amount will be reimbursed to the Company in the event the case is decided against the Company.	91.21	91.21
ii)	Demand of interest on past dues of the Aluminium Regulation account upto 31.12.1987. * The demand is in dispute with Controller of Aluminium Regulation Account.	63.29	29.04
iii)	Retrospective Revision of Water Rates by UP Jal Vidyut Nigam Limited (April 1989 to June 1993 & Jan 2000 to Jan 2001) * Writ petition pending with Lucknow Bench of Allahabad High Court. The demand stayed vide order dated 11.5.2001.	40.80	40.80
iv)	Transit fees levied by Divisional Forest officer, Renukoot on coal and bauxite. * Appeal pending with Allahabad High Court and payment of transit fee has been stayed. According to legal opinion received by the Company, the forest department has no authority to levy such fee.	52.05	37.73
v)	M.P Transit Fee on Coal demanded by Nothern Coal Fields Limited. * Writ petition pending with Jabalpur High Court. The Company has paid Rs 105.90 million to NCL under protest subject to the final conclusion of the writ petition.	112.48	82.67
vi)	Withholding Tax on payment of fees on GDR issue. * Appeal pending before Income Tax Appellate Tribunal, Mumbai. Demand adjusted against refund due to the Company.	91.56	91.56
vii)	Imposition of Cess on Coal by Shaktinagar Special Area Development Authority. * Appeal pending before Allahabad High Court, Allahabad. Demand and levy stayed. According to legal opinion received by the Company, the state has no power to tax the mineral since this field is covered under Mines and Minerals Development and Regulation Act.	31.40	10.11
viii)	Demand of Royalty on Vanadium by District Mining officer, Lohardaga. * Appeal pending with Allahabad High Court, Allahabad. The demand stayed on certain conditions which has been fulfilled by the Company.	12.90	12.90
ix)	The demand of Excise Duty on gold. * Appeal pending with Customs, Excise and Service tax Appellate Tribunal, West Zone, Mumbai.	1,557.70	1,557.70
x)	The Demand for Custom Duty on Engg, Fees. * Appeal with Customs, Excise and Service tax Appellate Tribunal, West Zone, Mumbai decided in favour of Company.	—	113.70
xi)	Demand for non-payment of sales tax on leased assets. * Writ petition admitted and stay granted by High Court, Ahemdabad	212.26	218.90
xii)	Arbitration proceeding with IFFCO for claim of short supply of Phosphoric Acid. * Matter settled.	—	45.09
xiii)	Other Contingent Liabilities in respect of Excise, Customs, Sales Tax etc. each being for less than 10 millions. * The demands are in dispute at various legal forums.	84.85	37.84

* *Status indicating uncertainties*

SCHEDULE '23' (Contd.)

B. NOTES ON ACCOUNTS (Contd.)

(Rs. in Million)

	As at 31st March, 2005	As at 31st March, 2004
(b) i). Bills discounted with Banks.	468.14	586.39
ii). Guarantees outstanding (includes corporate guarantees of Rs. 11,399.76 given on behalf of subsidiary companies).	12,595.15	5,966.86
iii). Letters of Credit Outstanding.	684.17	8,851.09
iv). Bank Guarantees & Bonds.	249.54	505.55
(c) The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15th May, 1976 to 30th June, 1980 and the same remains unprovided for as disputed by the Company.	50.10	50.10

(d) In terms of the Scheme of Arrangement between the Company, the erstwhile Indo Gulf Corporation Ltd. (IGCL) and Indo Gulf Fertilisers Limited approved by the Hon'ble High Courts at Allahabad and Mumbai vide their orders dated 18th November 2002 and 31st October 2002 respectively, the company may be liable to pay a portion of disputed demands of Income Tax of Rs. 133.95 million pertaining to IGCL.

(e) 228,340,226 Equity Shares of Rs.10/- each fully paid up in IDEA Cellular Ltd. are held by the Company as investment. Out of the above 115,187,999 shares of Rs. 10/- each have been pledged for securing financial assistance granted by the lenders to that company.

2. (II) Provisions:

For Excise duty on electricity (Additions and Deductions during the year — Nil)	54.73	54.73

2. (III) Balance in provision for income tax account is after netting-off the payment made and refunds received since the appeals filed by the Company and the Department are pending before appellate authorities.

2. (IV) The Company has given undertakings to various Financial Institutions for non-disposal of shares held in Bihar Caustic & Chemicals Ltd., Tanfac Industries Ltd. and 57,085,060 shares of Rs 10/ each of IDEA Cellular Ltd. till the Institutional loans are repaid in full.

3. (a) The company has export obligations of Rs. 7,501.33 million (USD 171.46 million) against the Import Licences taken for import of capital goods under Export Promotion Capital Goods Scheme.

   (b) The company has export obligation of Rs. 2,592.25 millions (USD 59.25 million) against the Advance Licence.

4. (a) The exchange rate difference (gain) amounting to Rs. 0.06 million (net) in connection with acquiring fixed assets has been adjusted in the carrying amount of the relevant fixed assets.

   (b) Exchange gain/loss amounting to Rs. 104.18 million (Net loss) (Previous year gain of Rs. 652.55 million) have been accounted for under respective heads of account, viz. Sales & conversion charges loss of Rs. 56.04 million (Previous year gain of Rs. 181.13 million), Raw Material consumed gain of Rs.0.73 million (Previous year gain of Rs. 466.96 million), Manufacturing expenses (loss) Rs. 0.04 million (Previous year gain of Rs. 0.16 million) and Selling, Distribution, Administration and Other expenses gain of Rs. 1.04 million (Previous year gain of Rs. 4.30 million)and Interest (loss) 49.87 million(previous Year Rs Nil)

   (c) Exchange difference of Rs 27.28 million in respect of unexpired period of forward cover contracts will be recognized in the profit and loss account in subsequent year.

   (d) The Company has entered into cross currency swap and options transactions in respect of borrowing/ repayable/payable, which will be settled on future date. Since the fluctuations and resultant effect in the intervening period in respect of these transactions cannot be fairly estimated, the effect of these transactions will be accounted for in the year in which the contracted settlements takes place.

SCHEDULE '23' (Contd.)

B. NOTES ON ACCOUNTS (Contd.)

5. Pursuant to a Scheme of Arrangement u/s. 391 to 394 of the Companies Act, 1956 (the Scheme) which has been approved by Hon'ble Bombay High Court and Kolkata High Court on 14th January, 2004 and 23rd December 2004, respectively, all the business undertakings (other than the aluminum foil business at Kollur, Andhra Pradesh), herein after referred to as.demerged undertaking, of Indian Aluminium Company Ltd (Indal) has been transferred to the Company with effect from the appointed date i.e. 1st April, 2004 on going concern basis.

   Demerged undertaking is engaged *inter alia* in conducting and carrying on the business of mining, manufacture and sale of hydrate and alumina, alumina chemicals, aluminium, aluminium products including aluminium sheets, extrusions and foil and generation of electricity.

   a) In terms of the Scheme, all the assets and liabilities of the demerged undertaking have been transferred and stand vested with the Company with effect from the appointed date at their book value. Further, in terms of the Scheme, all the business activities of the demerged undertaking of Indal carried out on or after the appointed date are deemed to have been carried out by Indal on behalf of the Company on a going concern basis. The Scheme has accordingly been given effect to in these accounts and operational result for the year of the demerged undertaking of Indal have been incorporated in the Company's accounts.

   b) In consideration of the above, the Company has issued 299,522 equity shares in the ratio of one equity share of Rs.10/ each for every seven equity shares to the shareholders of Indal and consequently the issued and paid up Share Capital of the Company has increased by Rs. 3 million. In addition to the above the value of investments in Indal has been reduced by Rs 11,882.79 million

   c) As required in terms of scheme

      i) The assets and liabilities of the demerged undertaking of Indal as on 1st April 2004 have been taken over at the respective book value.

      ii) Amount of Rs. 111.85 million and Rs.4 million credited to Debenture Redemption Reserve and Capital Reserve, respectively.

      iii) Rs. 2,102.74 million, being the amount representing deficit of net assets of the demerged undertaking over the aggregate of (1) the paid up value of equity shares issued and allotted (2) investment in Indal as reducded in (b) above and the amount credited to reserves as given in (ii) above, has been debited to Securities Premium Account.

6. The Company has earmarked 11.40% GOI, Stock 2008 of the face value of Rs. 50 million, book value being Rs. 61.71 million, 140,200 6.75% Tax Free US 64 Bonds of Unit Trust Of India of the face value Rs.100/- each cost being Rs. 14.02 million in compliance with the provisions of Rule 3A of the Companies (Acceptance of Depos-its) Rules, 1975 (as amended).

7. As per the Accounting Standard (AS) 28 - Impairment of Assets, which came into effect from 1st April 2004, the Company carried the impairment test as of 1st April 2004 and provided for the impairment loss where recoverable amount was lower than amount carried in the accounts by adjusting the same (net of deferred taxes of Rs. 336.29 million) against opening balance of revenue reserves as per the transitional provisions. Details are given below:

   A) **Aluminium**

Nature of Asset	Events/Circumstances	Impairment Loss Amount (Rs. in Million)	Basis of Recoverable Amount
Certain assets of Foil units	Low return on Investments due to severe competition in the market place	164.00 120.20	Value In use Net Selling Price
Certain assets of Wheel Unit	Inadequate return on Investment due to low demand	330.95	Net Selling Price
Certain assets of Smelters	Inadequate return on Investment mainly due to high cost of operation	143.39 146.43	Value In use Net Selling Price
Certain assets of Other Units	Erosion in value	194.58	Net selling Price

SCHEDULE '23' (Contd.)

B. NOTES ON ACCOUNTS (Contd.)

B) Copper

Nature of Asset	Events/Circumstances	Impairment Loss Amount (Rs. in Million)	Basis of Recoverable Amount
Certain Assets of Copper Unit	Higher carrying value than Value in Use	339.87	Value in Use

For arriving at Value in Use discount rate of 9.5% has been used. Net Selling Price has been determined based on valuation report from external agencies.

	As at 31st March, 2005	As at 31st March, 2004
8. Loan and Advances includes -		
(i) (a) Due from a firm of Solicitors & Advocates in which one of the Directors is a partner. (Maximum balance during the year Rs. 0.13 million)	—	0.13
(b) Due from Officers (Maximum balance during the year Rs. 0.07 million)	0 .07	0.23

(c) Payments made to Rosa Power Supply Co. Ltd. Rs. 20.99 million (maximum balance Rs. 20.99 million), Bina Power Supply Co. Ltd. Rs. 391.44 million (maximum balance Rs. 491.44 million) and Birla Telecom Ltd. Rs. 1.47 million (maximum balance Rs. 1.47 million) to be adjusted against the value of the Equity Shares to be issued by such companies in the event the relative projects are implemented after receipt of all regulatory approvals.

(ii) To Subsidiary Companies:

	As on 31.03.2005	Maximum amount outstanding during the year
Renukeshwar Investments & Finance Limited	—	8.24
Renuka Investments & Finance Limited	—	54.03
Bihar Caustic & Chemicals Ltd.	122.90	122.90
Lucknow Finance Company Limited (without interest)	54.85*	59.85
Utkal Alumina International Limited	34.44	201.28
Dahej Harbour and Infrastructure Limited	—	330.00
Indal Export Ltd	0.08	0.08

*with no repayment schedule

(iii) Inter Corporate Deposits:

(a) Inter Corporate Deposit aggregating to Rs. 160.76 million (maximum balance Rs. 160.76 million) made to Aditya Birla Power Company Ltd. (formally Birla Project Development Corporation Ltd.) on interest pursuant to MOU entered into with the company for development of new projects.

(b) Inter Corporate Deposit aggregating to Rs. 200.71 million (maximum balance Rs.200.71 million) made to Aditya Birla Management Corporation Ltd. (ABMCL) bearing interest.

(c) The company is one of the promoter member of ABMCL, a company limited by guarantee which has been formed to provide a common pool of facilities and resources to its members, with a view to optimise the benefits of specialisation and minimise cost for each member. The company has participated in the common pool and has shared the expenses incurred by ABMCL and accounted for these under appropriate heads.

SCHEDULE '23' (Contd.)

B. NOTES ON ACCOUNTS (Contd.)

(iv) Balances with Trident Trust representing 16,31,613 equity shares of the Company issued pursuant to the Scheme of Arrangement approved by the Hon'ble High Courts at Mumbai and Allahabad vide their Order dated 31st October, 2002 and 18th November, 2002, respectively, to the Trident Trust, which is created wholly for the benefit of the Company and is being managed by trustees appointed by it

9. Although the Market value of certain quoted investments (as reflected in Schedule "6") and the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and assets base of the investee companies, in the opinion of the management such decline is temporary in nature and accordingly no provision is necessary for the same.

10. The Name of the Small Scale Industries to whom the Company owes any sum together with interest outstanding for more than thirty days are as follows :

Ecko Cabels Pvt. Ltd, Electro Service India, Finishing Furnace Systems India P.Ltd, Forech India Ltd, Furnace & Foundry Equipment Co.,Grip Engineers P.Ltd,Jagdamba Saw Mill, Kay International, M.J.Patel & Co.Ltd., S.R.Steels, Saha & Co., Sharad Refractories P.Ltd., Beekay Industries, Insha Plastic Industries, Delta Electrotrade Control Pvt Ltd., Rewa Gases Private Limited, Universal Oil Seals Manufacturing Company Pvt. Ltd, Textile Inland agencies, Universal Sheet Metal,Saini industries, Zealot Engg Works, Cast Polymers,Jay Wood Ind, Libraflex, Radix sensors.

These outstandings are in normal course of business and the information regarding small scale undertakings have been determined to the extent such parties have been identified on the basis of information available with the company.

11. Purchase of copper concentrate is accounted for provisionally pending finalisation of content in the concentrate, price, and custom duty. Variations are accounted for in the year of settlement.

12. A part of electricity supplied by the company, which has been treated by UPPCL as sale, has been accounted for on the basis of provisional rates. The effect of variation in the rate will be accounted for in the year in which rates are finalised by UPPCL.

13. Insurance claims under various policies / other claims are not accounted for, as the amounts are still unascertained pending the completion of assessment/ settlement of the claims.

14. a) Future obligations towards lease rentals under the lease agreements taken prior to 1st April 2001.

(Rs. in Million)

Period	Lease Payment	Present Value
Not later than one year	68.05	64.92
Later than one year and not Later than five years	21.60	20.09

b) Future obligations towards lease rentals under the lease agreements taken on or after 1st April 2001.

(Rs. in Million)

Period	Lease Payment	Present Value
Not later than one year	0.29	0.27
Later than one year and not Later than five years	0.24	0.21

c) In Line with Accounting Standard – 19 "Leases" on April 1, 2004 the company has capitalized as on 1st April 2004 assets taken on finance lease in earlier years at their respective cost amounting Rs. 1,728 million together with their respective accumulated depreciation of Rs. 470.50 million.

d) The total of future minimum lease payment commitments under non-cancellable operating lease agreement for a period of twenty years to use railway tracks along with locomotives for transportation of its materials. are as under:

Period	(Rs. in Million) As at 31st March, 2005
Not later than one year	4.00
Later than one year and not Later than five years	16.00
Later than five years	48.67

The above amounts are exclusive of taxes and duties. During the year the company has charged Rs 4.00 million (P.Y- Rs 4.00 million) as rent in respect of this lease.

SCHEDULE '23' (Contd.)

B. NOTES ON ACCOUNTS (Contd.)

15. Sale of Di-Ammonium Phosphate (DAP) and other complex fertilizers are covered under the concessional schemes for decontrolled fertilizers of the Government of India. Pending declaration of final rate of concession for the quarter ended 31st March 2005 the claim for concession under the scheme for that period has been accounted for provisionally based on final rates declared for the preceding quarter.
16. Sales include own manufactured items capitalised / used Rs. 221.75 million at cost (inclusive of excise duty).
17. Rs. 0.07 million has been paid as pension to a Director of the company who was the President of the company before his appointment as Director.
18. Extraordinary items represent 91.03 million on account of expenses incurred on demerger as per note no.5.

(Rs. in Million)

	As at 31st March, 2005	As at 31st March, 2004
19. The following are included under other heads of expenses in the Profit & Loss Account:		
Consumption of stores and spare parts	367.91	466.52
Power and Fuel	338.87	73.15
Repairs to buildings	27.03	25.38
Repairs to machinery	352.32	199.43
Repairs to others	91.49	116.46
Salaries, wages & bonus etc.	758.41	662.82
Contribution to provident and other funds	79.05	67.17
Workmen and staff welfare expenses	153.92	137.11
Royalty	173.06	48.20
Insurance	18.30	4.81
Rent	2.27	0.81
Rates & Taxes	5.97	0.85
Research and Development	48.83	—
20. Capital work- in- progress includes: -		
Pre-operative expenses pending allocation:		
Raw Materials Consumed	0.87	109.99
Stores, Spare Parts & Tools Consumed	0.30	22.29
Power & Fuel	37.92	309.29
Salary, Wages, Bonus, Ex-Gratia, Pension and Provisions	52.95	—
Raw Water Charges and Cess	—	0.46
Insurance	21.21	8.05
Rates & Taxes	—	0.45
Supervision Fees	16.61	20.04
Misc expenses	29.41	—
	159.27	**470.57**
Less: —		
Pre-operative Income		
WIP	—	109.99
Power Generation	12.44	22.41
Sulphuric Acid Sales	—	1.23
Pre-operative expenses (Net)	**146.83**	**336.94**
Add: Brought Forward from Previous Year	36.67	5.30
Sub Total	**183.50**	**342.24**
Less: Allocated to Fixed Assets	5.09	342.24
Balance	**178.41**	—

(Rs. in Million)

	As at 31st March, 2005	As at 31st March, 2004
SCHEDULE '23' (Contd.)		
B. NOTES ON ACCOUNTS (Contd.)		
21. **Auditors Remuneration**		
a) **Statutory Auditors**		
Audit Fees	5.00	3.35
Certification/Company law/Other matters	2.70	1.79
Tax Audit Fees	0.61	0.59
Expenses	0.17	0.60
b) **Cost Auditors**		
Audit Fees	0.40	0.21
Other matters	0.11	—
Expenses	0.14	0.14
22. Expenses include following payments to Managing Director		
Mr. Debu Bhattacharya – Managing Director		
Salary	7.59	3.53
Contribution to Provident Fund & Superannuation Fund	2.05	0.95
Special Allowance	3.82	1.58
Performance Linked Pay	4.87	—
Perquisites	5.17	—
Leave Travel Assistance	2.32	—
Mr A.K. Agarwala – Whole Time Director (up to 10th Sept 2003)		
Salary	—	2.08
Contribution to Provident Fund & Superannuation Fund	—	0.56
Special Allowance	—	2.41
Performance Linked Pay	—	0.77
Leave Salary	—	3.51
One Time Variable Pay	—	0.73
Leave Travel Assistance	—	0.39
23. **Computation of Other Directors Commission**		
Computation of net profit in accordance with section 198 and 309(5) of the Companies Act, 1956		
Computation of Other Directors Commission		
Profit before non-recurring items and tax as per Profit and Loss Account	19,132.86	12,456.69
Add: Directors remuneration:		
Directors' remuneration including cost/estimated value of benefits	40.82	31.51
Directors' fees	0.41	0.34
Doubtful debts provision/(write back)-net	31.96	4.79
Loss on sale of Fixed Assets (net)	—	1.82
	19,206.05	12,495.15
Less: Profit on sale of Fixed Assets (net)	77.66	—
Profit on sale of Investments (net)	544.67	798.05
Net Profit for the year	18,583.72	11,697.10
Other Directors Commission –1% of the above profit	185.84	116.97
Restricted to maximum amount payable	15.00	15.00
24. **Remittance of dividend on equity shares/GDRs in foreign currency**		
No. Of Non-Resident Shareholders	685	663
No. Of Shares held	16,303,283	14,214,011
Dividend (Rs. in Million)	269.00	191.89

SCHEDULE '23' (Contd.)

B. NOTES ON ACCOUNTS (Contd.)

25. **Deferred Tax**

Major components of Deferred Tax arising on account of temporary timing differences along with their movement as at 31st March 2005 are:

Particulars	As at 31st March, 2005	As at 31st March, 2004
Deferred Tax Assets (A)		
— Brought forward long term Capital Losses	—	36.58
Deferred Tax Liability (B)		
— Depreciation	10,450.26	8,809.71
— Others	846.72	1,178.22
Net Deferred Tax Liabilities (B-A)	11,296.98	9,951.35

26. Disclosure in respect of jointly controlled entities in which the company is a joint venturer, in compliance with AS-27 on Financial Reporting of Interest in Joint Ventures:

(Rs. in Million)

Particulars	Tanfac Industries Limited (Unaudited)	IDEA Cellular Ltd (Unaudited)
Country of incorporation	India	India
Percentage of Share in Joint Venture	9.98%	10.11%
Assets	97.83	4,234.85
Liabilities	62.73	3,180.91
Income	87.92	1,659.06
Expenditure	87.87	1,632.73
Capital Commitments (net of advance)	0.04	102.18
Contingent Liabilities	16.46	238.40

27. Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 (As amended)

(a) **Particulars in respect of Goods manufactured: -** (Rs. in Million)

Class of goods	Installed Capacity		Actual Production		Stock of Goods Produced							
					Opening				Closing			
	Qty.	Qty.	Qty.	Qty.	01.04.04		01.04.03		31.03.05		31.03.04	
	2004-05 Tonnes	2003-04 Tonnes	2004-05 Tonnes	2003-04 Tonnes	Qty. Tonnes	Value	Qty. Tonnes	Value	Qty. Tonnes	Value	Qty. Tonnes	Value
Aluminium Metal	455,000	345,000	409,068	323,184	2,605	140.43	4,262	213.30	1,839	107.09	2,318	116.17
Rolled Products	170,000	80,000	175,734(#)	77,069	6,428	473.57	4,060	260.05	4,678	353.50	3,363	214.11
Extruded Products	21,700	13,700	28,551(@)	18,194	846	62.63	790	51.65	944	76.13	632	43.15
Conductor Redraw Rods	50,000	40,000	62,392	58,233	698	36.08	1,243	64.16	249	13.52	698	36.08
Aluminium Foil	11,000	5,000	26,177(i)	18,560	854	111.63	938	101.08	700	83.61	680	68.98
Aluminium Wheel	300,000 Pcs	300,000 Pcs	107,279 Pcs	99,091 Pcs	12,343 Pcs	16.63	19,227 Pcs	30.53	8,577 Pcs	8.81	12,343 Pcs	16.63
Hydrate & Alumina	1,145,000	—	1,159,664	—	10,923	90.53	—	—	27,407	278.98	—	—
Electricity	809.2MW	741.7MW	6,468MU	5,883MU	—	—	—	—	—	—	—	—
Electricity (Co-generation)	145.4MW	104.4MW	878MU	627MU	—	—	—	—	—	—	—	—
Continuous Cast Copper Rods (CCR)	97,200	97,200	88,298	91,380	168	21.27	325	26.39	542	80.15	168	21.27
Copper cathodes	250,000	250,000	128,923	101,179	146	15.51	1	0.05	2,617	370.17	146	15.51
Sulphuric Acid	735,000	735,000	261,882	203,737	14,995	7.37	5,817	2.98	8,285	8.30	14,995	7.37
Phosphonic Acid	180,000	180,000	—	—	—	—	540	6.68	—	—	—	—
DAP & complexes	400,000	400,000	286,264	231,903	22,615	241.20	50,734	474.82	6,443	76.86	22,615	241.20
Gold	7.5	7.5	5.156	6.908	0.361	210.32	0.009	5.11	0.216	130.50	0.361	210.32
Silver	75	75	36.595	31.513	0.009	0.08	—	—	1.703	18.30	0.009	0.08
Others						10.74				15.13		
TOTAL						1,437.99		1,236.80		1,621.05		990.87

The Installed Capacity is as certified by the Management and license capacity is not given as licensing is not applicable.

\# Includes 4,887 MT (Previous year Nil) being production out of customers' material and 28,439 MT (Previous year 19,591 MT) transferred for captive consumption.

@ Includes 1952 MT (Previous year 151 MT) converted from outside party.

Opening Stock on 01-04-2004 includes Rs. 447.12 millions of stock transferred under the scheme of arrangement

Alumina includes 8,20,352 MT transferred for own consumption/ further processing.

(i) Includes 327 MT (previous year Nil) being production out of customers material / own consumption/ further processing.

Production of Copper cathodes, Sulphuric acid and Phosphoric acid are net of 88,215 MT,401,434 MT and 133,735 MT (Previous year 85,431 MT, 323,969 MT, 100,476 MT) respectively which have been captively consumed /to be consumed.

SCHEDULE '23' (Contd.)

B. NOTES ON ACCOUNTS (Contd.)

b) Value of following materials consumed for power generation is included in Power & Fuel Charges: -

Particulars	2004-05		2003-04	
	Quantity Tonnes	Value (Rs. in Million)	Quantity Tonnes	Value (Rs. in Million)
Coal	6,455,014	6,755.52	5,896,007	5,827.63
Naphta	4,905	95.62	3,401	50.85
Fuel Oil/L.D.O	5,466	131.89	5,419	103.23

(c) CIF value of imports (Excluding goods in transit and imported items purchased locally)

(Rs. in Million)

Particulars	2004-05	2003-04
i) Raw materials	35,492.32	23,218.56
ii) Coal	594.61	425.75
iii) Components & Spare parts	359.18	412.49
iv) Capital Goods	2,123.24	546.91

(d) Value of raw materials, stores and spares consumed

(Rs in Million)

Particulars	2004-05		2003-04	
	Consumption	% Of Total Consumption	Consumption	% Of Total Consumption
(1) Value of Raw Materials Consumed:				
Total Consumption	46,223.65		31,008.78	
Imported	36,907.04	79.84	24,592.23	79.31
Indigenous	9,316.61	20.16	6,416.55	20.69
(2) Value of Stores and Spares Consumed:				
Total Consumption	2,780.91		1,815.69	
Imported	374.70	13.47	387.12	21.32
Indigenous	2,406.21	86.53	1,428.57	78.68
(3) Value of Coal Consumed				
Total Consumption	7,181.89		6,167.51	
Imported	778.97	10.85	440.97	7.15
Indigenous	6,402.92	89.15	5,726.54	92.85

SCHEDULE '23' (Contd.)

B. NOTES ON ACCOUNTS (Contd.)

(e) **Particulars in respect of Purchase** (Rs. in Million)

Particulars	2004-05		2003-04	
	Quantity (M.T.)	Value	Quantity (M.T.)	Value
Ammonia	14,250	166.71	Nil	Nil
Casserol	26.68	4.63	Nil	Nil

(f) **Expenditure in Foreign Currency (Paid or Provided):-**

(Rs. in Million)

	As at 31 st March, 2005	As at 31 st March, 2004
Technical know-how & Professional Fee	130.26	242.48
Foreign Travelling	16.38	15.13
Commission	104.30	27.53
Interest	259.92	225.07
Others	12.83	7.35
(g) Earning in Foreign Exchange: -		
Export of goods on FOB basis	26,051.71	12,950.97
Others	22.06	—

28. **Earnings Per Share**

Particulars	As at 31st March, 2005	As at 31st March, 2004
Profits after taxation (Rs. in Million)	13,293.57	8,389.29
Weighted average number of shares outstanding:		
Total number of shares outstanding at the beginning of the year	92,481,325	92,481,325
Weighted average number of shares issued pursuant to scheme of arrangement	299,522	—
Weighted average number of shares outstanding during the year	92,780,847	92,481,325
Basic and Diluted Earnings per share in Rupees (Face Value Rs. 10/- per share)	**143.29**	**90.71**

29. a) Pursuant to Scheme of Arrangement, the demerged undertaking of Indian Aluminium Company Ltd (Indal) has been transferred to the company with effect from 1st April 2004, therefore the figures for the current year are not comparable with those of the previous year.

b) Figures of the previous year have been regrouped/ rearranged wherever found necessary.

SCHEDULE '23' (Contd.)

B. NOTES ON ACCOUNTS (Contd.)

30. **Segment Reporting**

(i) Segment-wise Revenue, Results and Other Information

(Rs. in Million)

Particulars	As at 31st March, 2005			As at 31st March, 2004		
	Aluminium	Copper	Total	Aluminium	Copper	Total
REVENUE						
External Sales	52,520.90	42,711.61	95,232.51	29,957.76	32,125.76	62,083.52
Inter Segment Sales	—	—	—	—	—	—
	52,520.90	42,711.61	95,232.51	29,957.76	32,125.76	62,083.52
Less: Inter Segment Sales	—	—	—	—	—	—
Total Revenue	**52,520.90**	**42,711.61**	**95,232.51**	**29,957.76**	**32,125.76**	**62,083.52**
RESULTS						
Segment/Operating Results	15,957.41	2,538.00	18,495.41	8,905.94	3,097.00	12,002.94
Un-allocable Income (Net of Expenses)			2,337.01			2,225.29
Interest Expenses			(1,699.56)			(1,771.54)
Non Recurring Expenses			(91.03)			—
Provision for Tax (including Deferred Tax)			(5,748.26)			(4,067.40)
Net Profit			**13,293.57**			**8,389.29**
OTHER INFORMATION						
Segment Assets	60,073.08	47,935.18	108,008.26	43,833.57	32,806.97	76,640.54
Un-allocable Assets			43,136.40			38,072.89
Total Assets			**151,144.66**			**114,713.43**
Segment Liabilities	4,944.08	10,121.80	15,065.88	3,172.07	5,185.22	8,357.29
Unallocable Liabilities & Provisions			10,116.05			2,179.89
Total Liabilities			**25,181.93**			**10,537.18**
Depreciation	3,482.25	1,138.66	4,620.91	2,263.12	910.92	3,174.04
Un-allocable Depreciation			11.66			0.48
Total Depreciation			**4,632.57**			**3,174.52**
Capital Expenditure including CWIP	4,980.49	5,990.14	10,970.63	3,486.88	3,203.40	6,690.28

(ii) The secondary segment is based on geographical demarcation i.e. India and Rest of the World. The secondary segmental revenue are as under:

(Rs. in Million)

	2004-05	2003-04
India	68,773.21	49,132.55
Rest of the World	26,459.30	12,950.97

SCHEDULE '23' (Contd.)

B. NOTES ON ACCOUNTS (Contd.)

31. Related Party Disclosures

A List of Related Parties

(a) **Subsidiaries of the Company**
Indian Aluminium Company Limited
Indal Exports Limited
Minerals and Minerals Limited
Renukeshwar Investments & Finance Limited
Renuka Investments & Finance Limited
Dahej Harbour and Infrastructure Limited
Lucknow Finance Company Limited
Birla Maroochydore Pty Limited
Birla Mineral Resources Pty Limited
Birla Resources Pty Limited
Birla (Nifty) Pty Limited
Birla Mt Gordon Pty Limited
Bihar Caustic and Chemicals Limited
Utkal Alumina International Limited
Suvas Holdings Limited

(b) **Trusts of the Company**
Trident Trust

(c) **Joint Ventures**
Tanfac Industries Limited
IDEA Cellular Limited

(d) **Key Managerial Personnel:**
Mr. Debu Bhattacharya- Managing Director

B **The following transactions were carried out with the Related parties in the ordinary course of business:**

(a) **Subsidiary Companies and Joint Ventures:**

(Rs. in Million)

S. No.	Transactions	2004-05		2003-04	
		Subsidiaries	Joint Ventures	Subsidiaries	Joint Ventures
	Transaction during the year				
1	Sales and Conversion	327.73	108.36	1,113.98	0.59
2	Services rendered	24.72	0.02	17.77	0.24
3	Interest and dividend received	48.46	0.90	78.80	48.68
4	Interest paid	21.53	-	22.37	-
5	Purchase of materials	4,146.73	181.71	371.08	633.58
6	Services received	278.63	0.38	318.40	0.75
7	Investments, Deposits, loans and advances made during the year	1,117.69	—	1,111.15	700.00
8	Investments, Deposits, loans and advances as on 31.03.2005	5,877.91	2,293.36	16,462.25	2,293.36
9	Guarantees and Collateral securities given	11,400.00	875.00	5,110.90	849.96
10	Licence and Lease arrangements				
	a) Licence Fees	4.92	—	4.92	—
	b) Deposits	54.85	—	44.45	—
	Outstanding balance as on 31st March 2005				
1	Debit Balances	5.57	13.11	11.43	0.41
2	Credit Balances	350.23	5.49	141.93	0.89

	2004-05	2003-04
(b) **Trident Trust**		
Beneficiary Interest in the Trust	344.52	344.52
(c) **Key Managerial Personnel:**		
Managerial Remuneration (including perquisites)	25.82	16.51

SCHEDULE '23'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

32. Balance Sheet Abstract and Company's General Business Profile

I. REGISTRATION DETAILS

Registration No. 11-11238 State Code 11

Balance Sheet 31 03 05 (Date Month Year)

II. CAPITAL RAISED DURING THE YEAR (Amount in Rs. Million)

Public/Euro Issue	Right Issue
NIL	NIL
Bonus Issue	**Private Placement**
NIL	3.00

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rs. Million)

Total Liabilities	Total Assets
151144.66	151144.66

Sources of Funds:

Paid-up Capital	Reserves & Surplus
927.77	75738.01
Secured Loans	**Unsecured Loans**
29523.38	8476.59

Application of Funds:

Net Fixed Assets	Investments
69265.10	37021.45
Net Current Assets	**Misc. Expenditure**
19582.32	93.86
Accumulated Losses	
NIL	

IV. PERFORMANCE OF THE COMPANY (Amount in Rs. Million)

Turnover	Total Expenditure
107504.64	88371.78
Profit/Loss Before Tax & Extraordinary Item	**Profit/Loss After Tax & Extraordinary Item**
+19132.86	+13293.57
EPS (In Rs.)	**Dividend %***
143.29	200

*Proposed

V. GENERIC NAMES OF FIVE PRINCIPAL PRODUCTS/SERVICES OF COMPANY

Item Code No. (ITC Code)	7601
Product Description	ALUMINIUM INGOTS
Item Code No. (ITC Code)	7606
Product Description	ALUMINIUM ROLLED PRODUCTS
Item Code No. (ITC Code)	7605
Product Description	ALUMINIUM REDRAW RODS
Item Code No. (ITC Code)	740311
Product Description	COPPER CATHODES
Item Code No. (ITC Code)	740710
Product Description	CONTINUOUS CAST COPPER RODS

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA, C. M. MANIAR, E. B. DESAI, S. S. KOTHARI, M. M. BHAGAT, K. N. BHANDARI, A. K. AGARWALA

RAJIV SINGHI
Partner
Membership No. 53518

D. BHATTACHARYA
Managing Director

R. K. KASLIWAL
Group Executive President & C.F.O.

Camp: Mumbai
Dated: The 30th day of April, 2005

ANIL MALIK
Company Secretary

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2005

(Rs. in Million)

			Year ended March 31, 2005		Year ended March 31, 2004 $
A.	CASH FLOW FROM OPERATING ACTIVITIES				
	Net profit before tax and extraordinary items		19,132.86		12,456.69
	Adjustment for :				
	Depreciation	4,632.57		3,174.52	
	Investment activities	(2,706.71)		(2,091.28)	
	Lease Rent Paid	—		97.25	
	Foreign Exchange Loss	41.51			
	Provisions/Misc. expenditure w/off	95.18			
	Interest charged	1,732.85	3,795.40	1,514.52	2,695.01
	Operating profit before working capital changes		22,928.26		15,151.70
	Changes in working Capital:				
	Trade and other receivables	(1,774.76)		(2,462.76)	
	Inventories	(9,377.40)		(1,891.21)	
	Trade payable	5,273.79	(5,878.37)	1,920.23	(2,433.74)
	Cash generated from operation		17,049.89		12,717.96
	Direct taxes paid		636.01		(1,589.23)
	Payment of compensation under voluntary retirement scheme		(76.57)		—
	NET CASH GENERATED FROM OPERATIONS		**17,609.33**		**11,128.73**
B.	CASH FLOW FROM INVESTMENT ACTIVITIES				
	Purchase of Fixed Assets		(11,733.39)		(7,030.31)
	Sale of Fixed Assets		528.15		69.16
	Purchase of shares of Subsidiaries		(982.58)		(906.58)
	Acquisition of Business*		113.70		—
	Purchase of Investments(net)		(10,357.22)		(5,583.52)
	Loan repayment received from Subsidiaries (Net)		280.96		474.67
	Interest received		1,255.79		937.99
	Dividend received		794.27		378.80
	Lease rent received		10.82		—
	NET CASH USED IN INVESTMENT ACTIVITIES		**(20,089.50)**		**(11,659.79)**
C.	CASH FLOW FROM FINANCING ACTIVITIES				
	Share call money received		0.01		0.13
	Proceeds from long term borrowings (net)		8,146.22		(2,233.54)
	Proceeds from short term borrowings (net)		(719.44)		4,280.95
	Interest paid		(1,740.32)		(1,539.69)
	Lease Rent Paid		—		(97.25)
	Dividend paid		(1,725.25)		(1,408.34)
	NET CASH FROM FINANCING ACTIVITIES		**3,961.22**		**(997.74)**
	NET INCREASE IN CASH AND CASH EQUIVALENTS		**1,481.05**		**(1,528.80)**
	CASH & CASH EQUIVALENTS-OPENING BALANCE		2,916.75		4,445.55
	CASH & CASH EQUIVALENTS-CLOSING BALANCE		4,397.80		2,916.75

* Expense incurred on merger of "Amalgamating Business", net of its opening cash & cash equivalent has been shown in Acquisition of Business.

$ Due to inclusion of demerged undertakings of Indian Aluminium Company, Ltd. current year figures are not comparable with those of the previous year.

Notes:

1 Cash and cash equivalent includes cash and bank balances and Deposits with Companies and interest accrued thereon.

2 Figures for the previous year have been regrouped / rearranged wherever found necessary.

3 Interest charged excludes and Purchase of Fixed Assets includes interest capitalised Rs 342.35 Million (Rs. 212.35 Million)

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 30th day of April, 2005

D. BHATTACHARYA
Managing Director

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive President & C.F.O.

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA, C. M. MANIAR, E. B. DESAI, S. S. KOTHARI, M. M. BHAGAT, K. N. BHANDARI, A. K. AGARWALA

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 (1) (e) OF THE COMPANIES ACT, 1956.

Name of the Subsidiary Company	Financial Year of the Subsidiary Company ended on	Extent of Holding Company's interest	The net aggregate amount of the subsidiary companies profit/(loss) so far as it concerns the members of Hindalco Industries Limited (Rs. in Million)				Material changes, if any, between the end of the financial year of the Subsidary Company and the Holding Company
			Not dealt with in the Holding Company's accounts:		Dealt with in the Holding Company's accounts:		
			For the financial year of the Subsidiary	For the previous financial years since they became Subsidiary	For the financial year of the Subsidiary	For the previous financial years since they became Subsidiary	
Minerals & Minerals Limited	31st March, 2005	100 %	0.67	9.25	Nil	Nil	N.A.
Renukeshwar Investments & Finance Limited	31st March, 2005	100 %	19.02	128.01	Nil	0.98	N.A.
Renuka Investments & Finance Limited	31st March, 2005	100 %	61.07	125.53	Nil	6.49	N.A.
Bihar Caustic & Chemicals Limited	31st March, 2005	54.57%	144.48	47.07	6.38	Nil	N.A.
Indian Aluminium Company Limited	31st March, 2005	100%	(15.45)	Nil	Nil	Nil	N.A.
Indal Exports Limited	31st March, 2005	97.06%	(0.02)	(0.18)	Nil	Nil	N.A.
Utkal Alumina International Limited	31st March, 2005	55.00%	Nil	Nil	Nil	Nil	N.A.
Suvas Holdings Limited	31st March, 2005	51.00%	Nil	Nil	Nil	Nil	N.A.
Lucknow Finance Company Limited	31st March, 2005	100%	1.02	27.73	Nil	Nil	N.A.
Dahej Harbour and Infrastructure Limited	31st March, 2005	100%	257.75	363.61	Nil	Nil	N.A.
Birla Resources Pty Limited #	31st March, 2005	100%	-	4	Nil	Nil	N.A.
Birla Maroochydore Pty Limited # 1	31st March, 2005	100%	(126)	(71)	Nil	Nil	N.A.
Birla (Nifty) Pty Limited # 1	31st March, 2005	100%	(20,704)	32,206	Nil	Nil	N.A.
Birla Mt. Gordon Pty Limited # 1	31st March, 2005	100%	(30,092)	(6,541)	Nil	Nil	N.A.
Birla Mineral Resources Pty Limited # $	31st March, 2005	100%	3,539	(16,742)	Nil	Nil	N.A.

Profit/(loss) numbers are in thousand Australian Dollars.

$ Profit/ (Loss) of Birla Mineral Resources Pty. Limited is net of Deferred tax benefit of its subsidiaries also.

1 Subsidiaries of Birla Mineral Resources Pty. Limited

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA, C. M. MANIAR, E. B. DESAI, S. S. KOTHARI, M. M. BHAGAT, K. N. BHANDARI, A. K. AGARWALA

D. BHATTACHARYA
Managing Director

R. K. KASLIWAL
Group Executive President & C.F.O.

ANIL MALIK
Company Secretary

Place: Mumbai
Dated: The 30th day of April, 2005

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF HINDALCO INDUSTRIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF HINDALCO INDUSTRIES LIMITED, ITS SUBSIDIARIES AND JOINT VENTURE

1. We have examined the attached Consolidated Balance Sheet of HINDALCO INDUSTRIES LIMITED, its subsidiaries and joint ventures as at 31st March, 2005, the Consolidated Profit and Loss Account and the Cash Flow Statement for the year ended on that date.
2. These financial statements are the responsibility of the HINDALCO INDUSTRIES LIMITED'S management. Our responsibility is to express an opinion on these financial statements based on our audit. We conduced our audit in accordance with generally accepted auditing standards in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.
3. a) We did not audit the financial statements of Indian subsidiaries whose financial statements reflect total assets of Rs. 5,676.99 million as at 31st March, 2005 and total revenue of Rs. 2,456.81 million for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us

   b) These consolidated financial statements includes total assets of Rs. 97.83 million as at 31st March, 2005 and total revenue of Rs. 87.92 million for the year then ended being proportionate share in the joint venture, Tanfac Industries Ltd., is based on audited financial statements, jointly audited by us with other auditors.

   c) The Consolidated Financial Statement of M/s Birla Mineral Resources Pty. Ltd. and financial statements of Birla Resources Pty. Ltd., foreign subsidiaries, are audited by other auditors as per requirement of Australian GAAP, has been converted by the Management as per requirement of India GAAP and certified by the management reflects total assets of Rs. 12,998.90 million as at 31st March, 2005 and total revenue 5678.27 million for the year then ended.

   d) These consolidated financial statements includes total assets of Rs. 5,381.78 million as at 31st March, 2005 and total revenue of Rs. 2,314.50 million for the year then ended being proportionate share in the joint venture, Idea Cellular Limited, is based on unaudited financial statements, certified by the management.

   e) Our opinion, in so far as it relates to the amounts included in respect of subsidiaries referred to in a) above are based solely on the report of the other auditors and c) and d) above based on certificate of the management.

4) We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, "Consolidated Financial Statements" and other applicable Accounting Standards issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of HINDALCO INDUSTRIES LIMITED, its subsidiaries and joint ventures considered in the consolidated financial statements.

5) On the basis of the information and explanations given to us and on the consideration of the separate audit reports on the individual audited financial statements of HINDALCO INDUSTRIES LIMITED, its subsidiaries and joint ventures and certification of management in respect of subsidiary and joint venture referred to in 3 (c) and (d) above and read with other notes of schedule 23, subject to Note 16 (a) and (b) of Schedule 23, we are of the opinion that:

   (a) the consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs as at 31st March, 2005;

   (b) the consolidated Profit and Loss Accounts gives a true and fair view of the consolidated results of operation for the year ended; and

   (c) the consolidated Cash Flow Statement gives a true and fair view, of the Cash Flows for the year ended on that date.

For Singhi & Co.
Chartered Accountants

Camp: Mumbai
Dated: The 6th day of June, 2005

RAJIV SINGHI
Partner
Membership No. 53518

1B, Old Post Office Street
Kolkata, 700001

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2005

(Rs. in Million)

SOURCES OF FUNDS	Schedule	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
SHAREHOLDERS' FUNDS				
Share Capital	'1'	2,781.46	1,415.87	1,412.87
Reserves and Surplus	'2'	(1,814.80)	75,233.46	69,089.54
		966.66	**76,649.33**	**70,502.41**
LOAN FUNDS				
Secured Loans	'3'	2,294.72	32,310.15	24,385.11
Unsecured Loans	'4'	1,466.29	16,998.00	12,851.50
		3,761.01	**49,308.15**	**37,236.61**
MINORITY INTEREST		—	857.73	932.11
DEFERRED TAX LIABILITY (NET)		6.99	11,342.46	11,952.61
	TOTAL	**4,734.66**	**138,157.67**	**120,623.74**
APPLICATION OF FUNDS				
FIXED ASSETS				
Gross Block	'5'	7,216.69	109,531.67	102,585.10
Less : Depreciation		2,447.57	38,065.60	30,412.75
Less : Impairment		—	999.27	—
Net Block		4,769.12	70,466.80	72,172.35
Capital Work-in-Progress		97.11	16,386.94	7,115.58
		4,866.23	**86,853.74**	**79,287.93**
INVESTMENTS	'6'	**0.92**	**29,558.53**	**18,655.71**
CURRENT ASSETS, LOANS AND ADVANCES				
Inventories	'7'	50.61	26,970.41	17,033.69
Sundry Debtors	'8'	224.76	8,404.44	7,517.35
Cash and Bank Balances	'9'	175.43	4,730.47	2,831.20
Other Current Assets	'10'	0.22	427.04	443.56
Loans and Advances	'11'	141.34	8,988.85	9,778.72
		592.36	**49,521.21**	**37,604.52**
Less :				
CURRENT LIABILITIES AND PROVISIONS				
Liabilities	'12'	734.97	19,111.60	12,952.85
Provisions	'13'	(10.12)	8,799.23	2,166.42
		724.85	**27,910.83**	**15,119.27**
NET CURRENT ASSETS		(132.49)	21,610.38	22,485.25
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	'14'	—	135.02	194.85
	TOTAL	**4,734.66**	**138,157.67**	**120,623.74**
Notes on Accounts	'23'			

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 6th day of June, 2005

D. BHATTACHARYA
Managing Director

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive President & C.F.O.

Directors: M. M. BHAGAT
E. B. DESAI
C. M. MANIAR

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2005

(Rs. in Million)

INCOME	Schedule	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
Gross Sales and Operating Revenues	'15'	2,399.32	110,723.72	89,977.21
Less: Excise Duty		8.84	9,669.08	7,744.50
Net Sales and Operating Revenues		**2,390.48**	**101,054.64**	**82,232.71**
Other Income	'16'	5.85	2,778.83	2,795.21
		2,396.33	**103,833.47**	**85,027.92**
EXPENDITURE				
Raw Materials Consumed	'17'	45.42	43,461.86	36,054.17
Goods Purchased		10.88	182.22	8.42
Manufacturing and Operating Expenses	'18'	861.59	24,965.24	20,293.47
Payments to and Provision for Employees	'19'	146.44	5,051.26	4,598.62
Selling, Distribution, Administration and Other Overheads	'20'	480.28	6,109.45	4,911.28
(Increase)/ Decrease in Stocks	'21'	7.62	(3,021.03)	(3,188.54)
Interest and Finance Charges	'22'	318.09	2,159.12	2,345.64
Depreciation		449.25	6,324.93	5,140.34
		2,319.57	**85,233.05**	**70,163.40**
PROFIT BEFORE EXTRAORDINARY ITEM AND TAX		**76.76**	**18,600.42**	**14,864.52**
Extraordinary Item		—	130.55	10.04
PROFIT BEFORE TAX		**76.76**	**18,469.87**	**14,854.48**
Provision for Current Tax		—	5,418.81	3,233.51
Provision for Deferred Tax		0.02	809.04	1,637.73
Provision for Taxation for earlier years written back (Net)		—	(715.94)	8.70
NET PROFIT BEFORE MINORITY INTEREST		**76.74**	**12,957.96**	**9,974.54**
Minority Interest		—	110.11	39.70
NET PROFIT		**76.74**	**12,847.85**	**9,934.84**
Balance brought forward from Previous year		(2,020.21)	3,777.93	2,371.31
Adjusted pursuant to the Scheme of Arrangement		—	(4,488.22)	—
Transfer from Debenture Redemption Reserve		—	416.67	645.00
BALANCE AVAILABLE FOR APPROPRIATIONS		**(1,943.47)**	**12,554.23**	**12,951.15**
APPROPRIATIONS				
Debenture Redemption Reserve		—	960.00	970.70
Special Reserve		—	38.28	1.70
Proposed Dividend on Equity Shares		0.50	1,864.11	1,531.15
Tax on Dividend Proposed/Paid		0.07	266.88	197.11
Transfer to General Reserve		(3.10)	10,617.48	6,472.56
Balance Carried to Balance Sheet		(1,940.94)	(1,192.52)	3,777.93
		(1,943.47)	**12,554.23**	**12,951.15**
Basic and Diluted Earnings per Share (in Rupees)			**138.48**	**107.43**
Notes on Accounts	'23'			

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 6th day of June, 2005

D. BHATTACHARYA
Managing Director

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive President & C.F.O.

Directors: M. M. BHAGAT
E. B. DESAI
C. M. MANIAR

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

SCHEDULE '1'	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
SHARE CAPITAL			
EQUITY SHARE CAPITAL			
927,80,847 Equity Shares of Rs.10/- each fully paid-up	2,293.36	927.81	924.81
6,050 Less: Face value of Shares forfeited	—	0.06	0.06
	2,293.36	**927.75**	**924.75**
Add: Forfeited Shares Account (Amount Paid-up)	—	0.03	0.03
	2,293.36	**927.78**	**924.78**
Less: Calls-in-Arrears	—	0.01	0.01
	2,293.36	**927.77**	**924.77**
PREFERENCE SHARE CAPITAL			
483 11% Redeemable Cumulative Non-Convertible Preference Shares of Rs. 10 million each of Idea Cellular Limited	488.10	488.10	488.10
	2,781.46	**1,415.87**	**1,412.87**

SCHEDULE '2 '	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
RESERVES AND SURPLUS			
Capital Reserve	0.30	376.99	419.68
Capital Redemption Reserve	—	1,011.59	1,011.59
Special Reserve	—	45.39	7.11
Securities Premium Account	0.02	9,291.37	13,010.15
Debenture Redemption Reserve	—	4,162.20	3,625.02
Foreign Currency Translation Reserve	—	708.25	—
General Reserve	125.82	61,214.71	54,771.12
Profit & Loss Account Balance	(1,940.94)	(1,192.52)	3,777.93
	(1,814.80)	75,617.98	76,622.60
Less: Minority Share	—	171.97	462.69
Less: Goodwill/Capital Reserve	—	212.55	7,070.37
	(1,814.80)	**75,233.46**	**69,089.54**

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
SCHEDULE '3'			
SECURED LOANS			
Secured Redeemable Non-Convertible Debentures	—	15,833.33	13,516.67
Term Loans from Govt. of UP under Subsidised Housing Scheme for Industrial Workers	—	0.73	0.92
Loans from Scheduled Banks - Cash Credit and Export Credit Accounts	21.95	1,822.36	1,860.14
Rupee Term Loans from Schedule Banks	915.50	5,878.88	1,093.67
Rupee Term Loans from Financial Institutions	1,253.51	1,737.59	851.32
Foreign Currency Term Loans from Banks	103.76	6,742.84	5,659.15
Foreign Currency Term Loans from Financial Institutions	—	294.42	1,398.96
Interest Free Excise Loan from Government of India	—	—	4.28
	2,294.72	**32,310.15**	**24,385.11**

	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
SCHEDULE '4'			
UNSECURED LOANS			
Employees' and other Deposits	—	268.25	313.30
Rupee Loans from Banks	1,212.70	1,271.10	863.45
Rupee Loans from Financial Institutions	75.79	75.79	20.07
Foreign Currency Loans from Banks	—	10,346.31	728.89
Foreign Currency Loans from Financial Institutions	—	1,484.11	5,414.26
Buyers' Credit	—	3,248.90	5,399.96
Loan from Promoters	—	26.63	95.74
Interest Free Power Loan from Government of Bihar	—	7.31	7.31
Sales Tax Deferral	0.21	8.19	8.52
Loan from Others	177.59	261.41	—
	1,466.29	**16,998.00**	**12,851.50**

SCHEDULE '5'
FIXED ASSETS

(Rs. in Million)

Description	GROSS BLOCK			DEPRECIATION			IMPAIRMENT			NET BLOCK		
	As at 31st March, 2005		As at 31st March, 2004	As at 31st March, 2005		As at 31st March, 2004	As at 31st March, 2005		As at 31st March, 2004	As at 31st March, 2005		As at 31st March, 2004
	Share in Joint Ventures	Consolidated	Consolidated	Share in Joint Ventures	Consolidated	Consolidated	Share in Joint Ventures	Consolidated	Consolidated	Share in Joint Ventures	Consolidated	Consolidated
A. Tangible Assets												
Mining Rights	—	5,657.53	4,136.60	—	2,826.91	1,730.24	—	—	—	—	2,830.62	2,406.36
Land & Site Development	20.72	1,164.38	838.85	10.59	52.00	31.27	—	10.64	—	10.13	1,101.74	807.58
Buildings	51.15	8,181.21	7,882.62	13.40	1,574.63	1,382.05	—	140.81	—	37.75	6,465.77	6,500.57
Plant & Machinery	4,005.52	84,064.90	77,922.91	1,605.04	30,379.83	25,075.46	—	839.55	—	2,400.48	52,845.52	52,847.45
Vehicles & Aircraft	17.03	1,291.67	1,592.33	10.08	511.66	592.46	—	—	—	6.95	780.01	999.87
Railway Sidings	—	136.19	138.76	—	44.74	41.03	—	—	—	—	91.45	97.73
Furniture & Fittings	87.68	1,923.51	1,592.43	59.88	1,083.57	752.03	—	—	—	27.80	839.94	840.40
Live Stock	—	0.95	1.85	—	—	—	—	—	—	—	0.95	1.85
Road & Drainage	0.69	482.67	457.07	0.22	108.42	99.15	—	8.07	—	0.47	366.18	357.92
Leased Plant & Machinery	—	1,728.00	—	—	470.50	—	—	—	—	—	1,257.50	—
B. Intangible Assets												
Goodwill	1,191.57	2,717.46	6,213.65	—	—	—	—	—	—	1,191.57	2,717.46	6,213.65
Technological Licences	1,804.78	1,908.66	1,573.23	720.91	768.74	526.79	—	—	—	1,083.87	1,139.92	1,046.44
Computer Software	37.55	274.54	234.80	27.45	244.60	182.27	—	0.20	—	10.10	29.74	52.53
Total	7,216.69	109,531.67	102,585.10	2,447.57	38,065.60	30,412.75	—	999.27	—	4,769.12	70,466.80	72,172.35

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE '6'
INVESTMENTS

(Rs. in Million)

	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
A. LONG TERM INVESTMENTS			
1. UNQUOTED			
a. Other than Trade			
i. Government Securities	—	0.37	0.44
ii. Shares, Debentures and Bonds— Fully paid-up	0.17	237.05	806.57
iii. Units of Mutual Funds	0.75	5.75	—
2. QUOTED			
a. Other than Trade			
i. Government Securities	—	61.71	61.71
ii. Shares, Debentures and Bonds- Fully paid-up	—	2,606.45	2,683.10
iii. Units of Mutual Funds	—	13.10	—
B. CURRENT INVESTMENTS			
1. UNQUOTED			
a. Other than Trade			
i. Units of Mutual Funds	—	26,634.10	15,103.89
	0.92	**29,558.53**	**18,655.71**

SCHEDULE '7'
INVENTORIES
(including in transit)

	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
Stores, Spare-parts etc.	16.32	2,045.85	1,920.04
Coal and Fuel	—	641.93	609.67
Raw Materials	26.10	10,406.49	3,631.35
Work-in-Progress	1.23	11,818.99	8,967.94
Finished Goods	6.69	1,862.21	1,692.23
Excise Duty on Stocks	0.27	194.94	212.46
	50.61	**26,970.41**	**17,033.69**

SCHEDULE '8'
SUNDRY DEBTORS

	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
Over six months	186.09	473.93	511.69
Others	206.98	8,212.26	7,217.51
	393.07	**8,686.19**	**7,729.20**
Less: Provision for doubtful debts	168.31	281.75	211.85
	224.76	**8,404.44**	**7,517.35**

SCHEDULE '9'
CASH AND BANK BALANCES

	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
Cash Balance on hand	—	4.45	4.20
Cheques and Drafts in hand	5.17	289.33	337.78
Balance with Scheduled Banks:			
In Current Accounts	144.91	951.52	674.26
In E.E.F.C. Account	—	0.56	1.05
In Deposit Account	25.13	3,283.36	1,686.74
In Escrow Account	—	7.84	0.31
In Unpaid Dividends Account	0.22	59.69	57.45
In Unpaid Debentures Account	—	—	1.27
In Account of Nominees for sale proceeds of Fractional Coupons of Shares	—	3.73	3.73
Balance with Non-Scheduled Banks	—	0.36	0.43
Balance with Foreign Banks	—	129.63	63.98
	175.43	**4,730.47**	**2,831.20**

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
SCHEDULE '10'			
OTHER CURRENT ASSETS			
Accrued Interest			
On Investments	—	1.18	1.03
On Inter Corporate Deposits and Deposit in Banks	—	32.33	54.73
On Others	0.22	12.26	28.01
Accrued Exports Incentives	—	381.27	359.79
	0.22	**427.04**	**443.56**
SCHEDULE '11'			
LOANS AND ADVANCES			
Loan to Employees	—	209.68	296.17
Inter Corporate Deposits	—	631.47	1,015.39
Advances recoverable in cash or in kind or for value to be received and/or to be adjusted	120.27	2,873.41	2,217.00
Prepaid Expenses	0.23	267.42	1,416.46
Balance with Customs, Port Trusts, Excise etc.	7.68	21.50	0.02
Security and other Deposits	11.30	915.00	1,122.32
Excise, Customs and other Claims Receivable	1.86	3,725.85	3,366.84
Trident Trust (Refer Note No. 8 in Schdule '23')	—	344.52	344.52
	141.34	**8,988.85**	**9,778.72**
SCHEDULE '12'			
CURRENT LIABILITIES			
Sundry Creditors	313.42	16,666.36	9,912.11
Customers' Credit Balances and Advances against orders	139.46	553.33	512.62
Security Deposits Refundable	76.79	257.31	169.34
Investor Education and Protection Fund shall be credited by the following:			
Unpaid Dividends	0.22	59.69	57.45
Unpaid matured Debentures	—	0.21	2.20
Unpaid application money due for refund	—	—	0.01
Unpaid matured Fixed Deposits	—	0.97	0.86
Unpaid Interest on above	—	0.90	0.90
Unclaimed amount of Fractional Coupons of Shares	—	3.73	3.73
Interest accrued but not due on Debentures, Loans and Deposits	20.01	737.75	640.26
Other Liabilities	185.07	831.35	1,653.37
	734.97	**19,111.60**	**12,952.85**
SCHEDULE '13'			
PROVISIONS			
Proposed Dividends	0.50	1,864.11	1,531.15
Tax on Proposed Dividends	0.07	262.94	197.11
Provision for Income Tax (Net) (Refer Note No. 4(IV) in Schedule '23')	(10.69)	6,204.66	(172.95)
Post-retiral benefits	—	102.56	251.83
Others	—	364.96	359.28
	(10.12)	**8,799.23**	**2,166.42**

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
SCHEDULE '14'			
MISCELLANEOUS EXPENDITURE			
Compensation under Voluntary Retirement Scheme	—	101.42	78.00
Others	—	33.60	116.85
	—	135.02	**194.85**
SCHEDULE '15'			
GROSS SALES AND OPERATING REVENUES			
A. Sales			
Net Sales	93.30	96,257.40	77,513.86
Excise Duty	8.84	9,669.08	7,744.50
Gross Sales	**102.14**	**105,926.48**	**85,258.36**
B. Operating Revenues			
Exports Incentives	2.24	1,857.81	2,852.89
Service Revenues	2,287.83	2,520.79	1,508.96
Miscellaneous Receipts and Claims (Net)	7.11	418.64	357.00
	2,297.18	**4,797.24**	**4,718.85**
	2,399.32	**110,723.72**	**89,977.21**
SCHEDULE '16'			
OTHER INCOME			
Rent Received	—	25.35	29.80
Profit/(Loss) on sale/discarded of Fixed Assets (Net)	(0.10)	88.68	(9.43)
Income from Investments			
Income from Current Investments			
Interest	—	—	0.67
Dividend	—	643.09	411.21
Profit/(Loss) on sale of Investments (Net)	0.27	145.74	9.57
Diminution in carrying cost of Investments/written back (Net)	—	—	(0.09)
Income from Long Term Investments			
Interest on other Investments	—	7.54	20.06
Dividend	—	190.38	225.31
Profit/(Loss) on sale of Investments (Net)	—	433.15	968.56
Interest on Inter Corporate Deposits and Deposit in Banks	0.05	121.86	275.35
Interest from Others	5.63	1,123.04	864.20
	5.85	**2,778.83**	**2,795.21**
SCHEDULE '17'			
RAW MATERIALS CONSUMED			
Raw Materials Consumed	45.42	43,461.86	36,054.17
	45.42	**43,461.86**	**36,054.17**

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
SCHEDULE '18'			
MANUFACTURING AND OPERATING EXPENSES			
Consumption of Stores, Spare Parts and Tools (including for repairs)	31.03	2,852.65	2,665.74
Power and Fuel (including cost of own generation)	57.97	16,385.34	13,705.40
Repairs, Renewals and Replacements:			
To Buildings	2.47	134.44	144.65
To Machinery	80.94	900.83	831.41
To Others	2.43	234.18	157.03
	85.84	**1,269.45**	**1,133.09**
Conversion, Fabrication and other Operating Expenses	686.75	4,457.80	2,789.24
	861.59	**24,965.24**	**20,293.47**
SCHEDULE '19'			
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES			
Salaries, Wages, Bonus, Ex-gratia and Pension (including for repairs)	128.15	3,943.12	3,373.76
Employees Welfare Expenses	6.62	535.38	504.44
Provision/Contribution to Employees' Gratuity Fund	—	213.85	230.52
Contribution to Provident and other Funds	11.67	358.91	489.90
	146.44	**5,051.26**	**4,598.62**
SCHEDULE '20'			
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER OVERHEADS			
Rates and Taxes (Net)	4.85	57.15	63.47
Rent	33.69	158.74	148.53
Insurance	3.69	446.70	396.80
Miscellaneous Expenses	253.16	1,240.32	1,159.42
Travelling & Conveyance	17.73	542.76	421.79
Donation	—	139.23	64.46
Auditors' Remuneration	0.62	31.59	13.27
Cost Audit Fee and Expenses	—	0.67	0.62
Research and Development Expenses	0.20	22.12	49.09
Royalty	—	270.49	10.77
Discount on Sales	—	104.01	86.13
Commission on Sales	134.05	421.89	308.29
Freight, Forwarding and Handling Charges (Net)	4.43	2,559.52	2,316.26
Provision for doubtful debts/(written back) (Net)	24.19	56.33	27.23
Bad Debts written off	3.21	7.04	3.92
Miscellaneous Expenditure written off	—	64.37	85.89
Exchange Rate Difference (Net)	5.81	68.00	(104.44)
Directors' Fees	—	0.59	0.48
Directors' Commission	—	16.93	16.95
Liability no longer required written back	(5.35)	(99.00)	(157.65)
	480.28	**6,109.45**	**4,911.28**

(Rs. in Million)

	Share in Joint Ventures	Consolidated 31st March, 2005	Consolidated 31st March, 2004
SCHEDULE '21'			
(INCREASE)/DECREASE IN STOCKS			
Closing Stocks:			
Work-in-Progress	1.23	11,818.99	8,967.94
Finished Goods	6.69	1,862.21	1,692.23
	7.92	13,681.20	10,660.17
Less: Opening Stocks:			
Work-in-Progress	0.73	8,967.94	5,671.68
Finished Goods	14.81	1,692.23	1,799.95
	15.54	10,660.17	7,471.63
	7.62	(3,021.03)	(3,188.54)
SCHEDULE '22'			
INTEREST AND FINANCE CHARGES			
Interest on Debentures and other Fixed Loans	302.60	2,086.51	1,986.70
Interest on Others	4.95	515.09	429.11
Finance Lease Charges	—	—	97.25
Other Finance Charges	10.54	21.82	86.63
	318.09	2,623.42	2,599.69
Less: Interest Capitalised	—	464.30	254.05
	318.09	2,159.12	2,345.64

SCHEDULE '23'

NOTES ON ACCOUNTS

1. PRINCIPLES OF CONSOLIDATION

(a) The financial statements have been prepared to comply in all material aspects with applicable accounting principles in India, and the Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI).

(b) **CONSOLIDATED FINANCIAL STATEMENTS** relates to Hindalco Industries Limited, the Company and its Subsidiaries and Joint ventures (the Group).The Consolidated Financial Statements are in conformity with the AS -21 and AS - 27 issued by ICAI and are prepared on the following:

(i) The financial statements of the Company and its Subsidiaries and interest in Joint ventures have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating inter-company balances and transactions including profits in year end inventories.

(ii) The consolidated financial statements are prepared by adopting uniform accounting policies for like transactions and other events in similar circumstances and are presented to the extent possible, in the same manner as the Company's separate financial statements except otherwise stated elsewhere in this schedule.

(iii) The excess of cost to the Company of its investments in the subsidiaries over it's portion of equity of subsidiaries at the dates they become subsidiaries is recognised in the financial statements as goodwill.

(iv) The excess of Company's portion of equity of the subsidiaries over the cost to the Company of its investments at the dates they become subsidiaries is recognised in the financial statements as capital reserve.

(v) Minority Interests in the consolidated financial statements is identified and recognised after taking into consideration:

— The amount of equity attributable to minorities at the date on which investments in a subsidiary is made.

— The minorities' share of movement in equity since the date parent- subsidiary relationship came into existence.

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

— The losses attributable to the minorities are adjusted against the minority interest in the equity of the subsidiary.

— The excess of loss over the minority interest in the equity, is adjusted against General Reserve of the Company.

(c) Accounting Policies and Notes on Accounts of the Company and all the subsidiaries are set out in their respective financial statements.

2. (a) The Consolidated Financial Statements comprise the financial statements of Hindalco Industries Limited and its subsidiaries and its interest in Joint Ventures as on March 31, 2005, which are as under:

Name of the company	Extent of Company's interest	Country of Incorporation
Subsidiaries:		
Indian Aluminium Company, Limited	97.06%	India
Utkal Alumina International Limited **	55.00%	India
Suvas Holdings Limited **	51.00%	India
Indal Exports Limited	100.00%	India
Bihar Caustic and Chemicals Limited	54.57%	India
Minerals and Minerals Limited	100.00%	India
Renukeshwar Investments & Finance Limited	100.00%	India
Renuka Investments & Finance Limited	100.00%	India
Dahej Harbour and Infrastructure Limited	100.00%	India
Lucknow Finance Company Limited	100.00%	India
Birla Maroochydore Pty Limited*	100.00%	Australia
Birla Mineral Resources Pty Limited	100.00%	Australia
Birla Resources Pty Limited	100.00%	Australia
Birla (Nifty) Pty Limited*	100.00%	Australia
Birla Mt Gordon Pty Limited*	100.00%	Australia
Joint Ventures:		
Tanfac Industries Limited	9.98%	India
IDEA Cellular Limited	10.11%	India

Financial year of all subsidiaries and joint ventures ended on 31st March, 2005

* Subsidiaries of Birla Mineral Resources Pty Limited.

** Have not yet commenced commercial production.

(b) For the purpose of consolidation, the Consolidated Financial Statements of Birla Mineral Resources Pty Limited which reflects the consolidation of Birla (Nifty) Pty Limited, Birla Mt Gordon Pty Limited and Birla Maroochydore Pty Limited as at 31st March, 2005 has been prepared. In order to consolidate the audited consolidated financial statements of Birla Mineral Resources Pty Limited, where considered material, been restated to comply with Generally Accepted Accounting Principles in India.

(c) In accordance with the requirement of Accounting Standard – 11 (Revised) –"The effects of changes in foreign exchange rates", operations of foreign subsidiaries have been considered as non-integral operations and accordingly their financial statements have been converted in Indian Rupees at following exchange rates:

(i) Revenue and Expenses: At the average exchange rate during the period.

(ii) Current Assets and Current Liabilities: Exchange rate prevailing at the end of the period.

(iii) Fixed Assets: Exchange Rate prevailing at the end of the period.

The resultant translation exchange difference has been transferred to foreign currency translation reserve.

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

			As at 31st March, 2005	As at 31st March, 2004
				(Rs. in Million)
3.	Capital Commitments outstanding (Advance/Deposit paid Rs. 3,201.96 million)		12,414.98	10,845.94
	Joint Ventures (net of advances)		145.31	137.94
4	(I)	Contingent Liabilities not provided for in respect of:		
	(a)	Claims/Disputed liabilities not acknowledged as debt		
		The following demands which are disputed are not provided for		
		The Company and Subsidiaries:		
		Income Tax	108.28	95.19
		Excise/Custom /Sales Tax	1,920.56	1,987.70
		Others	1,106.34	1,048.72
		Joint Ventures:		
		Income Tax	3.12	1.88
		Excise/Custom /Sales Tax	102.07	14.51
		Others	42.77	25.63
	(b)	i) Bills discounted with Banks	468.14	586.39
		ii) Guarantees outstanding	2,770.39	5,966.86
		Joint Ventures	40.02	59.12
		iii) Letters of Credit Outstanding.	684.17	8,851.09
		Joint Ventures	12.84	26.67
		iv) Bank Guarantees & Bonds	877.19	1,930.69
		Joint Ventures	132.53	5.57
	(c)	The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15.5.1976 to 30.6.1980 and the same remains unprovided for as disputed by the Company	50.10	50.10

(d) In terms of the Scheme of Arrangement between the Company, the erstwhile Indo Gulf Corporation Ltd (IGCL) and Indo Gulf Fertilisers Limited approved by the Hon'ble High Courts at Allahabad and Mumbai vide their orders dated 18th November 2002 and 31st October 2002 respectively, the company may be liable to pay a portion of disputed demands of Income Tax of Rs.133.95 million pertaining to IGCL.

(II) 228,340,226 Equity Shares of Rs.10/- each fully paid up in IDEA Cellular Ltd. are held by the Company as investment. Out of the above 115,187,999 shares of Rs. 10/- each have been pledged for securing financial assistance granted by the lenders to that company.

(III) The Company has given undertakings to various Financial Institutions for non-disposal of shares held in Tanfac Industries Ltd. and 57,085,060 shares of Rs 10/- each of IDEA Cellular Ltd. till the Institutional loans are repaid in full.

(IV) Balance in provision for income tax account is after netting-off the payment made and refunds received since the appeals filed by the Company and the Department are pending before appellate authorities.

5 a) The company has export obligations of Rs. 7,501.33 million (USD 171.46 million) against the Import Licences taken for import of capital goods under Export Promotion Capital Goods Scheme.

b) The company has export obligation of Rs. 2,592.25 millions (USD 59.25 million) against the Advance Licence.

6. Pursuant to a Scheme of Arrangement u/s. 391 to 394 of the Companies Act, 1956 (the Scheme) which has been approved by Hon'ble Bombay High Court and Kolkata High Court on 14th January, 2004 and 23rd December 2004, respectively, all the business undertakings (other than the aluminum foil business at Kollur, Andhra Pradesh), herein

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

after referred to as demerged undertaking, of Indian Aluminium Company, Ltd (Indal) has been transferred to the Company with effect from the appointed date i.e. 1st April, 2004 on going concern basis.

Demerged undertaking is engaged inter alia in conducting and carrying on the business of mining, manufacture and sale of hydrate and alumina, alumina chemicals, aluminium, aluminium products including aluminium sheets, extrusions and foil and generation of electricity.

a) In terms of the Scheme, all the assets and liabilities of the demerged undertaking have been transferred and stand vested with the Company with effect from the appointed date at their book value. Further, in terms of the Scheme, all the business activities of the demerged undertaking of Indal carried out on or after the appointed date are deemed to have been carried out by Indal on behalf of the Company on a going concern basis. The Scheme has accordingly been given effect to in these accounts and operational result for the year of the demerged undertaking of Indal have been incorporated in the Company's accounts.

b) In consideration of the above, the Company has issued 299,522 equity shares in the ratio of one equity share of Rs.10/- each for every seven equity shares to other shareholders of Indal and consequently the issued and paid up Share Capital of the Company has increased by Rs. 3.00 million. In addition to the above the value of Company's investments in Indal has been reduced by Rs. 11,882.79 million

c) As per the requirements of scheme

   i) The assets and liabilities of the demerged undertaking of Indal as on 1st April, 2004 have been taken over at the respective book value.

   ii) Amount of Rs. 111.85 million and Rs. 4.00 million credited to Debenture Redemption Reserve and Capital Reserve, respectively.

   iii) Rs. 2,102.74 million, being the amount representing deficit of net assets of the demerged undertaking over the aggregate of (1) the paid up value of equity shares issued and allotted (2) investment in Indal as reduced in (b) above and the amount credited to reserves as given in (ii) above, has been debited to Securities Premium Account.

7. As per the Accounting Standard (AS) 28 - Impairment of Assets, which came into effect from 1st April 04, the Company carried the impairment test as on 1st April 2004 and provided for the impairment loss where recoverable amount was lower than amount carried in the accounts by adjusting the same (net of deferred taxes of Rs. 336.29 million) against opening balance of revenue reserves as per the transitional provisions. Details are given below :

A) **Aluminum**

Nature of Asset	Events/Circumstances	Impairment Loss Amount (Rs. in Million)	Basis of Recoverable Amount
Certain assets of Foil units	Low return on Investments due to severe competition in the market place	164.00	Value in use
		120.20	Net Selling Price
Certain assets of Wheel Unit	Inadequate return on Investment due to low demand	330.95	Net Selling Price
Certain assets of Smelters	Inadequate return on Investment mainly due to high cost of operation	143.39	Value in use
		146.43	Net Selling Price
Certain assets of Other Units	Erosion in value	194.58	Net selling Price

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

B) Copper

Nature of Asset	Events/Circumstances	Impairment Loss Amount (Rs. in Million)	Basis of Recoverable Amount
Certain Assets of Copper Unit	Higher carrying value than Value in Use	339.87	Value in Use

For arriving at Value in Use discount rate of 9.5% has been used. Net Selling Price has been determined based on valuation report from external agencies

8. Balances with Trident Trust representing 1,631,613 equity shares of the Company issued pursuant to the Scheme of Arrangement approved by the Hon'ble High Courts at Mumbai and Allahabad vide their Order dated 31st October, 2002 and 18th November, 2002, respectively, to the Trident Trust, which is created wholly for the benefit of the Company and is being managed by trustees appointed by it

9 Although the Market value of certain quoted investments (as reflected in Schedule "6") and the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and assets base of the investee companies, in the opinion of the management such decline is temporary in nature and accordingly no provision is necessary for the same.

10. Purchase of copper concentrate is accounted for provisionally pending finalisation of content in the concentrate, price, and custom duty. Variations are accounted for in the year of settlement.

11. A part of electricity supplied by the company, which has been treated by UPPCL as sale, has been accounted for on the basis of provisional rates. The effect of variation in the rate will be accounted for in the year in which rates are finalised by UPPCL

12. a) Future obligations towards lease rentals under the lease agreements taken prior to 1st April 2001:

(Rs. in Million)

Period	Lease Payment	Present Value
Not later than one year	68.05	64.92
Later than one year and not Later than five years	21.60	20.09

b) Future obligations towards lease rentals under the lease agreements taken or after 1st April 2001:

(Rs. in Million)

Period	Lease Payment	Present Value
Not later than one year	3.50	3.32
Later than one year and not later than five years	21.02	15.15
Later than Five years	3.82	2.23

c) In Line with Accounting Standard – 19 "Leases", on April 1, 2004 the Company has capitalized assets taken on finance lease in earlier years at their respective cost amounting Rs. 1,728.00 million together with their respective accumulated depreciation of Rs. 470.50 million.

d) The total future mininmum lease payment commitments under non-cancellable operating lease agreement for a period of twenty years to use railway tracks along with locomotives for transportation of its materials, are as under:

(Rs. in Million)

Period	As at 31st March, 2005
Not later than one year	4.00
Later than one year and not Later than five years	16.00
Later than five years	48.67

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

e) Future minimum lease payment commitments for operating lease under the lease agreements for the following period:

(Rs. in Million)

Period	**As at 31st March, 2005**
Not Later than one year	8.52
Later than one year but not later than five years	11.08

13. Sale of Di-Ammonium Phosphate (DAP) and other complex fertilisers are covered under the concessional schemes for decontrolled fertilisers of the Government of India.Pending declaration of final rate of concession for the quarter ended 31st March 2005 the claim for concession under the scheme for that period has been accounted for provisionally based on final rates declared for the preceding quarter.

14. Extraordinary items of Rs.130.55 million represents expenses of Rs.91.03 million incurred on demerger as per note no.6 and disputed claim of Rs.39.52 million of earlier years accounted by one of the subsidiary.

15. Deferred Tax

Major components of Deferred Tax arising on account of temporary timing differences along with their movement as at March 31, 2005 are: (Rs. in Million)

	As at 31st March, 2005			As at 31st March, 2004		
Particulars	**Company and its subsidiaries**	**Joint Ventures**	**Consolidated**	**Company and its subsidiaries**	**Joint Ventures**	**Consolidated**
Deferred Tax Assets (A)						
Brought forward long term Capital Losses	0.01	—	0.01	36.58	0.13	36.71
Others	303.96	—	303.96	—	—	—
Deferred Tax Liability (B)						
Depreciation	10,867.99	7.14	10,875.13	10,975.40	7.27	10,982.67
Others	771.45	(0.15)	771.30	1,006.82	(0.17)	1,006.65
Net Deferred Tax Liability (A-B)	11,335.47	6.99	11,342.46	11,945.64	6.97	11,952.61

16. a) Capital work-in-progress include Rs. 3.40 million being tax paid on behalf of Ex-CEO and Whole Time Director of a subsidiary company on his remuneration for the period from 1st July, 2000 to 31st January, 2002 in accordance with Section 10 (5B) of the Income-tax Act, 1961. The subsidiary has been legally advised that provisions of Section 10 (5B) of the Income-Tax Act, 1961 has an overriding effect on the provisions of Section 200 of the Companies Act, 1956 and accordingly it believes that the Central Government's approval is not required for the purpose.

b) Appointment and payment of remuneration Rs. 1.33 million to Manager and CEO of a subsidiary company is awaiting the approval of Central Government.

17. Exchange gain / loss amounting to Rs. 33.83 million (Net gain) (Previous year gain of Rs. 652.55 million) have been accounted for under respective heads of account, viz. Sales & conversion charges gain of Rs. 19.69 million (Previous year gain of Rs. 181.13 million), Raw Material consumed gain of Rs. 0.73 million (Previous year gain of Rs. 466.96 million), Manufacturing expenses (gain) Rs. 10.59 million (Previous year gain of Rs. 0.16 million), Selling, Distribution, Administration and Other expenses gain of Rs. 1.04 million (Previous year gain of Rs. 4.30 million) and Interest (gain) 1.78 million (previous Year Rs Nil).

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

18. In view of different sets of environment in which subsidiaries namely Birla Mineral Resources Pty Limited, Birla (Nifty) Pty Limited, Birla Mt Gordon Pty Limited, Birla Resources Pty Limited and Birla Maroochydore Pty Limited are operating, Accounting policies followed in respect of following items by them are different from the accounting policies mentioned in Schedule 23 of the Financial statements of the Company.

(Rs in Million)

Particulars	Accounting Policies		Amount		Proportion	
	Company	Subsidiaries	2004-05	2003-04	2004-05	2003-04
Fixed Assets	Carried at historical cost	Carried at the fair value	6,670.66	5,372.43	9.47%	7.44%
Assets taken on Finance Lease	In respect of assets taken on finance lease prior to 1st April 2001, the element of lease rental applicable to the cost of assets has been charged to the profit and loss account over the estimated life of the assets and financing cost has been allocated over the life of the lease on an appropriate basis.	Assets taken on finance lease have been treated as part of the fixed assets recording them initially at fair value and depreciating it over its useful life.	NIL	22.85	NIL	0.03%
Depreciation & Amortisation	Depreciation is charged on the basis of rates and manner specified for each class of assets in Schedule XIV of the Companies Act, 1956., as amended.	Depreciation rates used (ranging from 10% - 50%) for each class of assets are determined by the remaining expected life of mine. The carrying cost of the mine properties itself is amortised on the basis of production output basis.	1,049.26	785.20	16.59%	15.28%
Gain / Loss relating to exchange differences	Exchange differences relating to amounts payable and receivable in foreign currencies are accounted for as exchange gains or losses in the profit and loss account, except for amount relating to liabilities incurred for purchase of fixed assets, the difference thereof is adjusted in the carrying amount of the fixed assets.	Exchange differences relating to amounts payable and receivable in foreign currencies are accounted for as exchange gains or losses in the statement of financial performance.	Nil	22.57	Nil	21.61%
Environment & rehabilitation expenditure	The Cost of reclamation of mined out land, Afforestation etc is treated as part of raw materials cost.	A provision for environmental and rehabilitation costs are made for the total estimated future costs of environmental and rehabilitation work required to be performed for each operation and area of interest and a corresponding amount is capitalised to mine properties, which is amortised over the life of the operation.	265.19	246.24	100%	100%
Expenses	Mining cost are classified under raw material consumption and production overhead are classified functionally and disclosed under primary heads of accounts	Expenses relating to mining and processing except power & fuel, rates and taxes, insurance, traveling expenses, royalty, freight and forwarding are not classified functionally and are shown under conversion, fabrication and other operating expenses	2,911.70	1,837.60	65.16%	65.88%

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

(Rs in Million)

Particulars	Accounting Policies		Amount		Proportion	
	Company	Subsidiaries	2004-05	2003-04	2004-05	2003-04
Investments	Long term Investments are stated at cost after deducting provisions, if any, in cases where the fall in market value has been considered of permanent nature. Current investments are stated at lower of cost and fair value.	Investments in controlled entities are carried in the financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the profit and loss account when they are declared by the controlled entities.	—	—	—	—
Recognition of Hedging gain / loss	Forward rate agreement and options are not marked-to spot at year end.	Forward rate agreement and options are marked to spot at year end and the same is recognized as deferred gain/ loss in financial statements.	539.79	Nil	100%	Nil

19. SEGMENT REPORTING

Based on the guiding principles given in the Accounting Standard on Segmental Reporting (AS-17) issued by the "Institute of Chartered Accountants of India" the financial information about the primary business segments is as under: Financial information about the primary business segments is presented in the table given below: -

(Rs. in Million)

Particulars	2004-05				2003-04			
	Aluminium	Copper	Others	Consolidated	Aluminium	Copper	Others	Consolidated
REVENUE								
External Sales	53,209.56	45,469.72	2,375.36	101,054.64	45,014.04	35,846.29	1,372.38	82,232.71
Inter Segment Sales	8.91	—	15.01	23.92	7.23	—	11.77	19.00
	53,218.47	45,469.72	2,390.37	101,078.56	45,021.27	35,846.29	1,384.15	82,251.71
Less: Inter Segment Sales	(8.91)	—	(15.01)	(23.92)	(7.23)	—	(11.77)	(19.00)
Total Revenue	**53,209.56**	**45,469.72**	**2,375.36**	**101,054.64**	**45,014.04**	**35,846.29**	**1,372.38**	**82,232.71**
RESULTS								
Segment/Operating Results	16,192.69	1,741.30	481.21	18,415.20	10,921.27	3,667.37	357.90	14,946.54
Un-allocable Income (Net of Expenses)				2,344.34				2,263.62
Interest Expenses				(2,159.12)				(2,345.64)
Non Recurring Income/ Expenses (Net)				(130.55)				(10.04)
Provision for Tax (including Deferred Tax)				(5,511.91)				(4,879.94)
Net Profit				**12,957.96**				**9,974.54**
OTHER INFORMATION								
Segment Assets	63,100.43	61,408.49	6,116.48	130,625.40	60,751.21	42,524.55	4,439.28	107,715.04
Un-allocable Assets				35,443.10				28,027.97
Total Assets				**166,068.50**				**135,743.01**
Segment Liabilities	5,253.76	11,633.03	778.20	17,664.99	5,230.89	6,797.67	596.28	12,624.84
Un-allocable Liabilities				10,245.84				2,494.43
Total Liabilities				**27,910.83**				**15,119.27**
Depreciation	3,599.96	2,260.58	452.73	6,313.27	3,035.30	1,768.73	313.90	5,117.93
Un-allocable Depreciation				11.66				22.41
Total Depreciation				**6,324.93**				**5,140.34**
Capital Eexpediture including CWIP	5,327.95	9,714.12	604.74	15,646.81	5,545.65	5,822.11	402.03	11,769.79

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

Note : During the year the Company has re-identified primary business segment to reflect more appropriate presentation in line with reorganization of some subsidiaries and accordingly previous years figures have been regrouped to make them comparable with current year.

20. **Related Party Disclosures**

A **List of Related Parties**

(a) **Trusts of the Company**
Trident Trust

(b) **Joint Ventures**
Tanfac Industries Limited
IDEA Cellular Limited

(c) **Key Managerial Personnel:**
Mr. Debu Bhattacharya- Managing Director

B **The following transactions were carried out with the Related parties in the ordinary course of business:**

(a) **Joint Ventures:**

(Rs. in Million)

S. No.	Transactions	2004-05 Joint Ventures	2003-04 Joint Ventures
	Transaction during the year		
1	Sales and Conversion	97.54	77.63
2	Services rendered	0.02	0.33
3	Interest and dividend received	0.81	42.69
4	Purchase of materials	163.57	433.55
5	Services received	0.35	0.78
6	Investments, Deposits, loans and advances made during the year	—	700.00
7	Guarantees and Collateral securities given	875.00	849.96
	Outstanding balance as on 31.03.2005		
1	Debit Balances	11.80	15.01
2	Credit Balances	4.94	0.80

		2004-05	2003-04
(b)	**Trident Trust**		
	Beneficiary Interest in the Trust	344.52	344.52
(c)	**Key Managerial Personnel:**		
	Managerial Remuneration (including perquisites)	25.82	26.61

21. Figures of the previous year have been regrouped/ rearranged wherever found necessary

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

D. BHATTACHARYA
Managing Director

R. K. KASLIWAL
Group Executive
President & C.F.O.

Directors: M. M. BHAGAT
E. B. DESAI
C. M. MANIAR

ANIL MALIK
Company Secretary

Camp: Mumbai
Dated: The 6th day of June, 2005

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2005

(Rs. in Million)

		Year ended March 31, 2005		Year ended March 31, 2004
A. CASH FLOW FROM OPERATING ACTIVITIES				
Net profit before tax and extraordinary items		18,600.42		14,864.52
Adjustment for :				
Depreciation	6,223.14		5,028.03	
Amortisation of Intangible Asset	101.79		112.31	
Foreign Exchange Loss/(Gain)	41.51		(120.21)	
Investment activities	(2,797.46)		(2,535.62)	
Preliminary/Deferred expenses	696.04		85.89	
Provisions	127.73		112.74	
Interest & Finance Charges charged	2,208.47	6,601.22	2,185.87	4,869.01
Operating profit before working capital changes		25,201.64		19,733.53
Changes in working Capital:				
Trade and other receivables	(1,973.29)		(2,981.94)	
Inventories	(9,925.91)		(2,501.81)	
Trade payable	5,541.14	(6,358.06)	2,915.37	(2,568.38)
Cash generated from operation		18,843.58		17,165.15
Direct taxes paid		580.04		(2,025.32)
Payment of VRS		(80.66)		-
Cash flow before extraordinary items		19,342.96		15,139.83
Extraordinary items		-		(10.04)
Increase in deferred revenue expenditure		(9.01)		(70.84)
NET CASH FROM OPERATING ACTIVITIES		**19,333.95**		**15,058.95**
B. CASH FLOW FROM INVESTMENT ACTIVITIES				
Goodwill on acquisition		(739.98)		-
Purchase of Fixed Assets		(17,801.74)		(12,210.71)
Sale of Fixed Assets		685.14		91.54
Purchase of shares of subsidiaries		-		(49.86)
Acquisition of Business/Subsidiary		(91.03)		(35.86)
Purchase of Investments (Net)		(10,369.51)		(6,123.90)
Interest received		1,234.43		984.58
Dividend received		833.47		636.52
Lease Rent received		10.82		-
Cash flow before extraordinary items		(26,238.40)		(16,707.69)
Extraordinary items		(39.52)		-
NET CASH USED IN INVESTMENT ACTIVITIES		**(26,277.92)**		**(16,707.69)**

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2005 (Contd.)

(Rs. in Million)

	Year ended March 31, 2005	Year ended March 31, 2004
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issue of Equity Share	97.14	103.68
Share call money Received	0.01	-
Advance received against share capital	-	0.13
Proceeds form Rights Issue (Net of Expenses)	0.17	-
Proceeds from long term borrowings (net)	12,304.38	(90.77)
Proceeds from Short term borrowings (net)	(54.62)	3,984.97
Interest & Finance Charges paid	(2,189.53)	(2,257.75)
Dividend paid	(1,733.11)	(1,410.17)
NET CASH USED IN FINANCING ACTIVITIES	**8,424.44**	330.09
NET INCREASE IN CASH AND CASH EQUIVALENTS	**1,480.47**	(1,318.65)
CASH & CASH EQUIVALENTS-OPENING BALANCE	3,631.94	4,950.59
CASH & CASH EQUIVALENTS-CLOSING BALANCE	5,112.41	3,631.94

Notes:

1 Cash and cash equivalent includes cash and bank balances and Deposits with Companies and interest accrued thereon.

2 Amount invested in subsidiary, net of its cash and cash equivalents on the acquisition date has been shown in Acquisition of subsidiary.

3 Interest charged excludes and Purchase of Fixed Assets includes Rs. 464.30 million interest capitalised during the year.

4 Figures for the previous year have been regrouped / rearranged wherever found necessary.

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 6th day of June, 2005

D. BHATTACHARYA
Managing Director

ANIL MALIK
Company Secretary

R. K. KASLIWAL
Group Executive President & C.F.O.

Directors: M. M. BHAGAT
E. B. DESAI
C. M. MANIAR

FINANCIAL INFORMATION RELATING TO SUBSIDIARY COMPANIES

(Rs. in Million)

		Capital	Reserves	Total Assets	Total Liabilities	Details of Investment *				Turnover	Profit before Tax	Provision for Taxation	Profit after Tax	Proposed Dividend
						Long Term Investment		Current Investment						
						Quoted	Unquoted	Quoted	Unquoted					
1	Minerals &Minerals Limited	0.50	9.92	12.55	12.55	-	-	-	-	27.31	0.88	0.32	0.67	-
2	Bihar Caustic & Chemicals Limited	233.86	619.22	1,919.90	1,919.90	-	-	-	-	1,248.28	296.97	32.45	264.75	18.71
3	Renuka Investment & Finance Limited	92.52	186.61	282.03	282.03	197.46	0.19	-	-	65.78	61.96	0.89	61.07	-
4	Renukeshwar Investment & Finance Limited	47.97	147.03	195.01	195.01	190.19	0.19	-	-	19.46	19.02	-	19.02	-
5	Dahej Harber & Infrastructure Limited	500.00	621.36	1,506.07	1,506.07	-	-	-	152.47	564.24	336.95	79.20	257.75	-
6	Lucknow Finance Company Limited	120.03	28.75	225.14	225.14	0.01	-	-	12.91	10.77	2.32	1.30	1.02	-
7	Birla Minerals Resources Pty Limited	4,859.39	446.11	5,049.45	5,049.45	-	-	-	-	-	(823.63)	(943.22)	119.55	-
8	Birla Maroochydore Pty Limited	337.88	(6.66)	357.92	357.92	-	-	-	-	-	(4.27)	-	(4.27)	-
9	Birla (Nifty) Pty Limited	2,412.93	574.92	9,089.16	9,089.16	-	-	-	-	1,703.95	(123.36)	576.18	(699.53)	-
10	Birla Mt Gordon Pty Limited	810.91	(1,237.73)	2,694.72	2,694.72	-	-	-	-	2,881.85	(1,016.74)	-	(1,016.74)	-
11	Birla Resources Pty Ltd.	21.96	0.07	27.17	27.17	-	-	-	-	-	-	-	-	-
12	Indian Aluminium Company Ltd.	142.51	26.29	422.58	422.58	-	-	-	-	758.67	(25.63)	(10.18)	(15.45)	-
13	Indal Exports Limited	1.40	3.73	5.24	5.24	-	5.00	-	-	-	(0.01)	0.01	(0.02)	-
14	Utkal Alumina International Limited **	1,029.79	-	1,104.72	1,104.72	-	-	-	-	-	-	-	-	-
15	Suvas Holdings Limited **	3.70	-	3.75	3.75	-	-	-	-	-	-	-	-	-

* Excluding Investment in Subsidiaries.

** No Profit & Loss Account prepared since the company is in pre-operative stage.


ADITYA BIRLA GROUP

Prominent Aditya Birla Group of Companies / JVs in India

The Aditya Birla Group enjoys a leadership position in all the sectors in which it operates

I. HINDALCO INDUSTRIES & ITS ASSOCIATES

Hindalco Industries Limited : Aluminium, Copper

Subsidiaries

- Indian Aluminium Company, Limited : Aluminium
- Bihar Caustic and Chemicals Limited : Caustic Soda, Liquid Chlorine, Hydrochloric Acid
- Birla Mineral Resources Pty Limited : Copper mining

Joint Ventures

- Tanfac Industries Limited : Fluorine products
- Idea Cellular Limited : Telecom

II. OTHERS

- **Grasim Industries Limited & its Subsidiaries** : Viscose Staple Fibre, Cement, Sponge Iron,
  - Ultra Tech Cement Limited : Cement
  - Shree Divijay Cement Company Limited : Cement
- **Indian Rayon and Industries Limited & its Subsidiaries** : Viscose Filament Yarn, Branded Apparels, Carbon Black, Textiles
  - Birla Sun Life Insurance Compnay Limited : Life Insurance
  - PSI Data Systems Limited & its subsidiary : Software Services
  - TransWorks Information Services Limited & its subsidiary : Business Process Outsourcing
- **Indo Gulf Fertilisers Limited** : Fertilisers
- **Birla Global Finance Limited & its JVs/Associates** : Financial Services
  - Birla Sun Life Asset Management Company Limited : Investment / Mutual Fund
  - Birla Sun Life Distribution Company Limited : Investment Advisory
  - Birla Sun Life Trustee Company Limited : Trustee of Birla Mutual Fund
  - Birla Insurance Advisory Services Limited : Non-life Insurance Advisory Services
- **Essel Mining & Industries Limited** : Iron and Manganese Ore Mining, Noble Ferro Alloys, Nitrogen production

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